ANNUAL INFORMATION FORM OF PLATINUM GROUP METALS LTD.
FOR YEAR ENDED: AUGUST 31, 2013

Annual Information Form – November 26, 2013

-i-

Platinum Group Metals Ltd.
2013 Annual Information Form

PRELIMINARY NOTES

Date of Information

All information in this Annual Information Form (“AIF”) of Platinum Group Metals Ltd. (“Platinum Group” or the “Company”) is as of August 31, 2013 unless otherwise indicated.

List of Abbreviations and Glossary of Mining Terms

Schedule “B” attached hereto is a list of abbreviations and glossary of mining terms used in this AIF.

Financial Information

Reference is made in this AIF to the consolidated audited financial statements of the Company for the year ended August 31, 2013 (the “Financial Statements”), a copy of which may be obtained online at www.sedar.com.

All financial information in this AIF is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Forward-Looking Statements

This AIF contains “forward-looking statements” and “forward-looking information” within the meaning of applicable US and Canadian securities legislation (collectively, “Forward-Looking Statements”). All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words “expect,” “anticipate,” “estimate,” “may,” “could,” “might,” “will,” “would,” “should,” “intend,” “believe,” “target,” “budget,” “plan,” “strategy,” “goals,” “objectives,” “projection” or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included in this AIF include, without limitation, statements with respect to:

•	revenue, cash flow and cost estimates and assumptions;

•	production estimates and assumptions, including production rate, grade per tonne and smelter recovery;

•	project economics;

•	project debt financing;

•	future metal prices and exchange rates;

•	mineral reserve and mineral resource estimates;

•	production timing; and

•	potential changes in the ownership structures of the Company’s projects.

Forward-Looking Statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-Looking Statements in respect of capital costs, operating costs, production rate, grade per tonne and smelter recovery are based upon the estimates in the technical reports described herein and ongoing cost estimation work, and the Forward-Looking Statements in respect of metal prices and exchange rates are based upon the three year trailing average prices and the assumptions contained in such technical reports and ongoing estimates.

Platinum Group Metals Ltd.
2013 Annual Information Form

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things:

•	inability of the Company to find an additional and suitable joint venture partner for the Project 1 (defined herein) and Project 3 (defined herein) platinum mines;

•	failure of the Company or its joint venture partners to fund their respective pro-rata share of funding obligations;

•	additional financing requirements;

•	history of losses and ability to continue as a going concern;

•	no known mineral reserves on most of the Company’s properties and delays in, or inability to achieve, planned commercial production;

•

discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

•	fluctuations in the relative values of the Canadian Dollar as compared to the South African Rand and the United States Dollar;

•	metals price volatility;

•	difficulty enforcing certain judgments involving United States federal securities laws;

•	the Company’s potential guarantee obligations under the proposed New Project Loan Facility (as defined herein), if consummated;

•	delays in the start-up of the Project 1 platinum mine which could result in a default under the New Project Loan Facility, if consummated;

•	the ability of the Company to retain its key management employees; conflicts of interest;

•	any disputes or disagreements with the Company’s joint venture partners;

•	the costs of increasing Black Economic Empowerment ("BEE") in the Company's mining and prospecting operations;

•	certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire common shares of the Company;

•	the Company’s designation as a “passive foreign investment company” and potential adverse U.S. federal income tax consequences for U.S. shareholders;

•

exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

Platinum Group Metals Ltd.
2013 Annual Information Form

•	property and mineral title risks including defective title to mineral claims or property;

•

changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

•	equipment shortages and the ability of the Company to acquire the necessary access rights and infrastructure for its mineral properties;

•	environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations;

•	extreme competition in the mineral exploration industry;

•	risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to legislation;

•	no expectation of paying dividends, share price volatility, global financial conditions and dilution due to future issuances of equity securities; and

•	the other risks disclosed under the heading “Risk Factors” in this AIF.

These factors should be considered carefully, and investors should not place undue reliance on the Company’s Forward-Looking Statements. In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

The mineral resource and mineral reserve figures referred to in this AIF are estimates and no assurances can be given that the indicated levels of platinum (“Pt”), palladium (“Pd”), rhodium (“Rh”) and gold (“Au”) (collectively referred to as “4E”) will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the mineral resource and mineral reserve estimates included in this AIF are well established, by their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether as a result of new information, future events or results or otherwise.

Currency and Exchange

Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this AIF are references to Canadian Dollars. The Company’s accounts are maintained in Canadian Dollars. All references to “U.S. Dollars” or to “US$” are to United States Dollars. All references to “R” or to “Rand” are to South African Rand.

The following table sets forth the rate of exchange for the U.S. Dollar expressed in Canadian Dollars in effect at the end of each of the indicated periods, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated based on the noon rate of exchange as reported by the Bank of Canada for the conversion of U.S. Dollars into Canadian Dollars.

Platinum Group Metals Ltd.
2013 Annual Information Form

U.S. Dollar to Canadian Dollars	Year Ended August 31
	2013	2012	2011
Rate at end of period	$1.0530	$0.9863	$0.9784
Average rate for period	$1.0111	$1.0092	$0.9892
High for period	$1.0567	$1.0604	$1.0520
Low for period	$0.9683	$0.9752	$0.9449

The noon rate of exchange on November 26, 2013 as reported by the Bank of Canada for the conversion of U.S. Dollars into Canadian Dollars was US$1.00 equals $1.0547.

The following table sets forth the rate of exchange for the South African Rand expressed in Canadian Dollars in effect at the end of each of the indicated periods, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated based on the noon rate of exchange as reported by the Bank of Canada for the conversion of South African Rand into Canadian Dollars.

South African Rand to Canadian Dollars	Year Ended August 31
	2013	2012	2011
Rate at end of period	$0.1029	$0.1176	$0.1397
Average rate for period	$0.1108	$0.1262	$0.1428
High for period	$0.1200	$0.1393	$0.1510
Low for period	$0.1003	$0.1170	$0.1352

The noon rate of exchange on November 26, 2013 as reported by the Bank of Canada for the conversion of South African Rand into Canadian Dollars was R1 equals $0.1040.

Metric Equivalents

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces (troy)/ton	Grams/Tonne	34.2857

Terms used and not defined in this AIF that are defined in National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) shall bear that definition. Other definitions are set out in National Instrument 14-101 - Definitions.

Mineral Reserve and Mineral Resource Disclosure

Due to the uncertainty that may be attached to inferred mineral resource estimates, it cannot be assumed that all or any part of an inferred mineral resource estimate will be upgraded to an indicated or measured mineral resource estimate as a result of continued exploration. Confidence in an inferred mineral resource estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability sufficient for public disclosure, except in certain limited circumstances set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Inferred mineral resource estimates are excluded from estimates forming the basis of a feasibility study.

Platinum Group Metals Ltd.
2013 Annual Information Form

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Cautionary Note to U.S. Investors

Estimates of mineralization and other technical information included herein has been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this AIF and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

CORPORATE STRUCTURE

The Company is a British Columbia, Canada, company amalgamated on February 18, 2002 pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. On January 25, 2005, the Company was transitioned under the Business Corporations Act (British Columbia). On February 22, 2005, the Company’s shareholders passed a special resolution to: (a) amend the authorized share capital from 1,000,000,000 common shares without par value to an unlimited number of common shares (“Common Shares”) without par value; (b) remove the Pre-existing Company Provisions; and (c) adopt new articles.

The Company’s head office is located at:

788 – 550 Burrard Street
Vancouver, British Columbia
Canada, V6C 2B5

The Company’s registered office is located at:

Gowling Lafleur Henderson LLP
2300 - 550 Burrard Street
Vancouver, British Columbia
Canada, V6C 2B5

Platinum Group Metals Ltd.
2013 Annual Information Form

The Company is a platinum focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa and in Canada.

Platinum Group Metals Ltd. and its Principal Subsidiaries

The Company’s material subsidiaries are two wholly-owned companies, one majority-owned company, and a 49.9% holding in fourth company, all of which are incorporated under the company laws of the Republic of South Africa.

The Company conducts its South African exploration and development work through its wholly-owned direct subsidiary, Platinum Group Metals (RSA) (Proprietary) Limited (“PTM RSA”). PTM RSA holds the Company’s interests in Project 1 (“Project 1”) and Project 3 (“Project 3”) of what was formerly the Western Bushveld Joint Venture (the “WBJV”) through its 74%(1) holdings in Maseve Investments 11 (Pty) Limited (“Maseve”). See “Mineral Property Interests – Projects 1 and 3 of the Western Bushveld Complex” below.

PTM RSA also holds 100% of the shares of Wesplats Holding (Proprietary) Limited (“Wesplats”), a holding company set up to acquire surface rights, and a 37% interest in Wildebeest Platinum (Pty) Limited (“Wildebeest”), a company set up to hold prospecting rights for the exploration joint venture between the Company and Sable Platinum Mining (Pty) Ltd. (“Sable”) and Umnotho NREF Joint Venture, a BEE group. The Company also owns 49.9% of Mnombo Wethu Consultants (Pty) Limited (“Mnombo”), a BEE company, which holds a 26% participating interest in both the Waterberg JV Project (defined below) and the Waterberg Extension Project (defined below) (the “Waterberg Projects”).

(1)

Subsequent to August 31, 2013, Africa Wide failed to meet its US$21.8 million share of a cash call for Project 1. Based on the dilution formula contained in the Maseve Shareholders Agreement (the “Maseve Shareholders Agreement”) the Company has calculated that once it has paid its 74% share of the approved cash call into Maseve, Africa Wide will be diluted by 4.98% to a holding in Maseve of 21.02%. Africa Wide has instead calculated its dilution at 3.55%, reducing their shareholding, in their opinion, to 22.45%. At meetings of the shareholders and then of the board of directors of Maseve held on November 11, 2013 resolutions were unanimously approved to issue shares in Maseve to PTM RSA in order to dilute Africa Wide by 3.55% with the possible further dilution of another 1.43% being referred to arbitration for determination according to the terms of the Maseve Shareholders Agreement.

Platinum Group Metals Ltd.
2013 Annual Information Form

GENERAL DEVELOPMENT OF THE BUSINESS

Since its formation in 2002, the Company has been engaged in the acquisition, exploration and development of platinum properties. The Company currently holds interests in platinum properties in the western and northern limbs of the Bushveld Complex in South Africa and in Canada. The Company’s business is conducted primarily in South Africa, and to a lesser extent, in Ontario and the Northwest Territories in Canada.

Three Year History

The following is a timeline summarizing the Company’s activities over the last three years:

October 2010

The Company raised gross proceeds of $143.81 million on the issue of 70.15 million Common Shares. The net proceeds were approximately $135.6 million after deducting the underwriters’ fee of $7.91 million and expenses of the offering of $0.3 million.

Page 44
December 2010	The Company appointed DRA Mining Pty Ltd. as engineering, procurement, construction and management contractor for surface infrastructure and underground development at Project 1.	Page 10
January 2011

On January 14, 2011, the Company exercised the Maseve Subscription Right and acquired a further 19.25% interest in Maseve for subscriptions in the amount of approximately $59 million (R408.81 million at the time), thereby increasing its shareholding to 74%.

Page 18
March 2011

The Company received a positive record of decision from the Department of Mineral Resources of the Government of South Africa (“DMR”) for the detailed underground development plans and EMP (as defined herein), including the taking of a bulk sample at Project 1.

Page 44
May 2011	The Company commenced the Phase 1 civil construction work at Project 1.	Page 47
July 2011	The Company awarded the contract to develop the Phase 1 underground decline tunnels at Project 1 to JIC Mining Services of Johannesburg, South Africa.	Page 10
August 2011

The Company entered into a mandate letter with a syndicate of lead arrangers including Barclays Bank PLC, together with affiliated Absa Capital, The Standard Bank of South Africa Limited, WestLB AG, London Branch and Caterpillar Financial SARL for a US$260 million project finance loan to develop the Project 1 platinum mine.

Page 12
September 2011	The Company acquired 100% ownership in the Providence Lake Copper (Cu)- Nickel (Ni)-Cobalt(Co)-Platinum Group Metals property, in the Northwest Territories, from Arctic Star Exploration Corp.	Page 66
November 2011

The Company made a new discovery at the Waterberg JV Project extending the North Limb of the Bushveld Complex. The Company agreed to acquire 49.9% of Mnombo which holds a 26% participating interest in the Waterberg Project.

Page 50
April 2012	The Company was issued the Mining Right (as defined herein) for the Project 1 platinum mine by the DMR. The Mining Right was notarially executed on the commencement date of May 15, 2012.	Page 21
July 2012	The Company adopted a shareholder rights plan.	Page 95
September 2012

The Company announced an initial 6.6 million ounce platinum, palladium and gold (collectively referred to as “3E”) inferred mineral resource estimate for the newly discovered deposit on the Waterberg JV Project.

Page 49
September 2012

Rustenburg Platinum Mines Ltd. (“RPM”), a direct subsidiary of Anglo American Platinum Limited (“Anglo”), exercised its 60-day right of first refusal to purchase the off-take of ore or concentrate produced from Project 1 and Project 3 of the former WBJV.

Platinum Group Metals Ltd.
2013 Annual Information Form

October 2012

The proposed US$260 million project finance loan for the construction of the Project 1 platinum mine advanced through detailed technical, financial and legal due diligence in October 2012, with closing and draw down of the loan facility being subject to receipt of commitments, final credit approval, the negotiation of the terms and conditions of the financing, the negotiation and execution of final documentation and certain conditions precedent. Societe Generale, a major European bank and financial services company, joined the lead arranger group.

Page 12
November 2012	The Company announced the results of new drilling at the Waterberg JV Project that doubled the known strike length of the Waterberg deposit to a total of 5.4km.	Page 54
December 2012	The Company announced Waterberg JV Project in-fill drilling confirming the continuity of the Waterberg deposit and announcing a total of 15 new intercepts.	Page 55
December 2012	Project 1 senior loan facility credit approved by syndicate of lead arrangers consisting of Barclays Bank PLC, Caterpillar Financial SARL, Societe Generale and the Standard Bank of South Africa Ltd.	Page 12
January 2013

The Company raised gross proceeds of $180 million on the issue of 225 million Common Shares. The net proceeds were approximately $168.86 million after deducting the underwriters’ fee and expenses of the offering.

Page 12
February 2013	The Company announced an updated 10 million ounce 3E inferred mineral resource estimate for the Waterberg JV Project.	Page 49
February 2013	The Company announced a surface worker fatality had occurred on site February 13, 2013. A Section 54 Notice was issued under the Mine Health and Safety Act. On March 5, 2013 Project 1 resumed work.	Page 84
March 2013

The Company filed an NI 43-101 report entitled “Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa (Latitude 23[o] 22’ 01”S, Longitude 28[o] 49’ 42”E)” in relation to the 10 million ounce 3E inferred mineral resource estimate announced in February on the Waterberg JV Project property.

Page 49
April 2013	The Company announced the signing of a binding life of mine concentrate off-take agreement with Rustenburg Platinum Mines, a wholly owned subsidiary of Anglo American Platinum Limited.	Page 44
May 2013

The Company announced positive initial test results from the metallurgical samples from the “T2” and “F” zones from the Waterberg platinum deposit with estimated recoveries being 88% and 83% respectively.

Page 58
July 2013	The Company added Diana Walters to the Board of Directors. Ms. Walters is CEO of Liberty Metals and Mining Holdings LLC, which is the largest shareholder of the Company at 19.9%.	Page 97
September 2013

The Company announced an updated independent Inferred Resource estimate for the Waterberg JV Project property of 167 Million tonnes grading 3.26 grams per tonne of 3E bringing the total to 17.5 million ounces with additional significant copper and nickel credits.

Page 49
October 2013

The Company announced the DMR has granted prospecting rights and consent for prospecting to commence on the prospecting rights covering 530 square kilometers immediately adjacent and north of the Waterberg JV Project property (the “Waterberg Extension Project”).

Page 60
October 2013

The Company filed an NI 43-101 report entitled “Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa (Latitude 23[o] 22’ 01”S, Longitude 28[o] 49’ 42”E)” in relation to the 17.5 million ounce 3E inferred mineral resource estimate announced in September.

Page 49
October 2013

Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”), a subsidiary of Wesizwe Platinum Limited (“Wesizwe”), declined to fund a 213 million Rand (US$21.8 million) cash call for their 26% share of a six month forward budget for the Project 1 platinum mine.

Platinum Group Metals Ltd.
2013 Annual Information Form

October 2013

The Company successfully confirmed the extension of the Bushveld Complex and the layered sequence of the F zone rock package for 4.7 km or strike length beyond the previously known northern limits of the Waterberg deposit.

Page 63
November 2013

The Company entered into a new mandate letter with Barclays Bank PLC, Absa Corporate and Investment Bank, a division of Absa Bank Limited, Caterpillar Financial SARL and Societe Generale to arrange for up to a US$195 million project finance loan.

Page 10
November 2013

The Company announced the first assay results from the Waterberg extension permits confirming the extension of the Super F zone and confirming potential between the current Waterberg deposit and the Waterberg extension.

Page 63

DESCRIPTION OF THE COMPANY’S BUSINESS

General

Platinum Group Metals Ltd. is a British Columbia, Canada company amalgamated on February 18, 2002 pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is a platinum-focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa and in Canada.

The Company’s business is currently focused on the construction of the Project 1 platinum mine and the exploration and initial engineering on the newly discovered Waterberg platinum deposit, where the Company is the operator of the Waterberg joint venture project (the “Waterberg JV Project”) with the Japanese Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo and where the Company has also expanded its exploration northward on to the Waterberg Extension Project property. The Waterberg Extension Project prospecting rights are owned 74% by the Company and 26% by Mnombo, giving the Company an effective 86.974% effective interest in the Waterberg Extension Project by way of its 49.9% shareholding in Mnombo. As a result of the resource scale and thickness of the Waterberg deposit, the Waterberg Projects have increased in importance in the Company’s business over the past year.

General management and support services in South Africa have grown in the year in response to growth at Project 1 and the Waterberg Projects. New office premises were leased in the fourth fiscal quarter in Canada due to the expiration of lease arrangements and new offices were leased in South Africa due to growth. In addition to its existing general office space, the Company utilizes facilities at the Company-owned Sundown Ranch property for Project 1 mine site administration, site induction and staff services and uses a secure compound and core storage facility at the Company-owned Elandsfontein Farm, adjacent to Project 1. The Company also rents a secure compound for core storage, administration and field services near the Waterberg Projects.

The Company’s current complement of managers, staff and consultants in Canada consist of approximately 13 individuals and the Company’s complement of managers, staff, consultants and casual workers in South Africa consist of approximately 139 individuals.

Currently, the Company considers three of its mineral projects to be material: Project 1, the Waterberg JV Project and the Waterberg Extension Project.

The Company’s most advanced mineral project is Project 1, which together with Project 3 comprises a platinum exploration and development project on combined mineral rights covering approximately 47km2 within the Western Bushveld Complex of South Africa (the “WBC Project”). Wesizwe, through its subsidiary Africa Wide, owned a 26% interest in Project 1 and Project 3 at August 31, 2013 through its shareholding in the WBC Project operating company, Maseve. Subsequent to August 31, 2013 Africa Wide elected to dilute its holdings in Maseve by declining to fund an approved cash call (see details below). Africa Wide is currently the Company’s BEE partner with regard to Maseve’s Mining Right. The majority of the Company’s exploration and development activities to date have been focused on Project 1 in order to advance it into development. Project 3 hosts indicated and inferred mineral resources, but feasibility and development work are not expected to commence until Project 1 is producing. On July 7, 2008, the Company announced the results of a feasibility study on Project 1 (the “2008 Feasibility Study”). On October 8, 2009, the Company published the 2009 UFS (as defined below) on Project 1. See “Projects 1 and 3 of the Western Bushveld Complex” below.

Platinum Group Metals Ltd.
2013 Annual Information Form

On April 4, 2012, Maseve was issued a letter of grant for a formal mining right for Project 1 (the “Mining Right”) by the DMR. The Mining Right was notarially executed on the commencement date of May 15, 2012 and registered on August 3, 2012.

During 2013, the Company completed Phase 1 development on Project 1. The Phase 1 development program was budgeted at R856.83 million (approximately US$100 million at the time). Including the effect of both increases and decreases in scope, Phase 1 was completed in March 2013 at a total cost of R777.20 million; however a further amount of R81.3 million related to deferred expenditures for electrical services is still expected to be incurred, bringing the Phase 1 total cost essentially to budget. Phase 1 included the purchase of certain pieces of mobile equipment, surface infrastructure, lay down areas, electrical and water connections, twin decline development and some lateral development.

The Company and DRA (as defined below) began working on design work and preparations for the Phase 2 construction in December 2012. Phase 2 construction at Project 1 commenced in early January 2013 and earth works and laydown areas for mill and concentrator facilities are now mostly complete. Foundations for major mill and concentrator components are above ground as well. Phase 2 includes the purchase of a fleet of mobile equipment, a second twin decline access into the ore body to the south of the north declines as well as milling, concentrating and tailings facilities and extensive underground development.

As of the date of this AIF, approximately $190 million has been invested in Phase 1 and Phase 2 construction and estimated initial production and concentrate sales in mid-2015 have now been delayed. The amount of time for the delay of the first concentrate sales depends on the delay in final financing arrangements for the Project 1 and other factors. Plant and facility construction and commissioning are estimated to take approximately two years to complete. Full commercial production is estimated to occur after a two year ramp-up period subsequent to the commissioning of the plant. See “Risk Factors”.

On November 8, 2013 the Company entered into a new mandate letter with Barclays Bank PLC, Absa Corporate and Investment Bank, a division of Absa Bank Limited, Caterpillar Financial SARL and Societe Generale (the “New Lenders”) for a US$195 million project loan facility (the “New Project Loan Facility”) to partially fund construction on Project 1. The new mandate letter is subject to the finalization of a facility agreement and, among other conditions, the New Lenders’ financial and continued technical due diligence of the Company and the receipt of necessary regulatory approvals for the sale of Africa Wide’s diluted interest in Maseve to a qualified BEE entity. The loan facility agreement will require a cost overrun facility and metal and currency hedging, as well as normal conditions precedent. See “Recent and Planned Financing” and “Risk Factors”.

Project 1 is operated by the Company on an “owner managed-contractor” basis. At present the Company has 20 of its staff, 41 technical services and security staff and 11 human resources and labour consultants assigned to Project 1 while underground mining contractor JIC Mining Services (“JIC”) has approximately 429 people, inclusive of mining sub-contractors assigned to working on both the north and south mine areas at Project 1. JIC was engaged in July 2011. Civil contractors currently have approximately 589 people working on site at Project 1 assigned to surface earth works and construction, concentrator civil works, electrical distribution on site and perimeter security fencing. Having been appointed in December 2010, engineering, procurement, construction and management (“EPCM”) contractor DRA Mining (Pty) Ltd. completed its initial engagement with the Company for Phase 1 establishment of the underground development of the north mine declines in mid-2012, after which Company personnel assumed management over underground services provided by JIC. Since December 2012 DRA Mineral Projects (Pty) Ltd. (“DRA”) has been formally engaged as EPCM contractor for commencement of Phase 2 surface infrastructure including mill and flotation circuit construction. DRA has now assigned approximately 165 engineers, project managers, design staff and administrators to Project 1 both at site and in their Johannesburg offices on a full time or part time basis. Of the people working on site at Project 1 in South Africa at present, approximately 20% are people from the local communities surrounding Project 1.

Platinum Group Metals Ltd.
2013 Annual Information Form

The Company’s second and third material mineral projects are the Waterberg JV Project and the Waterberg Extension Project, which together comprise a contiguous granted licence area of approximately 744km2 located on the North Limb of the Bushveld Complex, approximately 70km north of the town of Mokopane (formerly Potgietersrus). The Waterberg Projects are subdivided by ownership structure into two distinct projects; the Waterberg JV Project (approximately 255km2) owned 37% by the Company, 37% by JOGMEC and 26% Mnombo; and the Waterberg Extension Project (approximately 489km2) currently owned 74% by the Company and 26% by Mnombo. The Waterberg Extension Project is adjacent and to the north of the Waterberg JV Project. There are prospecting license applications covering a further 471km2 in process with the DMR for addition to the Waterberg Extension Project, none of which are directly on the trend of the primary exploration target. The Waterberg JV Project and the Waterberg Extension Project are managed and explored according to separate technical committees and are currently planned for separate development according to needs, requirements and objectives of the two distinct ownership groups.

The Waterberg Projects are exploration projects that came from a regional target initiative of PTM RSA conceived in 2007 and executed over the past four years, resulting in the discovery of several distinct 3.0 to 30.0 metre thick Platinum Group Element (“PGE”) mineralized layers.

Since November 2011, approximately 111 diamond drill boreholes with deflections have been completed on the Waterberg JV Project. Most of these holes formed the basis of the most recent updated inferred mineral resource estimate by an independent qualified person under NI 43-101 (“Qualified Person”) of an inferred mineral resource estimate on the Waterberg JV Project, which was published by the Company on September 3, 2013. This latest estimate was based on exploration and drilling results to the end of July, 2013. The updated inferred mineral resource estimates 167 million tonnes grading 3.26 grams per tonne of platinum, palladium and gold (“2PGE+Au”) for a total of 17.523 million ounces. Significant copper and nickel credits are also present. On October 17, 2013 the Company filed the associated National Instrument 43-101 technical report. The report, entitled “Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa (Latitude 23° 22′ 01”S, Longitude 28° 49′ 42”E)” is dated effective September 2, 2013 and was prepared by Kenneth Lomberg, B.Sc. (Hons) Geology, B. Com., M. Eng. Pr.Sci.Nat., MGSSA, and Alan Goldschmidt, B. Sc. (Hons) Geology, Pr.Sci.Nat., of Coffey Mining (SA) Pty Ltd. The report supports the disclosure of the updated inferred mineral resource estimate.

The Company also holds interests in various early stage-exploration projects located in Canada and in South Africa. The Company continues to evaluate exploration opportunities both on currently owned properties and on new prospects. Details of these projects may be found in the “Mineral Property Interests” section below and in Note 5 of the audited consolidated financial statements of the Company for the year ended August 31, 2013.

To conduct its exploration and development, the Company is dependent on sub-contractors for certain construction, engineering and geological services, drilling equipment and supplies. These are generally available but vary in price and immediacy of availability subject to demand. For recent development regarding key personnel and contractors for Project 1, see “Employees and Specialized Skills and Knowledge”.

As at the date hereof, the Company has no debt other than trade payables in the normal course. The Company holds its cash at a major Canadian chartered bank, a major London-based bank or with a major South African bank in current accounts and interest-bearing deposits. The Company currently owns no marketable securities.

Platinum Group Metals Ltd.
2013 Annual Information Form

Recent and Planned Financing

The Company’s last equity financing was completed in January of 2013 and raised gross proceeds of $180 million on the issue of 225 million Common Shares (the “January 2013 Financing”). The net proceeds were approximately $168.86 million after deducting the underwriters’ fee and other costs of the financing.

As at November 18, 2013 the Company held approximately $83 million in total cash on hand, which is sufficient to fund the estimated general, exploration and development operations of the Company for the remainder of the 2013 calendar year and into the second quarter of the 2014 calendar year, or should the Company decide to stop work at the WBJV then is sufficient to fund the estimated general expenses of the Company until the end of the 2014 calendar year. However the Company does not have adequate funds to complete construction of the mine at Project 1. The Company requires additional financing from external sources, such as the planned New Project Loan Facility, in order to meet the requirements of its business plan through 2014 and carry out the future development of its projects.

On December 6, 2012 the Company announced that a syndicate of lead arrangers, appointed in August 2011, had obtained credit committee approval for the US$260 million project loan facility (the “Original Proposed Loan Facility”) for the construction of the Project 1 platinum mine. Closing and draw down of the Original Proposed Loan Facility was subject to the negotiation and execution of final documentation and satisfaction of conditions precedent.

On October 18, 2013 the 26% partner in the Project 1 platinum mine, Africa Wide, a subsidiary of Wesizwe, informed the Company that it would not be funding its approximate US$21.8 million share of a budget and cash call unanimously approved by the board of directors of Project 1 operating company Maseve. Africa Wide was also to be a guarantor and obligor to the Original Proposed Loan facility. As a result of Africa Wide’s decision, the Company anticipates that it will be required to fund 100% of Maseve’s ongoing cash calls.

On November 8, 2013 the Company entered into a new mandate letter with the New Lenders for the New Project Loan Facility. The new mandate letter is subject to the finalization of a facility agreement and, among other conditions, the New Lenders’ financial and continued technical due diligence of the Company and the receipt of necessary regulatory approvals for the sale of Africa Wide’s diluted interest in Maseve to a qualified BEE entity. As the New Project Loan Facility is for an amount lower than the Original Proposed Loan Facility, the Company will need to finance or directly fund the shortfall in order to meet the expected Project 1 peak funding requirement. The peak funding requirement for Project 1 will increase from previous guidance as a result of delays in the project construction and escalation of costs in South Africa. A procurement and commitment freeze for new construction contracts is currently in place until greater certainty on project finances and plans is achieved will create project delays.

As a part of the New Project Loan Facility, the Company will be required to guarantee the obligations of Maseve. The Company will pledge to the New Lenders its interests in the capital of Maseve and its interests in the Waterberg Projects. The Company will also be required by the New Lenders to provide a cost overrun facility for Project 1, currently estimated at US$75 million. See “Risk Factors”.

There is no certainty that the Company will be able to successfully re-structure a project loan facility. Failure by the Company to complete the New Project Loan Facility or alternative financing for Project 1, or to provide its share of required funding may result in the delay or indefinite postponement of exploration, development, or production on any or all of the Company’s properties, or even a loss of property interests. In the event that adequate financing is not arranged and available to the Company in the short term, the Company will need to alter its business plan. A revised business plan may include the suspension of construction and development of Project 1 or a development of the underground mine only, with the delay of the mill and concentrator construction, and the sale of un-processed ore.

The completion of the New Project Loan Facility is subject to a number of risks, including, without limitation, risks relating to changes in general market conditions, the condition of the Company or its properties, and economic, social or political conditions in South Africa. No assurances can be given that such facility will be consummated on any particular timeline or on the terms described herein, or at all. Funding under the New Project Loan Facility, if consummated, is expected to be subject to certain conditions, including, without limitation, that the Company acquire and maintain all requisite permits and licenses and establish an agreed currency and metals hedging program. The Company may be unable to satisfy such conditions on favourable terms, or at all. In particular, if the New Project Loan Facility is consummated, any inability of the Company to fund its required equity contributions thereunder will prevent funding and utilization of such facility and may result in a default thereunder.

Platinum Group Metals Ltd.
2013 Annual Information Form

The completion and utilization of the New Project Loan Facility, combined with the Company’s cash on hand, will not fully fund the Company’s business plan, including the construction of Project 1. The Company will be required to source additional financing by way of private or public offerings of equity, debt or sale of project or property interests in order to complete the construction of Project 1 and have sufficient working capital for continued exploration on the Waterberg Projects, as well as for general working capital purposes.

Platinum and Palladium Trends

•

The platinum market experienced a deficit in 2012 of approximately 294,000 ounces. Overall demand was approximately 7.342 million ounces. Total refined platinum supply totalled approximately 7.048 million ounces including recycled metal. Supply was affected by labour disruptions and mine closures in South Africa.

•

The automobile industry accounted for 3.2 million ounces of platinum demand. Although global automobile sales increased to approximately 90 million units led by Emerging markets particularly China, the diesel dominant European auto market struggled. Auto sales in the United States have rebounded significantly since the 2008 economic downturn and showed continued strength.

•	Jewellery accounted for 2.26 million ounces of platinum demand in 2012 with Chinese consumption accounting for close to 80% of global jewellery demand.

•	The palladium market experienced a small 55,000 ounce surplus in 2012. Total demand was 8.54 million ounces. Total refined palladium supply totaled 8.6 million ounces.

•	Total palladium demand from the automobile sector was 5.4 million ounces representing over 60% of annual palladium demand.

•

Investment demand via several exchange traded funds (“ETF”) listed products continued to add volatility to the Platinum Group Metals (“PGM”) markets. As of November 2013 there are approximately 2.5 million ounces of platinum and 2.2 million ounces of palladium representing global physical ETF investment demand.

(Source: CPM Group)

Employees and Specialized Skills and Knowledge

Project 1 is operated by the Company on an “owner managed-contractor” basis. As at October 31, 2013, the Company’s complement of managers, staff and consultants in Canada consisted of approximately 13 individuals and the Company’s complement of managers, staff, consultants and casual workers in South Africa, related to Project 1, consisted of approximately 81 individuals. As at October 31, 2013, JIC had assigned approximately 426 people, including mining sub-contractors, to the project. At October 31, 2013, DRA as the EPCM contractor for surface works, managed approximately 589 people working on site at Project 1 assigned to earthworks, civil construction of surface infrastructure, civil construction of the concentrator plant and perimeter security fencing. Of the approximately 1,093 people on site in South Africa at October 31, 2013, more than 20% were people from the local communities surrounding Project 1.

Platinum Group Metals Ltd.
2013 Annual Information Form

At October 31, 2013, the Project 1 site complement for all staff, consultants and contractors was approximately as follows:

Organization Name	Description of Services	No. of People
PTM RSA	Directly employed PTM RSA Staff & Personnel	20
JIC & Mining Sub-Contractors	Underground Mining Development & Support Services	429
Ellecon	Surface Infrastructure & Civil Construction	102
Scribante	Earthworks & Civil Construction	211
BBE	Ventilation Shaft Mechanical Installation	9
Fuller	Surface Infrastructure Construction	26
Q3	Concrete Suppliers	14
Tutuka	Electrical Distribution	10
Motlogelwa Construction Projects	Perimeter Fence Installation	14
Renniks	Plant Civil Construction	145
Doron	Perimeter Fence Installation	43
OHMS	Rock Mechanic Consultants	2
Africa Land Surveyors	Surveying Services	5
Moya	Site Security Services	43
RBS	Human Resource Services	11
DRA	DRA Site Personnel	9
TOTAL		1,093

The above table does not include persons not assigned to the Project 1 site, such as the Company’s 11 person owner’s team or 86 other Company personnel working in exploration on other projects or at the Company’s Johannesburg office. The above table also does not include EPCM contractor DRA’s assigned team of approximately 165 engineers, project managers, design staff and administrators to Project 1 both at site and in their Johannesburg offices on a full time or part time basis.

Due to the specialized skills and knowledge required for a company in the development phase moving into the production phase, the Company has contracted the services of an experienced and professional HR company, Requisite Business Solutions (“RBS”), to provide site and office human resources, organization design and planning services to Project 1. RBS specializes in the mining industry, and their team of professional engineers, psychologists and human resources practitioners has an intimate understanding of organization design & development, including knowledge of the applied legislation, mining techniques and associated labour practices. RBS has assisted the Company in completing a “Local Skills Assessment” in six communities to help identify candidates for leadership and staff positions as per Maseve’s Social and Labour Plan (the “Social and Labour Plan”) and human resources development obligations. Community members have already been hired and more are currently undergoing medical examinations, training and induction.

The Social and Labour Plan was compiled pursuant to the DMR’s Guidelines for social and labour plans and submitted in accordance with section 46 of the Mineral and Petroleum Resources Development Act, 28 of 2002 (“MPRDA”). The objective of the Social and Labour Plan is to align the Company’s social and labour principles with the related requirements established under the Amended Broad-Based SocioEconomic Empowerment Charter for the South African Mining Industry (the “Mining Charter”). These requirements for Maseve include promoting employment, advancement of the social and economic welfare of all South Africans, contributing toward the transformation of the mining industry and contributing towards the socio-economic development of the communities proximal to the Project 1 mine. Contractors are required to comply with the Social and Labour Plan and policies, including commitment to employment equity and BEE, proof of competence in terms of regulations, commitment to undertake training programs, compliance with all Maseve policies relating to recruitment, training, health and safety, etc. In terms of human resources training, the Social and Labour Plan establishes objectives for adult-based education training, learnerships and development of skills required by mining industry, portable skills training for transition into industries other than mining, education bursaries and internships. The Social and Labour Plan also establishes local economic development objectives for projects such as community centre refurbishment, high school refurbishment, water and reticulation projects, housing development, establishment of recreational parks and various other localized programmes for small scale industry, agriculture, entrepreneurship and health and education.

Platinum Group Metals Ltd.
2013 Annual Information Form

Labour in South Africa

There has recently been significant labour unrest and demands for higher wages by certain labour groups across the gold and platinum mining industries in South Africa. Illegal or “unprotected” strikes have occurred at several mines since the beginning of August 2012. In limited cases, wage increases have been agreed to by the management of some mining companies. To date, the Company has seen no adverse labour action on its site at the Project 1 mine.

The Company has worked closely with local communities and human resource specialists RBS for several years in order to create a database of local persons interested in work at the Project 1 mine, including their skill and experience details. The Company has set a target of 30% local employment for the mine, including persons under the employ of contractors. At present approximately 20% of the onsite workforce is comprised of local persons from the surrounding communities.

The primary union at Project 1 representing the workers of underground mining contractor JIC is the National Union of Mineworkers (“NUM”). The Company maintains an active dialogue with JIC, NUM and its own employees. Should higher salaries and wages occur across the industry, the Company will likely be required to comply with higher pay bands, and an increase in labour costs, and therefore operating costs, could occur. See “Risk Factors”.

Competition

The global PGM mining industry has historically been characterised by long term rising demand from global automotive and fabrication sectors on the one hand and constrained supply sources on the other. South Africa’s PGM mining sector has been the largest and fastest growing sector in the South African mining industry until recently, representing approximately 80% of global supply. Since mid-2012 global economic uncertainty and slow growth have created a weak market for PGMs. Lower market prices for PGMs combined with labour unrest has caused stoppages and closures of some higher cost platinum mines and shafts in South Africa. Almost all of the South African platinum supply comes from the geographic constraints of the Western, Northern and Eastern Limbs of the Bushveld Complex, resulting in a high degree of competition for mineral rights and projects. South Africa’s PGM mining sector remains beholden to economic developments in the global automotive industry which accounts for approximately 32% of the total global demand for platinum. A prolonged downturn in global automobile and light truck sales, resulting in depressed platinum prices, often results in declining production as unprofitable mines are shut down. Alternatively, strong automobile and light truck sales combined with strong fabrication demand for platinum, most often results in a more robust industry, creating competition for resources, including funding, labour, technical experts, power, water, materials and equipment. The South African industry is dominated by three or four producers, who also control smelting and refining facilities. As a result, there is general competition for access to these facilities on a contract basis. As the Company moves towards production on Project 1, it will become exposed to many of the risks of competition described herein. See “Risk Factors”.

Environmental Compliance

The Company’s current and future exploration and development activities, as well as future mining and processing operations, if warranted, are subject to various federal, state, provincial and local laws and regulations in the countries in which the Company conducts its activities. These laws and regulations govern the protection of the environment, prospecting, development, production, taxes, labour standards, occupational health, mine safety, hazardous substances and other matters. Company management expects to be able to comply with those laws and does not believe that compliance will have a material adverse effect on the Company’s competitive position. The Company intends to obtain all licences and permits required by all applicable regulatory agencies in connection with its mining operations and exploration activities. The Company intends to maintain standards of compliance consistent with contemporary industry practice.

Platinum Group Metals Ltd.
2013 Annual Information Form

Foreign Operations

The Company conducts the majority of its business in South Africa. South Africa has a large and well-developed mining industry, particularly in the area where the Project 1 is located. This, among other factors, means the infrastructure in the area is well-established, with well-maintained roads and highways as well as electricity distribution networks, water supply and telephone and communication systems. Electrical generating capacity has been overwhelmed by demand in recent years in South Africa, but additional capacity is currently underway. Additional water infrastructure will also be required. See “Risk Factors”.

There is also access to materials and skilled labour in the region due to the existence of many platinum and chrome mines in the immediate vicinity. Smelter complexes and refining facilities are also located in the area. South Africa has an established government, police force and judiciary as well as financial, health care and social institutions, although such institutions underwent significant change following the fall of apartheid and free elections in 1994, and are continuing to be developed. The system of mineral tenure was overhauled by new legislation in 2002, which came into force in 2004. Since 1994, South Africa has been considered an emerging democracy. See “Risk Factors”.

MINERAL PROPERTY INTERESTS

Under IFRS, the Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production; or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

Projects 1 and 3 of the Western Bushveld Complex

Project 1 and Project 3 are located on the Western Limb of the Bushveld Complex, North West Province, and are located approximately 110km west northwest of Pretoria and 120km from Johannesburg. All of the mineral rights for the properties of the WBC Project are now held by operating company Maseve under the Mining Right.

Readers are encouraged to read the following technical reports, from which certain of the disclosure in this AIF has been derived:

1.

“Technical Report on Project 3 Resource Cut Estimation of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa” dated August 31, 2010 (the “Project 3 Report”) prepared by Charles J. Muller;

2.

“Updated Technical Report (Updated Feasibility Study Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd))” dated November 20, 2009 with an effective date of October 8, 2009 (the “2009 UFS”) prepared by Gordon I. Cunningham, Charles J. Muller, Timothy V. Spindler and Byron Stewart; and

3.

“An Independent Technical Report on Project Areas 1 and 1A of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa” (the “Project 1 Report”) dated November 20, 2009 with an effective date of October 8, 2009 prepared by Charles J. Muller, (collectively, the “WBC Reports”).

Platinum Group Metals Ltd.
2013 Annual Information Form

The WBC Reports are subject to certain assumptions, qualifications and procedures described therein. Readers are directed to review the full text of the WBC Reports, available for review under the Company’s profile on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov, for additional information.

Where appropriate, information in this AIF relating to Projects 1 and 3 updates information derived from the WBC Reports. There are significant risks on escalations of costs increases in the peak funding requirements, construction delays and financing timing highlighted in this AIF that update the WBC Reports. R. Michael Jones, P. Eng., the Company’s President, CEO and director, is the non-independent Qualified Person that has approved such updated information.

Acquisition and Reorganization – Projects 1 and 3

On October 26, 2004, the Company entered into a joint venture agreement (the “WBJV Agreement”) forming the WBJV among the Company (37% interest held through PTM RSA), Anglo (37% interest held through its subsidiary RPM), and Africa Wide (26% interest held directly) in relation to a platinum exploration and development project on combined mineral rights covering approximately 67km2 on the Western Bushveld Complex of South Africa. The WBJV was divided into three distinct project areas, namely Projects 1, 2 and 3. In April 2007, Anglo contributed an additional 5km2 area of prospecting rights into the WBJV. This additional area was adjacent to the east of Projects 1 and 3 and once contributed into the WBJV, became a part of Project 2. Africa Wide was subsequently acquired by Wesizwe, a Johannesburg Stock Exchange-listed company, in September 2007. PTM RSA was the operator of the joint venture.

Under the terms of the original WBJV Agreement, upon a decision to mine the respective deemed capital contribution of each party would be credited a dollar amount based on their contribution of measured, indicated and inferred PGM ounces from the contributed properties comprising the WBJV. The ounces contributed would be determined based upon, and at the time of, the first bankable feasibility study for the WBJV in accordance with the South African Code for the Reporting of Mineral Resources and Mineral Reserves (the “SAMREC Code”) and as to be agreed amongst the parties on a “Determination Date” as defined in the WBJV Agreement.

On December 8, 2008, the Company entered into certain agreements to consolidate and rationalize the ownership of the WBJV (the “Consolidation Transaction”).

On April 22, 2010, the Consolidation Transaction was completed and the WBJV was dissolved. The parties had agreed that upon dissolution the equalization due under the original WBJV Agreement would be paid and settled between the parties. On April 22, 2010, the Company paid an equalization amount due to Anglo of R186.28 million (approximately $24.83 million at the time), as required under the terms of the original WBJV Agreement.

At the moment of dissolution, Wesizwe acquired all of Anglo’s rights and interests to the mineral rights underlying the WBJV, Wesizwe retained Anglo’s mineral rights to Project 2, and transferred all of Anglo’s mineral rights underlying Projects 1 and 3 into project operating company, Maseve. The Company also transferred its mineral rights underlying Project 1 into Maseve, the result being that Wesizwe retained 100% of Project 2 and Maseve obtained 100% of Projects 1 and 3. The combined area covered by the mineral rights for Projects 1 and 3 held through Maseve comprises approximately 47km2 of the original 72km2.

The Company also received a 37% interest in Maseve in exchange for its share of Projects 1 and 3. This part of the transaction was treated as a transfer of a business interest between controlled entities and was transferred at cost for accounting purposes. Wesizwe received a 45.25% initial interest in Maseve in exchange for the mineral rights it transferred to Maseve.

Although the Company did not hold any of the mineral rights comprising Project 2, the Company had an 18.5% interest in Project 2 through the WBJV. In exchange for rescinding its 18.5% of Project 2, the Company effectively received an additional 17.75% interest in Maseve, bringing its holdings in Maseve to 54.75% . This was treated as a deemed sale of 18.5% of Project 2 and was valued at estimated fair market value of $65.42 million, resulting in an accounting gain of $45.62 million. For accounting purposes, the Company also accrued a deferred income tax liability of $22.5 million in relation to the deemed sale. This is a non-cash accrual for accounting purposes only, as the Company and its advisors have determined the deemed transaction is not a taxable event under the Income Tax Act of South Africa.

Platinum Group Metals Ltd.
2013 Annual Information Form

Under the terms of the Consolidation Transaction agreements, RPM held a 60-day right of first refusal on the sale of ore or concentrate produced from Project 1, Project 2 and Project 3. On September 5, 2012, Maseve received notice from RPM that they would exercise RPM’s right of first refusal to enter into an agreement with Maseve on terms equivalent to terms agreed to by Maseve with another commercial off-taker for the planned sale of concentrate produced from Project 1. A formal off-take agreement between RPM and Maseve was executed in April 2013.

Under the terms of the Consolidation Transaction agreements, the Company acquired the Maseve Subscription Right entitling it to subscribe for a further 19.25% interest in Maseve, from treasury, in exchange for a subscription amount of R408.81 million. On January 14, 2011, the Company exercised the Maseve Subscription Right in the amount of R408.81 million (approximately $59 million at the time), thereby increasing its effective shareholding in Maseve to 74%. The subscription funds were placed in escrow for application towards Africa Wide’s 26% share of expenditures for Projects 1 and 3 (the “Escrowed Maseve Funds”). As of August 31, 2013, approximately R98.7 million ($10.1 million) of the Escrowed Maseve Funds, including earned interest, remained in escrow. By approximately November 15, 2013 the Escrowed Maseve Funds were fully depleted.

Africa Wide Dilution – Projects 1 and 3

On October 18, 2013 Wesizwe informed the Company that they would not be funding their approximate US$21.8 million share of a project budget and cash call unanimously approved by the Maseve board of directors. As a result of the failure to fund their share of the cash call, and determined in accordance with the dilution provisions of the Maseve Shareholders Agreement, the Company estimates that Africa Wide will dilute from 26% to approximately a 21.02% interest in Maseve and therefore Project 1.

Based on the dilution formula contained in the Maseve Shareholders Agreement the Company has calculated that once it has paid its 74% share of the approved cash call into Maseve, Africa Wide will be diluted by 4.98% to a holding in Maseve of 21.02% . Africa Wide has instead calculated its dilution at 3.55%, taking them down to a holding of 22.45% in their opinion. At meetings of the shareholders and then of the board of directors of Maseve held on November 11, 2013 resolutions were unanimously approved to issue shares in Maseve to PTM RSA to dilute Africa Wide by 3.55% with the possible further dilution of another 1.43% sent to arbitration for determination according to the terms of the Maseve Shareholders Agreement. See previous comments above.

As Africa Wide is the Company’s BEE partner for Project 1, and legislation and regulations in South Africa require a 26% equity stake in Mining Rights of good standing, the Company immediately advised the DMR of Africa Wide’s decision and the dilution implications as a result thereof. The DMR has provided the Company with a letter stating that it will apply the provisions of the MPRDA related to any administrative processes or decisions to be conducted or taken within a reasonable time and in accordance with the principles of lawfulness, reasonableness and procedural fairness in giving the Company the opportunity to remedy the effect of Africa Wide’s dilution. The Company is currently working on a plan to sell the diluted percentage interest in Maseve previously held by Africa Wide to another bona fide BEE company.

Platinum Group Metals Ltd.
2013 Annual Information Form

Project 1 and Project 3 of the WBC Project

Project Description and Location

The approximately 47km2 of mineral rights comprising Projects 1 and 3 (the “WBC Project Area”) are owned 100% by project operating company Maseve. At August 31, 2013 PTM RSA owned 74% of Maseve while Wesizwe, through its subsidiary, Africa Wide, owned the remaining 26%. Subsequently, on October 18, 2013, Africa Wide elected to have their holdings in Maseve diluted for failure to pay their 26% share of an approved cash call. See “Africa Wide Dilution – Projects 1 and 3” above.

Maseve is operated by PTM RSA in accordance with the terms of the Maseve Shareholders Agreement among Maseve, PTM RSA and Africa Wide. The property is divided into two distinct project areas, namely Projects 1 (the “Project Area 1”) and Project 3 (the “Project Area 3”). Project “1A” as discussed below is simply a subdivision of Project 1.

Projects 1 and 3 are located on the Western Limb of the Bushveld Complex, 110km west-northwest of Pretoria and 120km from Johannesburg. The Bushveld Complex is well known for its layering and continuity of economic horizons mined for platinum, palladium and other PGEs, chrome and vanadium.

The total area includes portions of the Company’s properties, namely Elandsfontein 102JQ, Mimosa 81JQ and Onderstepoort 98JQ, and also certain portions of Elandsfontein 102JQ, Onderstepoort 98JQ, Frischgewaagd 96JQ, Mimosa 81JQ and Koedoesfontein 94JQ originally contributed by RPM. These properties are centred on Longitude 27o 00’ 00’’ (E) and Latitude 25o 20’ 00’’ (S) and the mineral rights now cover approximately 47km2 or 4,700ha.

Project Area 1 (including 1A) covers an area of 10.87km 2 or 1,087ha in extent. Specifically, Project Area 1 consists of a section of Portion (“Ptn”) 18, the Remaining Extent (“Re”), Ptn 13, Ptn 8, Re of Ptn 2, Ptn 7, Ptn 15 and Ptn 16 of the farm Frischgewaagd 96JQ, sections of Ptn 2, Ptn 9 and Ptn 12 of the farm Elandsfontein 102JQ and a small section of the Re of the farm Mimosa 81JQ. Project Area 3 covers an area of 224.28ha in extent and is located on a section of the farm Koedoesfontein 94JQ.

Platinum Group Metals Ltd.
2013 Annual Information Form

Platinum Group Metals
Location of the Project Areas

Pilanesburg Alkali Complex
N
Sun City
Ledig
Project 3
Project 2
Project 1a
Project 1
Styldrift
MIMOSA 81 JQ
ONDERSTEPOORT 98 JQ
BRPM
PTM Exploration Office
Scale
0
3km

LEGEND

- WBJV Boundary
- PTM Exploration Office
- Merensky Reef Outcrop
- Borehole

Minxcon

The resources of Project Area 1 and 1A are located approximately 1km to 6km along strike from the active Merensky Reef (“MR”) mining face at the operating Bafokeng Rasimone platinum mine (“BRPM”). BRPM completed opencast mining on the Upper Group 2 Chromitite Layer or Reef (“UG2”) within 100 metres of the property boundary.

Platinum Group Metals Ltd.
2013 Annual Information Form

The mafic component of the Bushveld Complex is collectively termed the Rustenburg Layered Suite (“RLS”) and can be divided into five zones, namely the Marginal, Lower, Critical (which hosts the MR and UG2), Main and Upper Zones. The potential economic horizons in Project Area 1 and 1A are the MR and UG2 situated in the Critical Zone (“CZ”) of the RLS of the Bushveld Complex; these horizons are known for their continuity. The MR and UG2 are mined at the BRPM adjoining the property as well as on other contiguous platinum-mine properties. In general, the layered package dips at less than 20 degrees and local variations in the reef attitude have been modeled. The MR and UG2 Chromitite seam, in the WBC Project Area, dip between 4 and 42 degrees, with an average dip of 14 degrees.

Drilling, in the form of diamond drilling, has been carried out over the WBC Project Area for the purposes of understanding the geology, structure, geotechnical properties and metallurgy of the ore body in the WBC Project Area. During 2013 approximately 98 boreholes were drilled on Project Area 1 for mine planning, geotechnical and cover purposes, bring the total to date to approximately 460 boreholes. PTM RSA has established a site office to the south of the WBC Project Area, and all core is stored in the core yard on site. All logging and sampling of the core is undertaken at the site office core yard and the samples have been sent to Set Point Laboratories (South Africa) and Intertek Genalysis South Africa Pty Ltd has been used as a referee laboratory to confirm the accuracy and repeatability of samples. To the time of the 2009 UFS, a total of 32,020 samples had been assayed and utilized in the estimation of the Mineral Resources over the WBC Project Area.

Licences

The Consolidation Transaction was subject to ministerial approval of the cession of various prospecting rights in accordance with the provisions of section 11 of the MPRDA. On April 22, 2010, the required cession of the prospecting rights was approved by the Minister of Mineral Resources and the Company announced the execution and completion of the Consolidation Transaction. The result of the ministerial approval of the cessions was that the prospecting rights would be grouped into three projects, being Projects 1, 2 and 3.

As a result of the Consolidation Transaction, Maseve held nine separate new order prospecting rights issued by the Regional Office of the DMR in Klerksdorp, North West Province. Licence specifications for the prospecting rights may be found in the WBC Reports. Under the MPRDA, the holders of valid new order prospecting rights have the exclusive right to apply for mining rights over the prospecting area.

In April 2011, Maseve applied for a mining right in respect of the prospecting rights and was issued a letter of grant in respect of the Mining Right on April 4, 2012. The granted Mining Right was notarially executed on the commencement date of May 15, 2012 and shall endure for a period of 30 years ending on May 14, 2042. The Mining Right was subsequently registered in the Mining Titles Office on August 3, 2012 thereby securing rights of tenure. The Mining Right can be renewed for periods of up to 30 years at a time.

The granting of the Mining Right secured the Company’s mineral rights for Project 1 and Project 3. These mineral rights are recorded for platinum group metals, gold, silver, copper, chrome, nickel and cobalt.

Rights to Surface and Minerals

The Company has acquired all surface rights it believes will be necessary to execute construction and operation of the Project 1 platinum mine. These surface rights are intended for purposes of tailings placements, surface infrastructure, location of shaft infrastructure, mill facilities, concentrator facilities and waste sites. Details of acquisition follow below:

PTM RSA acquired an option to purchase 100% of the surface and mineral rights to portions of the farm Elandsfontein 102 JQ in December 2002. The rights to Elandsfontein portions Re 1, 12 and Re 14 measure an aggregate 364.6357 Ha. By December 2005, PTM RSA had purchased these surface and mineral rights in exchange for total payments of approximately $1.7 million. One half of this cost was applied to the surface rights and the other half was applied to the mineral rights. The acquired mineral rights were then contributed to the WBJV under the terms of the original WBJV Agreement and were later transferred to Maseve under the Consolidation Transaction. The acquired 364.6357ha in surface rights at all times since December 2005 remained under legal title to PTM RSA. During the period from December 2005 until the Completion of the Consolidation Transaction, the Company held these surface rights in trust for the WBJV, an unincorporated entity with no legal right or ability to own property of its own. Pursuant to the Consolidation Transaction, the Company made a payment to Wesizwe in settlement for its pro-rata share of the Elandsfontein 102JQ surface rights, thus extinguishing any claim to the surface rights by Wesizwe. PTM RSA now holds 100% of these 364.6357ha in surface rights for its own account. These surface rights are not held by Maseve and are not part of the Project 1 platinum mine.

Platinum Group Metals Ltd.
2013 Annual Information Form

PTM RSA acquired its original interests in respect of the mineral rights on portions of the farm Onderstepoort 4, 5 and 6; Onderstepoort 3 and 8; and Onderstepoort 14 and 15 by way of option agreements. All of the Onderstepoort option agreements were later bought out by way of settlement agreements in 2007 and 2008. PTM RSA contributed its interests in these properties to the WBJV.

The remainder of the WBJV mineral properties, being certain portions of Elandsfontein 102JQ, Onderstepoort 98JQ, Frischgewaagd 96JQ, Mimosa 81JQ and Koedoesfontein 94JQ, were contributed to the original WBJV by Anglo.

During the year ended August 31, 2008, PTM RSA purchased surface rights adjacent to the Project 1 deposit area measuring 216.2703ha for R8.04 million (approximately $1.09 million at the time) and also purchased surface rights directly over a portion of the Project 1 deposit area measuring 360.6676ha for R15.07 million (approximately $2.07 million at the time). During 2012 the surface rights to these two properties were transferred at cost into Maseve in order to consolidate land holdings for the Project 1 platinum mine at the operating company level in advance of the Original Proposed Loan Facility.

On April 22, 2010, the Consolidation Transaction was completed and the WBJV dissolved. At the moment of dissolution, Wesizwe acquired all of Anglo’s rights and interests to the mineral rights underlying the WBJV. Wesizwe retained Anglo’s mineral rights to Project 2, and transferred all of Anglo’s mineral rights underlying Projects 1 and 3 into the project operating company, Maseve. The Company also transferred its mineral rights underlying Project 1 into Maseve, the result being that Wesizwe retained 100% of Project 2 and Maseve obtained 100% of Projects 1 and 3. The combined area covered by the mineral rights for Projects 1 and 3 held through Maseve, comprises approximately 47km2. See “Acquisition and Reorganization – Project 1 and 3”.

On August 12, 2010, the Company acquired the right to purchase the Sundown Ranch surface rights covering 1,713 hectares, including accommodation facilities and overlaying the area of the planned Project 1 platinum mine for R130.0 million (approximately $18.57 million at the time). A deposit of R13.0 million (approximately $1.85 million at the time) was paid to the vendor on August 26, 2010. The purchase price balance of R117.0 million was paid in January 2011 (approximately $17.03 million at that time). Title was subsequently transferred into Maseve at the Company’s direction. The Company received credit for the purchase price against its share of ongoing project costs. All business and operation of the hotel and recreation facilities at the Sundown Ranch have been contracted to a former manager of the property in exchange for a monthly rental fee and a small revenue participation amount payable to Maseve, as this portion of the property is not required directly for Project 1.

Environmental Liabilities and Prospecting/Mining Licenses

There are no known material environmental issues relating to the Company’s or Maseve’s properties.

Mining and exploration companies in South Africa operate with respect to environmental management principles and the applicable environmental management plan (in regard to prospecting) or program (in regard to mining) (“EMP”) more fully set out in section 39 of the MPRDA and the regulations published in respect thereof.

Platinum Group Metals Ltd.
2013 Annual Information Form

The Mining Right for the Project 1 platinum mine was issued by the DMR in April 2012 and registered in in the Mineral and Petroleum Titles on the August 3, 2012. The Mining Right is subject to environmental authorizations, water use licences and compliance with applicable legislation on an ongoing basis. Delays, or a failure to obtain required licences and permits, or a failure to comply with the terms of any such licences and permits that the Company has obtained, could have a material adverse impact on the Company.

In relation to its Mining Right for the WBJV the Company has filed an Environmental Impact Assessment with the DMR. Subsequent to the issue of the Mining Right the Company applied for required licenses and approvals for Project 1. Regulatory records of approval were formally granted in 2013 in respect of;

1.	Municipal rezoning of the applicable surface rights for mining purposes;

2.	A Waste Management Licence issued the Department of Environmental Affairs in terms of the

National Environmental Management: Waste Act No. 59 of 2008 (“Waste Act”) for waste activities during Phase 2 of the Project 1; and

3.

An Environmental Approval issued by the North West Department of Economic Development, Environment, Conservation and Tourism for environmental authorisation for listed activities in respect of the Final Environmental Impact Assessment Report for Phase 2 of Project 1.

One remaining application outstanding for approval is for an Integrated Water Use Licence (“IWULA”), which is currently being assessed by the South African Department of Water Affairs as required under section 40 of the National Water Act No. 36 of 1998 (“NWA”). An independent environmental consultancy has been tasked with the compilation of, and application for, the IWULA. There has been a positive indication that the record of decision should be forthcoming in early 2014, but there is no assurance this will be so. The IWULA for Phase 2 is not required before production commences and no delays are anticipated. Independent specialists have commenced with monthly surface and groundwater monitoring since July 2012. Certain required monitoring in terms of ambient air quality, wind directions and noise is yet to commence.

See “Risk Factors”. At the present state of advancement, all required permits for Project 1 are granted.

In addition to the environmental requirements of the MPRDA, the principles as set out in section 2 of the National Environmental Management Act No. 107 of 1998 (“NEMA”) apply to all prospecting and mining operations, as the case may be, and any matter relating to such operation.

In terms of the environmental regulations to the MPRDA, the Company and Maseve as the holders of mining and prospecting rights, amongst other things, must as part of the general terms and conditions for a mining or a prospecting right and in order to ensure compliance with the commitments in the EMP and to assess the continued appropriateness and adequacy of the EMP: (a) conduct monitoring on a continuous basis, (b) conduct performance assessments of the EMP as required, (c) conduct an annual financial determination in respect of the financial guarantees filed with the relevant prospecting right and mining right, and (d) compile and submit a performance assessment report to the Minister in which compliance with the EMP is demonstrated.

Regular site inspections are conducted on the Company’s and Maseve’s prospecting activities. The aim of these site inspections is to: (a) determine the compliance with all legislation pertaining to the environment; (b) advise on environmental management measures to be undertaken during the prospecting phase; and (c) monitor site rehabilitation.

In 2010, 2011, 2012 and 2013, independent compliance inspections were conducted over each prospecting site of the Company and Maseve in accordance with regulation 55 of the MPRDA.

Platinum Group Metals Ltd.
2013 Annual Information Form

Subsequent to the compliance inspections in 2010, environmental compliance reports were issued on July 9, 2010 and July 18, 2010 for Maseve’s Project 1 prospecting rights and duly lodged with the respective Regional Manager’s offices of the DMR.

The purpose of an Environmental Compliance Report is to indicate the state of the prospecting when measured against the commitments of the EMP. This Environmental Compliance Report is required in terms of the environmental regulations to the MPRDA.

The Environmental Compliance Report reported that all of the drilling sites and the immediate areas that were affected by prospecting had adequately complied with commitments as recorded in the EMPs. It was further reported that all rehabilitation of prospecting boreholes and related infrastructure was completed and that no further rehabilitation is necessary. Independent rehabilitation certificates were issued for each borehole and are on record at the site offices.

Independent site visit reviews and reports of the Project 1 site were conducted by an independent environmental consultancy during 2012 and 2013 which included the inspection of the waste management facilities on-site to ensure that the activities taking place on-site adhere to all the relevant environmental regulations and best practice standards. These reviews and reports recommend changes and improvements to a number of areas related to environmental management, including waste management, oil spill prevention and response, water management, and housekeeping practices. The Company has implemented most of these recommendations, and at this time, believes that any necessary changes and improvements that are still required can be made without material capital investments.

The Company anticipates receiving all required regulatory approvals in due course but cannot provide any assurances to such effect. See “Risk Factors”.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

South Africa has a large and well-developed mining industry in the area where the Project 1 and 3 are located. This, among other factors, means that the infrastructure in the area is well established, with well-maintained roads and highways as well as electricity distribution networks and telephone systems.

The WBC Project Area is located on the southwestern limb of the Bushveld Complex, some 35km northwest of the North West Province town of Rustenburg. The town of Boshoek is situated 10km to the south along the tar road that links Rustenburg with Sun City and crosses the WBC Project Area. The WBC Project Area adjoins the producing BRPM to the southeast, operated by the Royal Bafokeng. A railway line linking BRPM to the national network passes the WBC Project Area immediately to the east with a railway siding at Boshoek. Projects 1 and 3 are readily accessible from Johannesburg by traveling 120km northwest on Regional Road 24 to the town of Rustenburg and then a further 35km. Both the BRPM to the south of the WBC Project Area and Styldrift, a joint venture between the Royal Bafokeng Nation and Anglo, which lies directly to the east of the property, have modern access roads and services. Numerous gravel roads crossing the properties provide easy access to all portions.

The major population centre is the town of Rustenburg, about 35km to the southeast of the project. Pretoria lies approximately 100km to the east and Johannesburg about 120km to the southeast. A popular and unusually large hotel and entertainment centre, Sun City, lies about 10km to the north of the WBC Project Area. The Sundown Ranch Hotel lies in close proximity to the WBC Project Area and offers rooms and chalets as accommodation. The properties fall under the jurisdiction of the Moses Kotane Municipality. A paved provincial road crosses the property. Access across most of the property can be achieved by truck without the need for significant road building.

With low rainfall (the area is considered semi-arid with an annual rainfall of 520mm) and high summer temperatures, the area is typical of the Highveld Climatic Zone. The climate of the area does not hinder the operating season and exploration can continue all year long.

Platinum Group Metals Ltd.
2013 Annual Information Form

The WBC Project Area is close to major towns and informal settlements as a potential source of labour with paved roads being the norm. Power lines (400kV) cross the WBC Project Area and water for local farm use is, as a rule, drawn from boreholes. As several platinum mines are located adjacent to and within 50km of the property, there is excellent access to materials and skilled labour. One of the smelter complexes of Anglo is located within 60km of the property.

Topographically, the WBC Project Area is located on a central plateau characterized by extensive savannah with vegetation consisting of grasses and shrubs with a few trees. The total elevation relief is greater as prominent hills occur in the northern most portions, but variations in topographical relief are minor and limited to low, gently sloped hills. On Project 1, elevations range from 1,080 metres above mean sea level (“amsl”) towards the Elands River in the north to 1,156 metres amsl towards the farm Onderstepoort in the southwest, with an average of 1,100 amsl. The section of the Koedoesfontein property covered by Project 3 gently dips in a north-easterly direction toward a tributary of the Elands River. On Project 3, elevations range from 1,060 metres amsl towards the Sandspruit River in the north to 1,100 metres amsl towards the south eastern corner of the property.

History

Elandsfontein (PTM RSA), Onderstepoort (Portions 4, 5 and 6), Onderstepoort (Portions 3 and 8) and Onderstepoort (Portions 14 and 15) were all privately owned. Previous work done on these properties has not been fully researched and is largely unpublished. Such academic work as has been done by the Council for Geoscience (government agency) is generally not of an economic nature. PTM RSA acquired these rights and then contributed them to the WBJV in 2004.

Elandsfontein (RPM), Frischgewaagd, Onderstepoort (RPM) and Koedoesfontein have generally been in the hands of major mining groups resident in South Africa. Portions of Frischgewaagd previously held by Impala Platinum Mines Limited were acquired by Johannesburg Consolidated Investment Company Limited, which in turn has since been acquired by Anglo through RPM. RPM contributed these rights into the WBJV in 2004.

Previous geological exploration and resource estimation assessments were done by Anglo as the original owner of some of the mineral rights. Anglo managed the exploration drilling programme for the Elandsfontein and Frischgewaagd borehole series in the area of interest on Project Area 1, and for the Koedoesfontein borehole series in the area of interest on Project Area 3. Geological and sampling logs and an assay database are available.

Prior to the establishment of the WBJV and commencement of drilling for the pre-feasibility study, PTM RSA had drilled 36 boreholes on the Elandsfontein property, of which the geological and sampling logs and assay databases are available.

Previous drilling on the Project 3 area conducted by Anglo consisted of three boreholes (KD1, KD2 and KD3). Boreholes KD1 and KD3 were drilled beyond the MR and UG2 subcrop, and terminated in sediments of the Transvaal Supergroup. Drilling of borehole KD2 was stopped short of the MR subcrop.

There has been no previous production from any of the Company’s properties in the Western Bushveld Complex.

Geological Setting

Regional Geology of the Bushveld Complex

The stable Kaapvaal and Zimbabwe Cratons in southern Africa are characterised by the presence of large mafic-ultramafic layered complexes. These include the Great Dyke of Zimbabwe, the Molopo Farms Complex in Botswana and the well-known Bushveld Complex.

Platinum Group Metals Ltd.
2013 Annual Information Form

The Bushveld Complex was intruded approximately 2,060 million years ago into rocks of the Transvaal Supergroup along an unconformity between the Magaliesberg quartzites (Pretoria Group) and the overlying Rooiberg felsites (a dominantly felsic volcanic precursor). The Bushveld Complex is by far the most economically important of these deposits as well as the largest in terms of preserved lateral extent, covering an area of over 66,000km2. It has a maximum thickness of 8km, and is matched in size only by the Windimurra intrusion in Western Australia and the Stillwater intrusion in the USA (Cawthorn, 1996). The mafic-ultramafic component of the Bushveld Complex, known as the RLS, hosts layers rich in PGEs, nickel, copper, chromium and vanadium. The Bushveld Complex is reported to contain about 75% and 50% of the world’s platinum and palladium resources respectively (Vermaak, 1995). The RLS is subdivided into several generally arcuate segments/limbs, each associated with a pronounced gravity anomaly. These include the western, eastern, northern/Potgietersrus, far western/Nietverdient and south eastern/Bethal limbs.

Mineralized Zones

The Bushveld Complex in general is well known for containing a large share of the world’s platinum and palladium resources. There are two very prominent economic deposits within the Bushveld Complex. Firstly, the MR and the UG2, which together can be traced on surface for 300km in two separate areas and secondly, the Northern Limb, which extends for over 120km in the area north of Mokopane.

In the past, the platinum and palladium bearing reefs of the Bushveld Complex have been estimated at about 770 and 480 million ounces respectively (down to a depth of 2,000 metres). These estimates do not distinguish between the categories of Proven and Probable Reserves and Inferred Resource. Recent calculations suggest about 204 and 116 million ounces of Proven and Probable Reserves of platinum and palladium respectively, and 939 and 711 million ounces of Inferred Resources. Mining is already taking place at 2km depth in the Bushveld Complex. Inferred and ultimately mineable ore resources can almost certainly be regarded as being greater than the calculations suggest. These figures represent about 75% and 50% of the world’s platinum and palladium resources respectively. Demand, and hence price, will be the determining factor in mining activities on the Bushveld Complex rather than availability of ore. Many mines on the Bushveld Complex are getting deep, with some at more than 1,000 metres vertical. At these depths costs and safety are factors. With labour costs also rising, shallow mines with good grade have a significant cost advantage over the deeper mines.

Exploration drilling in the area has shown that both economic reefs (MR and UG2) are present and economically exploitable on the Western Bushveld properties. The separation between these reefs tends to increase from the subcrop environment (less than five metres apart) to depths exceeding 650 metres (up to 50 metres apart) towards the northeast. The subcrops of both reefs generally strike southeast to northwest and dip on average 14 degrees to the northeast. The reefs locally exhibit dips from 4 to 42 degrees (average 14 degrees) as observed from borehole information.

The most pronounced PGM mineralization along the western limb of the Bushveld Complex occurs within the MR and is generally associated with a 0.1 –1.2 metre thick pegmatoidal feldspathic pyroxenite unit. The second important mineralized unit is the UG2, which is on average 0.6 –2.0 metres thick.

Local and Property Geology

Projects 1 and 3 are underlain by the lower portion of the RLS, the Critical Zone and the lower portion of the Main Zone. The ultramafic Lower Critical Zone and the Mafic Upper Critical Zone and the Main Zone weather to dark, black clays with very little topography. The underlying Transvaal Supergroup comprises shale and quartzite of the Magaliesberg Formation, which creates a more undulating topography. Gravity, magnetic, LANDSAT, aerial photography and geochemistry have been used to map out lithological units. In parts of the WBC Project Area the MR outcrops, as does the UG2, beneath a relatively thick (2-5 metres) overburden of red Hutton to darker Swartland soil forms. The sequence strikes northwest to southeast and dips between 4° and 42° with an average of 14° in the Project 1 and 1A areas, and with an average dip of 10° in Project 3. The top 32 metres of rock formation below the soil column is characterized by a highly weathered rock profile (regolith) consisting mostly of gabbro within the Main Zone. Thicknesses of this profile increase near intrusive dykes traversing the area. The WBC Project Area is bounded in the west by the Rustenburg Fault and one of its NW-SE orientated branches can be seen to transect the central portion of the Property.

Platinum Group Metals Ltd.
2013 Annual Information Form

Stratigraphy

The RLS intruded into the rocks of the Transvaal Supergroup, largely along an unconformity between the Magaliesberg quartzite of the Pretoria Group and the overlying Rooiberg felsites, which is a dominantly felsic volcanic formation. The mafic-ultramafic rocks of the RLS are subdivided into the following five zones:

•	Marginal Zone – comprising finer-grained gabbroic rocks with abundant country-rock fragments.

•	Lower Zone – the overlying Lower Zone is dominated by darker, more iron and magnesium bearing rocks (orthopyroxenite with associated olivine-rich cumulates (harzburgite, dunite)).

•

Critical Zone – its commencement is marked by first appearance of well-defined cumulus chromitite layers. Seven Lower Group chromitite layers have been identified within the lower Critical Zone. Two further chromitite layers – Middle Group (“MG”) – mark the top of the lower Critical Zone. From this stratigraphic position upwards, plagioclase becomes the dominant cumulus phase and lighter coloured (noritic) rocks predominate. The MG3 and MG4 chromitite layers occur at the base of the upper Critical Zone, which is characterised from here upwards by a number of cyclical units. The cycles commence in general with narrow, darker (pyroxenitic) horizons (with or without olivine and chromitite layers); these invariably pass up into norites, which in turn pass into near white layers (leuconorites and anorthosites). The UG1 – first of the two Upper Group chromitite layers – is a cyclical unit consisting of chromitite layers with overlying footwall units that are supported by an underlying anorthosite. The overlying UG2 is of considerable importance because of its economic concentrations of PGEs. The two uppermost cycles of the Critical Zone include the Merensky and Bastard cycles. The MR is found at the base of the Merensky cycle, which consists of a pyroxenite and pegmatoidal feldspathic pyroxenite assemblage with associated thin chromitite layers that rarely exceed one metre in thickness. The top contact of the Critical Zone is defined by a giant mottled anorthosite that forms the top of the Bastard cyclic unit.

•

Main Zone – consists of norites grading upwards into gabbronorites. It includes several distinctive mottled anorthosite units towards the base and a distinctive pyroxenite, the Pyroxenite Marker, two thirds of the way up. This marker-unit does not occur in the WBC Project Area, but is evident in the adjacent BRPM. The middle to upper part of the Main Zone is very resistant to erosion and gives rise to distinctive hills, which are currently being mined for dimension stone (black granite).

•

Upper Zone – the base is defined by the appearance of cumulus magnetite above the Pyroxenite Marker. The Upper Zone is divided into Subzone A at the base; Subzone B, where cumulus iron-rich olivine appears; and Subzone C, where apatite appears as an additional cumulus phase.

Local Geological Setting –Western Bushveld Limb

Exposures of the Bushveld Complex located on the western limb include the stratigraphic units of the RLS. The local geology includes the classic layered sequence of the RLS and the footwall rocks of the Transvaal Supergroup. The MR is believed to be present within much of this lobe. The position of the MR is fairly closely defined by seismic reflectors associated with the cyclic units of the upper Critical Zone.

The sequence of the Bushveld Complex within the WBC Project Area is confined to the lower part of the Main Zone (Porphyritic Gabbro Marker) and the Critical Zone (HW5–1 and Bastard Reef to UG1 footwall sequence). The rock sequence thins towards the southwest (subcrop) including the marker horizons with concomitant middling of the economic reefs or total elimination thereof. The UG2 and, more often, the UG1 Reef are not developed in some areas owing to the irregular and elevated palaeo-floor of the Transvaal sediments.

Platinum Group Metals Ltd.
2013 Annual Information Form

Reefs

The MR is a well-developed seam along the central part and towards the north eastern boundary of the Project 1 area. Islands of thin reef and relatively low-level mineralization are present. The better-developed reef package, in which the intensity of chromitite is generally combined with pegmatoidal feldspathic pyroxenite development, occurs as larger island domains along a wide central strip in a north south orientation from subcrop to deeper portions.

The UG2 is well developed towards the northeast of the WBC Project Area, but deteriorates towards the southwest. Within the latter area, the reef is present as a thin discontinuous or disrupted chromitite/pyroxenite layer. It also appears to be disrupted by the shear zone along the footwall alteration zone. Towards the northwest on Frischgewaagd, the reef is generally well developed and occurs as a single prominent chromitite layer varying in thickness from a few centimetres to approximately 2 metres.

The thickness of the sequences between the UG2 and MR in the Project 1 and 1A areas increases from approximately 10 metres to 80 metres in a southwest-northeast direction. A similar situation exists in the north of the WBC Project Area but with the thickness between the reefs ranging from 6 metres to 25 metres at depths of 200 metres below surface. In general, the thickness between the reefs appears to increase in a northeasterly direction, sub-parallel to the strike of the Bushveld Complex layered lithologies.

Local Structural Model

Floor rocks in the southwestern Bushveld Complex display increasingly varied degrees of deformation towards the contact with the RLS. Structure within the floor rocks is dominated by the north-northwest trending post-Bushveld Rustenburg Fault. This normal fault with down-throw to the east extends northwards towards the west of the Pilanesberg Alkaline Complex. A second set of smaller faults and joints, striking 70° and dipping very steeply south-southeast or north-northwest, are related to the Rustenburg fault system. These structures were reactivated during the intrusion of the Pilanesberg Alkaline Complex. Dykes associated with this Complex intruded along these faults and joints.

Major structures, which occur within the WBC Project Area, include the Caldera and Elands faults and Chaneng Dyke and a major north-south trending feature, which can be observed across the entire Pilanesberg Complex. These east-west trending structures dip steeply (between 80° and 90°). The magnetics indicate that the Chaneng Dyke dips steeply to the north. This is consistent with similar structures intersected underground on the neighbouring Bafokeng Rasimone platinum mine, which all dip steeply northward.

Two stages of folding have been recognized within the area. The earliest folds are mainly confined to the Magaliesberg Quartzite Formation. The fold axes are parallel to the contact between the RLS and the Magaliesberg Formation. Quartzite xenoliths present close to the contact with the RLS and the sedimentary floor. Examples of folding within the floor rocks are the Boekenhoutfontein, Rietvlei and Olifantsnek anticlines. The folding was initiated by compressional stresses generated by isostatic subsidence of the Transvaal Supergroup during sedimentation and the emplacement of the pre-Bushveld sills. The presence of an undulating contact between the floor rocks and the RLS, and in this instance the resultant formation of large-scale folds, substantiates a second stage of deformation. The fold axes trend at approximately orthogonal angles to the first folding event. Deformation during emplacement of the Bushveld Complex was largely ductile and led to the formation of basins by sagging and folding of the floor rocks. This exerted a strong influence on the subsequent evolution of the Lower and Critical Zones and associated chromitite layers.

The structural events that influenced the floor rocks played a major role during emplacement of the Bushveld Complex. There is a distinct thinning of rocks from east to west as the Bushveld Complex onlaps onto the Transvaal floor rocks, even to the extent that some of the normal stratigraphic units have been eliminated. The MR and UG2 isopach decreases from 60 metres to 2 metres at outcrop position.

Platinum Group Metals Ltd.
2013 Annual Information Form

A structural model was developed from data provided by the magnetic survey results and geological logs of drilled cores. At least three generations of faults were identified on the property.

The oldest event appears to be associated with dykes and sills trending at 305 degrees and is of post-Bushveld Complex age. It appears to be the most prominent, with the largest displacement component of more than 20 metres. The majority of the faults are normal faults dipping in a westerly direction, decreasing in their dip downwards and displaying typical listric fault system behaviour.

A second phase represented by younger fault features is trending in two directions at 345 degrees and 315 degrees northwards respectively and appears to have consistent down-throws towards the west.

A third phase of deformation may be related to a regional east-west-striking dyke system causing discontinuity on adjacent structures. Several dolerite intrusives, mainly steep-dipping dykes and bedding-parallel sills, were intersected in boreholes. These range in thickness from 0.5 –30 metres and most appear to be of a chilled nature; some are associated with faulted contacts. Evident on the magnetic image is an east-west-trending dyke, which was intersected in borehole WBJV005 and appears to be of Pilanesberg-intrusion age. This dyke has a buffer effect on structural continuity as faulting and earlier stage intrusives are difficult to correlate on either side; and more work is required to understand the mechanics.

Exploration

PTM RSA is the operator of Project 1 and Project 3 and PTM RSA personnel have conducted or supervised the work described below. Third party contractors are used to conduct specific components of the work, such as drilling contractors or geophysical contractors, but they remain under the direction of PTM RSA.

Project Area 1

Details of Reserves and Resources are reported below under “Project 1 – Mineral Resource and Mineral Reserve Estimates”.

Fieldwork in the form of soil sampling and surface mapping was initially done on the farm Onderstepoort, where various aspects of the lower Critical Zone, intrusive ultramafic bodies and structural features were identified. Efforts were later extended southwards to the farms Frischgewaagd and Elandsfontein. The above work contributed directly to the economic feasibility of the overall project, directing the main focus in the Project Area 1 towards delineation of the subcrop position of the actual MR and UG2 economic reef horizons.

Prior to the establishment of the WBJV and commencement of drilling for the Pre-Feasibility Study, PTM RSA had drilled 36 boreholes on the Elandsfontein property, of which the geological and sampling logs and assay databases are available.

Geophysical information obtained from Anglo was very useful during the identification and extrapolation of major structural features as well as the lithological layering of the Bushveld Complex.

Ground gravity measurements of 120.2km have been completed on 500 metre line spacing perpendicular to the strike across the deposit, together with 65.5km of ground magnetic survey. The ground gravity data played a significant role in determining the hinge line where the Bushveld Complex rocks start thickening down-dip, and this raised the possibility of more economic mineralization. At the same time, the data shows where the Transvaal footwall causes the abutment or onlapping of the Bushveld Complex rocks. Ground magnetic data helped to highlight faults and dykes as well as to delineate iron replacement ultramafic pegmatoids.

Platinum Group Metals Ltd.
2013 Annual Information Form

An aeromagnetic survey was flown for Anglo by Fugro Airborne using a Midas Heli-borne magnetic gradiometer system. A total of 25,324 line kilometres were flown on lines with a direction of 55° (true north) and with a sensor at a nominal elevation of 20 metres. The area covered by the survey was some four times larger than the Project 1 and 3 areas, which was situated in the north western quadrant of the surveyed area. The high resolution survey data was of a very high quality. The aeromagnetic data alone made it possible to delineate magnetic units in the Main Zone, to recognise the strata strike and to identify the dykes and iron-replacements.

Previous geological exploration and resource estimation assessments were done by Anglo as the original owner of some of the mineral rights. Anglo managed the exploration drilling programme for the Elandsfontein and Frischgewaagd borehole series in the area of interest. Geological and sampling logs and an assay database are available.

The type of drilling being conducted on Project 1 is a diamond drilling core recovery technique involving primarily a BQ-size (60mm core size) solid core extraction. The drilling is placed on an unbiased 500 metre x 500 metre grid and detailed when necessary to a 250 metre x 250 metre grid or to a 50 metre x 50 metre grid in some areas. The grid has been extended for 4.5km along strike to include the whole of the Project 1 and 1A area. During 2013 approximately 98 boreholes were drilled on Project Area 1 for mine planning, geotechnical and cover purposes, bringing the total to date to approximately 460 boreholes. Approximately 30 of the 460 boreholes have been drilled to date on the Project Area 1A, which is included in Project Area 1.

Up to the date of the 2009 UFS, a total of 139,451 metres had been drilled by PTM RSA on the Project 1 and 1A area, and altogether 27,242 filed samples were submitted for assaying along with 2,446 standards and 2,372 blanks.

In late calendar 2010 and throughout 2011, a total of 92 boreholes were infill drilled on the up-dip, near surface edge of the Project 1 deposit area. These holes were drilled to obtain additional material for metallurgical testing purposes and to further assess geological structures in areas of known resources that will likely be accessed and scheduled for mining in the first four or five years of the Project 1 mine life. Underground development at the MR location and detailed drilling during 2013 has provided additional information for mine planning purposes and as anticipated some blocks planned for mining have been amended or removed from the short term mine plan and others have increased in size using the more detailed information. Work completed in 2013 to the date of this AIF indicated no material change to reported reserves and resources. New geo-statistical information resulting from new infill borehole data, combined with ongoing implementation-level modeling, mine planning and scheduling could result in changes to the estimated reserves for Project 1.

The purpose of any future drilling programs will also be to test for additional resource ounces, to upgrade known resources into higher levels of confidence and to further assess geological structures in the areas of known resources.

The exploration programs completed to date on the Project 1 area are appropriate to the style of the deposits within the WBC Project Area. The data produced by the exploration work has been deemed reliable by Qualified Person Charles Muller and the quality assurance and quality control methods employed have given a high level of confidence in the data for use in the advanced stage resource and reserve estimates.

Project 3

Exploration to date for Project 3 has included geophysical surveys (magnetic, gravity, 3D seismics and aerial magnetic), drilling, assaying and structural interpretation and analysis. Drilling on Project Area 3 has ceased at present. An updated resource was declared for Project 3 on September 30, 2010.

To the date of the most recent resource update for Project 3, a total of 42 boreholes were drilled by PTM RSA on the Project 3 area. Three deflections were drilled for boreholes which intersected the MR or UG2, and all of these deflections were assayed. A total of 42,101 metres has been drilled across Project 3 and altogether 10,263 samples have been submitted for assaying from that project, including 836 standards and 828 blanks.

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2013 Annual Information Form

The purpose of future exploration programs will be to test for additional resource ounces and to upgrade known resources into higher levels of confidence and to further assess geological structures in the areas of known resources.

The exploration programs completed to date on the Project Area 3 are appropriate to the style of the deposits within the WBC Project Area. The data produced by the exploration work has been deemed reliable by Qualified Person Charles Muller and the quality assurance and quality control methods employed have given a high level of confidence in the data for use in the advanced stage resource estimates.

Mineralization

Exposures of the Bushveld Complex located on the western limb include the stratigraphic units of the RLS. The sequence comprises mostly gabbros, norites, anorthosites and pyroxenites. The potential economic horizons in the Project 1 and 3 Areas are the MR and UG2 situated in the Critical Zone of the RLS of the Bushveld Complex; these horizons are known for their continuity. The MR in WBC Project Area 1 is the main exploration target; the UG2 chromitite layer has lesser economic potential and will be exploited after the MR during a later stage of the proposed mine life. The most pronounced PGE mineralization in Project 3 occurs within the MR and is generally associated with a 0.1 -1.2 metre thick pegmatoidal feldspathic pyroxenite unit. The MR is also generally associated with thin chromitite layers on either/both the top and bottom contacts of the pegmatoidal feldspathic pyroxenite. The UG2 occurs sequentially below the MR and is on average 1.50 metres thick.

The MR and UG2 are mined at the BRPM adjoining the property as well as on other contiguous platinum-mine properties. In general, the layered package dips at less than 20 degrees to the northeast and local variations in the reef attitude have been modelled. The MR and UG2, in Project Area 1, dip between 4 and 42 degrees, with an average dip of 14 degrees, and in the Project 3 Area, dip at approximately 10 degrees.

Drilling

The type of drilling being conducted on Projects 1 and 3 is a diamond-drilling core-recovery technique involving primarily a BQ-size solid core extraction. The drilling is placed on an unbiased 500 metre x 500 metre grid and detailed when necessary to a 250 metre x 250 metre grid. The grid has been extended for 4.5km along strike to include the whole of the Project Area 1 (including area 1A). To date, 460 boreholes have been drilled by the company on Project Area 1, of which 30 boreholes were drilled on area 1A.

To the date of the last resource update for Project 3, a total of 42 boreholes were drilled by PTM RSA on the Project 3 Area. Three deflections were drilled for boreholes which intersected the MR or UG2, and all of these deflections were assayed.

The results of the drilling and the general geological interpretation are digitally captured in SABLE (a commercially available logging software) and in a GIS software package named ARCVIEW. The exact borehole locations, together with the results of the economic evaluation, are plotted on plan. From the geographic location of the holes drilled, regularly spaced sections are drawn by hand and digitised. This information was useful for interpreting the sequence of the stratigraphy intersected as well as for verifying the borehole information.

The geometry of the deposit has been clearly defined in the sections drawn through the property. With the exception of three inclined boreholes, all holes were drilled vertically (minus 90 degrees) and the down hole surveys indicate very little deviation. A three-dimensional surface – digital terrain model (DTM) – was created and used in the calculation of the average dip of 14 degrees (10 degrees for Project 3). This dip has been factored into the calculations on which resource estimates are based.

Platinum Group Metals Ltd.
2013 Annual Information Form

Sampling and Analysis

Drilled core is cleaned, de-greased and packed into metal core boxes by the drilling company. The core is collected from the drilling site on a daily basis by a Company geologist and transported to the exploration office by Company personnel. Before the core is taken off the drilling site, the depths are checked and entered on a daily drilling report, which is then signed off by the Company. The core yard manager is responsible for checking all drilled core pieces and recording the following information:

•	Drillers’ depth markers (discrepancies are recorded).

•	Fitment and marking of core pieces.

•	Core losses and core gains.

•	Grinding of core.

•	One-meter-interval markings on core for sample referencing.

•	Re-checking of depth markings for accuracy.

Core logging is done by hand on a Company pro-forma sheet by qualified geologists under supervision of the project geologist, who is responsible for timely delivery of the samples to the relevant laboratory. The supervising and project geologists ensure that samples are transported by Company contractors.

Sample Method, Location, Number, Type and Size of Sampling

The first step in the sampling of the diamond-drilled core is to mark the core from the distance below collar in 1 metre units and then for major stratigraphic units. Once the stratigraphic units are identified, the economic units – MR and UG2 seam – are marked. The top and bottom contacts of the reefs are clearly marked on the core. Thereafter the core is rotated in such a manner that all lineations pertaining to stratification are aligned to produce a representative split. A centre cut line is then drawn lengthways for cutting. After cutting, the material is replaced in the core trays. The sample intervals are then marked as a line and a distance from collar.

The sample intervals are typically 15–25cm in length. In areas where no economic zones are expected, the sampling interval could be as much as a metre. The sample intervals are allocated a sampling number, and this is written on the core for reference purposes. The half-core is then removed and placed into high-quality plastic bags together with a sampling tag containing the sampling number, which is entered onto a sample sheet. The start and end depths are marked on the core with a corresponding line. The duplicate tag stays as a permanent record in the sample booklet, which is secured on site. The responsible project geologist then seals the sampling bag. The sampling information is recorded on a specially designed sampling sheet that facilitates digital capture into the SABLE system. The sampling extends for about a metre into the hanging wall and footwall of the economic reefs.

Up to the date of the 2009 UFS, a total of 139,451 metre has been drilled by PTM RSA on the Project 1 and area 1A (up to hole WBJV 241), and altogether 27,242 filed samples have been submitted for assaying along with 2,446 standards and 2,372 blanks. A total of 42,101 metres has been drilled by PTM RSA across Project 3 and altogether 10,263 samples have been submitted for assaying from that project, including 836 standards and 828 blanks. Subsequent to the publication of the 2009 UFS in October 2009 a further 18,612 metres in 66 boreholes has been infill drilled on Project 1 of the WBJV to the end of April 2011. Since April 2011 various new boreholes have been drilled on Project 1 from surface and from underground as part of mine planning, geotechnical and cover drilling procedures in the normal course of mine planning development. Underground mapping and sampling has been completed along approximately 250 metres of underground development reef drive. This work demonstrated high grade and low grade areas as part of the recorded abutment facies in this area. Flexible underground development and detailed geological control will be important to mining these blocks.

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2013 Annual Information Form

Drilling Recovery

All reef intersections that are sampled required a 100% core recovery. If less than 100% is recovered, the drilling company will re-drill, using a wedge to achieve the desired recovery.

Sample Quality and Sample Bias

The sampling methodology accords with the Platinum Group protocol based on industry-accepted best practice. The quality of the sampling is monitored and supervised by a qualified geologist. The sampling is done in a manner that includes the entire economic unit together with hanging wall and footwall sampling. Sampling over-selection and sampling bias is eliminated by rotating the core so that the stratification is vertical and by inserting a cutline down the centre of the core and removing one side of the core only.

Width of Mineralized Zones - Resource Cuts

The methodology in determining the resource cuts is derived from the core intersections. Generally, the economic reefs are about 60cm thick. For both the MR and UG2, the marker unit is the bottom reef contact, which is a chromite contact of less than a centimetre. The cut is taken from that chromite contact and extended vertically to accommodate most of the metal content. If this should result in a resource cut less than 80cm up from the bottom reef contact, it is extended further to 80cm. If the resource cut is thicker than the proposed 80cm, the last significant reported sample value above 80cm is added to determine the top reef contact.

In the case of the UG2, the triplets (if and where developed and within 30cm from the top contact) are included in the resource cut.

Sample Preparation, Laboratory Standards and Procedures

When samples are prepared for shipment to the analytical facility the following steps are followed:

•	Samples are sequenced within the secure storage area and the sample sequences examined to determine if any samples are out of order or missing.

•	The sample sequences and numbers shipped are recorded both on the chain-of-custody form and on the analytical request form.

•

The samples are placed according to sequence into large plastic bags. (The numbers of the samples are enclosed on the outside of the bag with the shipment, waybill or order number and the number of bags included in the shipment).

•

The chain-of-custody form and analytical request sheet are completed, signed and dated by the project geologist before the samples are removed from secured storage. The project geologist keeps copies of the analytical request form and the chain-of-custody form on site.

•

Once the above is completed and the sample shipping bags are sealed, the samples may be removed from the secured area. The method by which the sample shipment bags have been secured must be recorded on the chain-of-custody document so that the recipient can inspect for tampering of the shipment.

Platinum Group Metals Ltd.
2013 Annual Information Form

The laboratories that have been used to date are Anglo American Analytical Laboratories, Genalysis (Perth, Western Australia), ALS Chemex (South Africa), and (currently) Set Point Laboratories (South Africa). Dr. B. Smee, a geochemist and a director of the Company, has accredited Set Point Laboratories.

Samples are received, sorted, verified and checked for moisture and dried if necessary. Each sample is weighed and the results are recorded. Rocks, rock chips or lumps are crushed using a jaw crusher to less than 10mm. The samples are then milled for 5 minutes in a Labtech Essa LM2 mill to achieve a fineness of 90% less than 106µm, which is the minimum requirement to ensure the best accuracy and precision during analysis.

Samples are analyzed for Pt (ppb), Pd (ppb), Rh (ppb) and Au (ppb) by standard 25g lead fire-assay using silver as requested by a co-collector to facilitate easier handling of prills as well as to minimize losses during the cupellation process. Although collection of three elements (Pt, Pd and Au) is enhanced by this technique, the contrary is true for rhodium, which volatilizes in the presence of silver during cupellation. Palladium is used as the co-collector for Rh analysis. The resulting prills are dissolved with aqua regia for Inductively Coupled Plasma (“ICP”) analysis.

After pre-concentration by fire assay and microwave dissolution, the resulting solutions are analyzed for Au and PGM’s by the technique of inductively coupled plasma–optical emission spectrometry (“ICP-OES”).

Quality Assurance and Quality Control (“QA&QC”) Procedures and Results

The Company protocols for quality control are as follows:

1.	The project geologist oversees the sampling process.

2.	The core yard manager oversees the core quality control.

3.	The exploration geologists and the sample technicians are responsible for the actual sampling process.

4.	The project geologist oversees the chain of custody.

5.	The internal Qualified Person verifies both processes and receives the laboratory data.

6.	The internal resource geologist and the database manager merge the data and produce the SABLE sampling log with assay values.

7.	Together with the project geologist, the resource geologist determines the initial mining cut.

8.	The external auditor verifies the sampling process and signs off on the mining cut.

9.	The second external database auditor verifies the SABLE database and highlights QA&QC failures.

10.	A Company technician runs the QA&QC graphs (standards, blanks and duplicates) and reports anomalies and failures to the internal Qualified Person.

11.	The internal Qualified Person requests re-assay.

12.	Check samples are sent to a second laboratory to verify the validity of data received from the first laboratory.

Platinum Group Metals Ltd.
2013 Annual Information Form

Standards

Samples of certified standard reference material (“standard”) are used to assess the accuracy and possible bias of assay values for Platinum (Pt) and Palladium (Pd). Rhodium (Rh) and Gold (Au) were also monitored where data for the standards were available, but standards were not failed on Rh and Au alone.

Standards are site specific and are developed through the collection and preparation of material of varying matrices and grades to provide homogeneous material of similar characteristics to the mineralization being drilled and assayed on the project. Before a standard can be used it must go through Round Robin testing using analytical methods matched to the mineralogical characteristics of the mineralization. The Round Robin testing is conducted by a sufficient number of independent testing laboratories to provide enough assay data to statistically determine a representative mean value and standard deviation necessary for setting acceptance/rejection tolerance limits. These standards are then inserted in to the sample stream at set intervals for monitoring assaying.

Tolerance limits are set at two and three standard deviations from the Round Robin mean value of the reference material: a single analytical batch is rejected for accuracy when reference material assays are beyond three standard deviations from the certified mean, and any two consecutive standards within the same batch are rejected on the basis of bias when both reference material assays are beyond two standard deviations limit on the same side of the mean.

Blanks

The insertion of blanks provides an important check on the laboratory practices, especially potential contamination or sample sequence mis-ordering. Blanks consist of a selection of Transvaal Quartzite pieces (devoid of platinum, palladium, copper and nickel mineralization) of a mass similar to that of a normal core sample. The blank being used is always noted to track its behaviour and trace metal content. Typically the first blank is sample 5 in a given sampling sequence.

Duplicates

The purpose of having field duplicates is to provide a check on possible sample over-selection. The field duplicate contains all levels of error – core or reverse-circulation cutting splitting, sample size reduction in the prep lab, sub-sampling at the pulp, and analytical error.

Field duplicates were, however, not used on this project by very significant reason of the assemblage of the core. Firstly, BQ core has an outer diameter of only 36.5mm. Secondly, it is friable and brittle due to the chrome content making it extremely difficult to quarter the core. It usually ends up in broken pieces and not a solid piece of core.

Due to this problem, the laboratory was asked to regularly assay split pulp samples as a duplicate sample to monitor analytical precision.

Assay Validation

Although samples are assayed with reference materials, an assay validation program is being conducted to ensure that assays are repeatable within statistical limits for the styles of mineralization being investigated. It should be noted that validation is different from verification; the latter implies 100% repeatability. The validation program consists of the following:

•	a re-assay program conducted on standards that “failed” the tolerance limits set at two and three standard deviations from the Round Robin mean value of the reference material;

•	ongoing blind pulp duplicate assays at Set Point Laboratory;

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2013 Annual Information Form

•	check assays conducted at an independent assaying facility (Genalysis).

Re-assay

This procedure entailed the following: the failed standard (2) together with standard (1) submitted before and standard (3) submitted after the particular failed standard (2), as well as all submitted field samples (pulps) in between standard (1) and standard (3) were resubmitted for re-assaying.

Sampling Procedures

The QA&QC practice of the Company is a process beginning with the actual placement of the borehole position (on the grid) and continuing through to the decision for the 3D economic intersection to be included in (passed into) the database. The values are also confirmed, as well as the correctness of correlation of reef/resource cut so that populations used in the geo-statistical modeling are not mixed; this makes for a high degree of reliability in estimates of resources/reserves.

Quality Control Measures and Data Verification

All scientific information is manually captured and digitally recorded. The information derived from the core logging is manually recorded on A4-size logging sheets. After being captured manually, the data is electronically captured in a digital logging program (SABLE). For this exercise, the program has very specific requirements and standards. Should the entered data not be in the set format the information is rejected. This is the first stage of the verification process.

After the information is transferred into SABLE, the same information is transferred into a modeling package (DATAMINE). Modeling packages are rigorous in their rejection of conflicting data, e.g. the input is aborted if there are any overlaps in distances or inconsistencies in stratigraphic or economic horizon nomenclature. This is the second stage of verification.

Once these stages of digital data verification are complete, a third stage is generated in the form of section construction and continuity through DATAMINE. The lateral continuity and the packages of hanging wall and footwall stratigraphic units must align or be in a format consistent with the general geometry. If this is not the case, the information is again aborted.

The final stage of verification is of a geostatistical nature, where population distributions, variance and spatial relationships are considered. Anomalies in grade, thickness, and isopach or isocon trends are noted and questioned. Should inconsistencies and varying trends be un-explainable, the base data is again interrogated, and the process is repeated until a suitable explanation is obtained.

Security of Samples

Samples are not removed from secured storage location without completion of a chain-of-custody document; this forms part of a continuous tracking system for the movement of the samples and persons responsible for their security. Ultimate responsibility for the secure and timely delivery of the samples to the chosen analytical facility rests with the project geologist and samples are not transported in any manner without the project geologist’s permission.

During the process of transportation between the project site and analytical facility the samples are inspected and signed for by each individual or company handling the samples. It is the mandate of both the supervising and project geologist to ensure secure transportation of the samples to the analytical facility. The original chain-of-custody document always accompanies the samples to their final destination.

The supervising geologist ensures that the analytical facility is aware of the Company standards and requirements. It is the responsibility of the analytical facility to inspect for evidence of possible contamination of, or tampering with, the shipment received from the Company. A photocopy of the chain-of-custody document, signed and dated by an official of the analytical facility, is faxed to the Company’s offices in Johannesburg upon receipt of the samples by the analytical facility and the original signed letter is returned to the Company along with the signed analytical certificate(s).

Platinum Group Metals Ltd.
2013 Annual Information Form

The analytical facility’s instructions are that if they suspect the sample shipment has been tampered with, they will immediately contact the supervising geologist, who will arrange for someone in the employment of the Company to examine the sample shipment and confirm its integrity prior to the start of the analytical process.

If, upon inspection, the supervising geologist has any concerns whatsoever that the sample shipment may have been tampered with or otherwise compromised, the responsible geologist will immediately notify the Company management in writing and will decide, with the input of management, how to proceed. In most cases analysis may still be completed although the data must be treated, until proven otherwise, as suspect and unsuitable as a basis for a news release until additional sampling, quality control checks and examination prove their validity.

Should there be evidence or suspicions of tampering or contamination of the sampling, the Company will immediately undertake a security review of the entire operating procedure. The investigation will be conducted by an independent third party, whose report is to be delivered directly and solely to the directors of the Company, for their consideration and drafting of an action plan. All in-country exploration activities will be suspended until this review is complete and the findings have been conveyed to the directors of the company and acted upon.

Project 1 and Project 3 Mineral Reserves and Mineral Resources (MR- Merensky Reef; UG2- Upper Group 2 Reef)

The Company provided a statement of mineral reserves for Project 1 in the 2009 UFS and an updated statement of mineral resources for Project 1 in the Project 1 Report. An updated NI 43-101 technical report was published for Project 3 in the form of the Project 3 Report.

The table below contains summary details from the 2009 UFS and the Project 1 Report, and summary resource details from the Project 3 Report. The Company has a 74% interest in the 4E ounces attributable to Project 1 and Project 3. The prill splits and 4E estimates for Project 1 and Project 3 have been tested for reasonableness by kriging on the individual elements. Copper and nickel as well as the minor platinum group elements have also been estimated with a statistical process of simple kriging for Project 1. New geo-statistical information resulting from new infill borehole data, combined with ongoing implementation-level modeling, mine planning and scheduling could result in changes to the estimated reserves for Project 1.

The following is a statement of attributable mineral reserves and mineral resources for Project 1 and Project 3 based on the WBC Reports. Additional information regarding the mineral resource estimate calculation can be found in the WBC Reports. Mineral reserves presented below are a sub-set of measured and indicated mineral resources included in the 2009 UFS and take into account mining factors and are not in addition to the mineral resources. The 4E cut-off in the tables below is 300cm.g/t for Project 1 and 100cm.g/t for Project 3 (“cm.g/t” refers to the grade at the stipulated resource cut width (in centimetres)). Where used in the following four tables, “MR” or “Merensky” refers to Merensky Reef, and “UG2” refers to Upper Group 2 Chromitite Seam. Due to rounding, table columns may not add. Project 1 tonnes are reported after deducting 14% for MR and 23% for UG2 for geological losses. Project 3 tonnes are reported after deducting 14% for geological losses.

Cautionary Note to U.S. Investors with respect to the information in the following tables and discussion: In the following tables, the Company uses the terms “measured resources,” “indicated resources,” and “inferred resources,” which are recognized and required by Canadian regulations but not recognized by the SEC. “Resources” are not “reserves” and so do not have demonstrated economic viability. Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Furthermore, under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that measured and indicated mineral resources will ever be converted into reserves or that part or all of an inferred resource exists or is economically or legally minable. In the following tables, the Company also presents proven and probable reserves calculated under NI 43-101, which differs from the standards of SEC Industry Guide 7. In addition, while disclosure of contained ounces in a resource is permitted disclosure under Canadian securities laws, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, the disclosure below may differ materially from the reserve estimates and other disclosures that would be provided by a U.S. public company.

Platinum Group Metals Ltd.
2013 Annual Information Form

Reef	Resource Category	Tonnes (million)	Grade (4E) (g/t)	Mining width (meters)	Prill Split (4E)				Ozs (millions) (1)
					Pt	Pd	Rh	Au
Project 1 Resources (2)
MR	Measured	6.603	8.38	1.33	64%	27%	4%	5%	1.779
UG2	Measured	7.464	4.26	1.34	63%	26%	10%	1%	1.022
MR	Indicated	11.183	7.25	1.24	64%	27%	4%	5%	2.607
UG2	Indicated	19.209	4.46	1.39	63%	26%	10%	1%	2.754
MR	Inferred	0.154	8.96	1.06	64%	27%	4%	5%	0.044
UG2	Inferred	0.022	3.91	0.83	63%	26%	10%	1%	0.003
Project 3 Resources (3)(4)
MR	Indicated	5.157	6.03	1.14	64%	27%	4%	5%	0.999
UG2	Indicated	5.947	4.91	1.16	62%	28%	9%	1%	0.940
MR	Inferred	0.443	5.34	1.14	64%	27%	4%	5%	0.076

Notes:

(1)

Subject to the shareholding dilution of Africa Wide (see “Africa Wide Dilution – Projects 1 and 3” above) the Company has a 74% interest in these mineral resources. New geo-statistical information resulting from recent infill borehole data, combined with ongoing implementation-level modeling, mine planning and scheduling, could result in changes to the estimated mineral reserves for Project 1.

(2)

The Qualified Person for the information in the table above respecting Project 1, derived from the Project 1 Report, is Charles Muller, who was independent of the Company as of the date of the Project 1 Report.

(3)

The Qualified Person for the information in the table above with respect to Project 3, derived from the Project 3 Report, and as supplemented, is Charles Muller, who was independent of the Company as of the date of the Project 3 Report.

(4)

Subsequent to the publication of the Project 3 Report in October 2010, further analysis, scoping work and optimization of mineral resource block perimeters has resulted in small improvements (less than 10% change) to the originally reported mineral resource estimate and it is these amended results that are reported herein.

A probable mineral reserve is the economically mineable part of an indicated mineral resource, and in some circumstances a measured mineral resource, demonstrated by at least a pre-feasibility study including adequate information on mining, processing, metallurgy, and economic and other factors that demonstrate, at the time of reporting, that economic extraction can be justified. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by the same level and factors as above. A proven mineral reserve implies that there is a high degree of confidence.

The conversion to proven mineral reserves was undertaken at 3.5g/t stope cut-off grade. Each stope has been fully diluted for mine modeling purposes by way of planned dilution and additional dilution for all aspects of the mining process. The base case for the 2009 UFS was modeled using three year trailing metal prices at September 2009, including US$1,343 per ounce platinum, at an exchange rate of R8 to the US Dollar. See table below:

Platinum Group Metals Ltd.
2013 Annual Information Form

METAL PRICES & EXCHANGE RATE		2009 UFS Case A 3 Year Trailing Prices	2009 UFS Case B Recent Prices
Platinum	(US$/oz)	1,343	1,295
Palladium	(US$/oz)	322	296
Rhodium	(US$/oz)	4,951	1,650
Gold	(US$/oz)	807	997
Copper	(US$/tonne)	6,428	6,250
Nickel	(US$/tonne)	25,529	18,000
Rand/US$		8.00	8.00

Current spot prices of 4E in aggregate are higher than the base case long term metal prices as set out in the 2009 UFS, but are within the range (in aggregate, including exchange rates for the MR pricing) of the sensitivity analysis contained in the 2009 UFS. Tables detailing MR and UG2 Reserves for Project 1 as reported in the 2009 UFS follow below:

Mineral reserves presented below are a sub-set of measured and indicated mineral resources included in the 2009 UFS and take into account mining factors and are not in addition to the mineral resources.

Merensky Mineral Reserves Project 1(1)
	Tonnes (t)	4E (g/t)	Content (Moz 4E)
Merensky Proven	6,677,304	5.61	1.205
Merensky Probable	11,333,294	5.44	1.983
Total Merensky Mineral Reserves	18,010,598	5.51	3.188

Note:

(1)

At August 31, 2013 the Company had a 74% interest in these mineral reserves. The Company’s share of these mineral reserves will increase due to the dilution of interests held by Africa Wide. See “Africa Wide Dilution – Projects 1 and 3” above. The Qualified Persons for the information in the above table with respect to Project 1, derived from the 2009 UFS, are Charles Muller, Gordon Cunningham and Tim Spindler, each of whom was independent of the Company as of the date of the 2009 UFS. Mineral reserves were calculated based on the mineral resources as reported and available at the time of the 2009 UFS. New geo-statistical information resulting from recent infill borehole data, combined with ongoing implementation-level modeling, mine planning and scheduling could result in changes to the estimated mineral reserves for Project 1. At the time of writing the information available indicates non-material increase in aggregate Merensky and UG2 mineral reserves (less than 10%) from the mineral reserve estimate in the 2009 UFS, which is not reflected in the above table. As mine implementation planning continues, this may change.

UG2 Mineral Reserves Project 1(1)
	Tonnes (t)	4E (g/t)	Content (Moz 4E)
UG2 Proven	5,086,535	3.37	0.551
UG2 Probable	8,448,801	3.41	0.927
Total UG2 Mineral Reserves	13,535,336	3.40	1.478

Platinum Group Metals Ltd.
2013 Annual Information Form

Note:

(1)

At August 31, 2013 the Company had a 74% interest in these mineral reserves. The Company’s share of these mineral reserves will increase due to the dilution of interests held by Africa Wide. See “Africa Wide Dilution – Projects 1 and 3” above. The Qualified Persons for the information in the above table with respect to Project 1, derived from the 2009 UFS, are Charles Muller, Gordon Cunningham and Tim Spindler, each of whom was independent of the Company as of the date of the 2009 UFS. Mineral reserves were calculated based on the mineral resources as reported and available at the time of the 2009 UFS. New geo-statistical information resulting from recent infill borehole data, combined with ongoing implementation level modeling, mine planning and scheduling could result in changes to the estimated mineral reserves for Project 1. At the time of writing no material change in resources and reserves has been estimated. An internal review of exposed underground development by the Independent Qualified Person for resources Charles Muller in November 2013 confirmed some minor changes to some proposed mining blocks and no material change was assessed to the geological model. As mine implementation continues, this may change.

Listing of Individual Elements from 4E Mineral Reserve Statement
Metal	Reef	Category	Prill Split	Tonnage	g/t	Content
				Tonnes		Tonne	Moz
Pt	Merensky	From Proven 4E Reserve	64%	6,677,304	3.59	23.99	0.771
		From Probable 4E Reserve	64%	11,333,294	3.48	39.47	1.269
		Total	64%	18,010,598	3.52	63.46	2.040
	UG2	From Proven 4E Reserve	63%	5,086,535	2.12	10.79	0.347
		From Probable 4E Reserve	63%	8,448,801	2.15	18.16	0.584
		Total	63%	13,535,336	2.14	28.95	0.931
Pd	Merensky	From Proven 4E Reserve	27%	6,677,304	1.52	10.12	0.325
		From Probable 4E Reserve	27%	11,333,294	1.47	16.65	0.535
		Total	27%	18,010,598	1.49	26.77	0.861
	UG2	From Proven 4E Reserve	26%	5,086,535	0.88	4.45	0.143
		From Probable 4E Reserve	26%	8,448,801	0.89	7.50	0.241
		Total	26%	13,535,336	0.88	11.95	0.384
Rh	Merensky	From Proven 4E Reserve	4%	6,677,304	0.22	1.50	0.048
		From Probable 4E Reserve	4%	11,333,294	0.22	2.47	0.079
		Total	4%	18,010,598	0.22	3.97	0.128
	UG2	From Proven 4E Reserve	10%	5,086,535	0.34	1.71	0.055
		From Probable 4E Reserve	10%	8,448,801	0.34	2.88	0.093
		Total	10%	13,535,336	0.34	4.60	0.148
Au	Merensky	From Proven 4E Reserve	5%	6,677,304	0.28	1.87	0.060
		From Probable 4E Reserve	5%	11,333,294	0.27	3.08	0.099
		Total	5%	18,010,598	0.28	4.96	0.159
	UG2	From Proven 4E Reserve	1%	5,086,535	0.03	0.17	0.006
		From Probable 4E Reserve	1%	8,448,801	0.03	0.29	0.009
		Total	1%	13,535,336	0.03	0.46	0.015

Platinum Group Metals Ltd.
2013 Annual Information Form

The Qualified Persons for the information in the above table with respect to Project 1, derived from the 2009 UFS, are Charles Muller, Gordon Cunningham and Tim Spindler, each of whom was independent of the Company as of the date of the 2009 UFS and continue to be independent as of the date of this AIF.

Mineral Reserve Calculation Procedures and Assumptions

A probable mineral reserve is the economically mineable part of an indicated resource, and, in some circumstances, a measured mineral resource, demonstrated by at least a pre-feasibility study including adequate information on mining, processing, metallurgical, economic and other factors that demonstrate, at the time of reporting, that economic extraction can be justified. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by the same level and factors as above. A proven mineral reserve implies that there is a high degree of confidence. All permits, licenses and approvals need not be in place for the declaration of mineral reserves. The conversion to mineral reserves was undertaken for Project 1 in the 2009 UFS at a 3.5g/t stope cut-off grade from a mineral resource estimate supported by an NI 43-101 technical report as reported and available at the time of writing the 2009 UFS. Each stope has been fully diluted, comprising of a planned dilution and additional dilution for all aspects of the mining process. The inferred mineral resources are outside and in addition to the mineral reserves.

The mineral reserves for Project 1 are stated with certain risk factors, including but not limited to, mining projects risks as highlighted in the “Risks and Opportunities” section of the 2009 UFS. The author of the 2009 UFS complied with the SAMREC Code for reporting mineral resources and mineral reserves. The SAMREC code allows for a mineral resource or mineral reserve to be upgraded (or downgraded) if, amongst other things, economic, legal, environmental or permitting circumstances change. A set of geological and geostatistical rules have been applied for the mineral resource classification in the 2009 UFS, which also relies on the structural and facies aspects of the geology. These rules are consistent with the inferred, indicated and measured resource classification as set out in the SAMREC Code.

Canadian Securities Administrators have included the SAMREC Code as an acceptable foreign code for reporting of mineral reserves and mineral resources. As a result, issuers incorporated in Canada but with properties outside of Canada may report on mineral reserve and mineral resource categories as set out in NI 43-101 under the SAMREC Code. The definition of a mineral reserve or a mineral resource under CIM standards and the SAMREC Code are identical in effect, and hence no reconciliation is required for such instances where the SAMREC Code has been properly applied.

Mineral reserves are reported as inclusive of uneconomic material and dilution material delivered for treatment or dispatched from the mine without treatment, using the modifying factors as indicated in the basic grade equation as found in the 2009 UFS. A general sensitivity to project returns is provided in the UFS. A detailed sensitivity to social, marketing and permitting issues for mineral reserves is not part of the 2009 UFS.

2009 UFS

On January 10, 2007, the Company completed a positive pre-feasibility study for Project 1. During 2007, the WBJV commissioned the July 2008 Feasibility Study for Project 1, which study was published on July 7, 2008. Later, this report was revised effective June 10, 2009 and was then published on July 15, 2009. The July 2008 Feasibility Study, as revised, considered and outlined the details and mitigation of several considered projects risks, assessed in full detail, including metallurgical recoveries, smelting and refining costs, surface and mining rights, permits, and involvement of communities in compliance with the MPRDA.

The July 2008 Feasibility Study’s findings were positive for a platinum mine in the Project 1 area of the WBJV. The July 2008 Feasibility Study made a declaration of mineral reserves and outlined a scope for an underground mine producing 253,000 to 270,000 4E ounces per annum platinum, palladium, rhodium and gold in concentrate.

Platinum Group Metals Ltd.
2013 Annual Information Form

Subsequently, the 2009 UFS was published containing a revised mineral resource estimation for the Project 1 area. The revised mineral resource estimation indicated that measured and indicated mineral resources had increased as a result of further drilling in the Project 1 and 1A areas. The 2009 UFS recommended a series of five simultaneous declines (three at a central location and two at a southern location) accessing the deposit with a mining rate of 156,000 tonnes per month. Mining is only scheduled on the mineral reserves. Mineral resources in the Project 1 area and lower grade UG2 mineral resources also provide some future opportunities.

In 2011 the central declines in Phase 1 were re-engineered to be a twin decline arrangement rather than three declines as laid out in the 2009 UFS. Subsequently, the “central declines” are referred to as the “north declines”. The only other set of declines on the WBC Project Area are the south declines. The decline path and initial mine plan blocks were amended as detailed mine plans were developed. The mining rate was scheduled at 160,000 tonnes per month. As in the 2009 UFS, a second, south box cut and twin decline access were required in the current mine plan. This value engineered outcome allows similar movement of tonnes, men and equipment as modeled in the 2009 UFS, while improving efficiencies and reducing costs.

The mining and development plan includes conventional hand held drilling utilizing electrical drills and scraper winch cleaning similar to the successful conventional mining at the adjacent mines. Declines and primary access to the deposit is designed for development with mechanized equipment. Ore is initially to be hauled out of the mine with mechanized equipment and assisted then by conveyor from year 4 of mine life to end of mine life. Value engineering in 2011 suggests the conveyor could be utilized sooner in the first years of mining.

The MR is modeled to be mined at widths between 93cm and 176cm at an average of 115cm and the UG2 will be mined at widths between 105cm and 205cm at an average of 153cm. At the recommended mining rate per the 2009 UFS and using industry standard modifying factors or assumptions, the mine plan is projected to generate, on average, 275,000 4E ounces in concentrate per year (from a range of approximately 234,000 to 300,000 4E ounces produced in any given year) during nine years of peak production. The mine has a 22 year planned mine life.

Infrastructure

The Project 1 mine infrastructure in the estimates as set out in the 2009 UFS includes the entire required surface infrastructure for a standalone mine including water, power, underground access and ventilation to establish full production.

At full capacity the Project 1 mine is estimated to require a maximum water supply of 6 megalitres/day (“ML/day”). In 2011, Maseve entered into an agreement with regional water supplier Magalies Water (“Magalies”) for a temporary 0.5 ML/day water supply. The construction of a water pipeline to site was completed in 2012 and the temporary water supply is now in service. On site water management infrastructure was built at a scale suitable for full scale production for Project 1. An agreement between Maseve and Magalies for a permanent water supply of 6 ML/day was executed in late November 2012 and full scale service is expected to begin when required. Magalies, Wesizwe and Maseve are currently cooperating to design, purchase and install a pipeline connected to Magalies local supply for delivery of full scale service as planned to both Project 1 and Wesizwe’s nearby operations. Magalies currently has existing capacity to supply Project 1, but will need to complete new regional infrastructure to meet expected mine and municipal demand in the future.

Tenders are presently being adjudicated for the construction of a pipeline that will supply water from the Mafenya Reservoir to Project 1 and to Wesizwe’s nearby Frischgewaagd-Ledig platinum mine. Maseve and Wesizwe have agreed to share the cost of this construction on a 50/50 basis. The source of bulk water supply in the future will be the Vaalkop Water Treatment Works at the Vaalkop Dam, approximately 60km from the Project 1 mine site. At present, Magalies has stated that they have sufficient water at the Vaalkop to supply water to the Project 1 mine site and to future users, but at present they do not have sufficient pipeline capacity to supply the volume of water required to the Mafenya Reservoir. In the future, when other users in the area of Project 1 are scheduled to begin consumption of water, Magalies plans to upgrade the regional and local pipeline infrastructure in order to bring water from Vaalkop to the Mafenya Reservoir. Portions of the regional water infrastructure upgrade for the Pilanesberg North and South water schemes are reported to be already under construction by Magalies. See “Risk Factors”.

Platinum Group Metals Ltd.
2013 Annual Information Form

South African power utility company ESKOM (“ESKOM”) gave notice to Maseve in March 2013 that it will be unable to install a planned 132KVA power infrastructure for delivery of a full 40 megavolt ampere (“MVA”) service to Project 1 as originally scheduled. Notwithstanding this the Company expects that power requirements for Project 1 will be met as and when required. Power lines and a sub-station at commercial scale have been installed on site. A construction supply of 1.5 MVA was installed to the property in 2012. ESKOM has completed installation of transformers for an initial 10MVA service to site and commissioning of that service occurred in October 2013. The mining and milling operations of Project 1 do not require more than 20 MVA for several years and the full 40MVA service is not required until 2017 and beyond in the current mine plan. ESKOM’s engineers and the Company have approved a plan to use an existing 88KVA regional infrastructure to provide the mine site with power as needed during ramp-up and documentation for this change is in progress.

The Company has paid deposits to ESKOM of R51.71 million (approximately $5.32 million at August 31, 2013) of R142.22 million in estimated costs (approximately $14.63 million at August 31, 2013) for ESKOM’s work in designing and constructing infrastructure for the delivery of electrical power to the property.

Electrical generating capacity has been overwhelmed by demand in recent years in South Africa, but additional capacity is currently under construction. Delays in delivery of the full power supply are not anticipated at this time. See “Risk Factors”.

During 2012 Maseve purchased, installed and commissioned on site a 2.2 MVA diesel generator in order to provide stand-by power in the event of a shortfall or service failure from ESKOM. This generator ensures that lighting, ventilation, air compressing and water pumping capacity can be maintained even without ESKOM power. A second generator of similar size is planned to be acquired for Phase 2.

In February 2013 the National Energy Regulator of South Africa approved an 8% annual rate increase in the electricity tariff for the next five years. This escalation is within the general sensitivities for total costs as considered in the 2009 UFS. Increased power costs will affect all producers of platinum in South Africa.

Metal Recovery

The 2009 UFS design for metallurgical extraction utilizes a standard plant design similar to other nearby plants in the Bushveld Complex operating on the same reefs. The plant is designed with circuits that can process MR, UG2 or a blended feed. The MR is the target of initial mining because of its higher grade and low chrome content. The concentrator has been designed and re-costed on current terms, based on treating the optimal 140,000 tonnes per month. The revised mine plan has increased this treatment rate to 160,000 tonnes per month and for the concentrator to treat this increased quantity of reef, the recovery has been reduced with a discount of up to 2.5% for treatment in excess of nominal “name plate” capacity.

Metallurgical testing and the published experience of the adjacent operating mines support a “name plate” capacity plant recovery rate estimate of 87.5% of combined platinum, palladium, rhodium and gold on the MR and 82.5% on the UG2. Recoveries of 45% for nickel and 70% for copper are also modeled for the MR. Ruthenium and iridium are also included as minor contributors. Further metallurgical test work was completed in 2012 and was utilized by the Company for project implementation and negotiations on final off-take terms. The current metal recovery assumptions and off-take terms are not materially different from those in the 2009 UFS. See “Smelter Terms” below.

Platinum Group Metals Ltd.
2013 Annual Information Form

Smelter Terms

The 2009 UFS includes capital and operating estimates to produce concentrate but no capital is included for smelting or refining of this concentrate. The costs associated with smelting and refining of concentrate is modeled as a deduction from revenue arising from the sale of concentrate to others. While the terms of agreements governing the sale of such concentrates within the South African PGM industry are all confidential, the relevant Qualified Person for the 2009 UFS believes the deductions used in the 2009 UFS financial model are indicative of deductions current in this industry. Estimated deductions in the 2009 UFS include penalties and shipment charges and total approximately 15% from gross concentrate sales revenue.

On September 5, 2012, Maseve received notice from RPM regarding RPM’s exercise of its 60-day right of first refusal to enter into an agreement with Maseve on terms equivalent to indicative terms agreed to by Maseve with another commercial off-taker for the sale of concentrate produced from Project 1 and Project 3. Formal legal off-take agreements were executed in April 2013 based on the third party indicative terms. The terms of the executed off-take agreement with RPM are not materially different than those modeled in the 2009 UFS.

Project 1 Financial Overview

The base case for the 2009 UFS was modeled using 3 year trailing metal prices at September 2009, including US$1,343 per ounce platinum, an exchange rate of R8 to the U.S. Dollar and a 10% discount rate, resulting in a pre-tax net present value of US$475 million for the project on a 100% of project basis. Applying a 5% discount rate resulted in a pre-tax net present value of US$981 million on a 100% of project basis. The 2009 UFS model does not include escalation of costs or metal prices due to inflation. The base case also calculated a strong Internal Rate of Return (“IRR”) (pretax) of 23.54% .

Average life-of-mine cash operating costs to produce concentrate was estimated at R525 per tonne (approximately US$65.66) of ore or R4,208 (approximately US$526.17) per 4E ounce on a life of mine basis in the 2009 UFS. Operating costs and underground development costs were increased from those in the July 2008 Feasibility Study primarily as a result of mining related cost including labour increases. The MR layer is planned to be mined in the first 13 years of production and the MR basket price per 4E ounce was modeled at US$1,185 (3 year trailing prices in October 2009) and US$1,025 (recent prices to October 2009). The UG2 layer represents the balance of the production. The UG2 basket price per 4E ounce was modeled at US$1,433 (3 year trailing prices in October 2009) and US$1,068 (recent prices to October 2009). The model included a subsequent average 15.16% discount from the metal price to estimate the smelter pay discount.

The project has an estimated life of 22 years with nine years at a steady state of production of 234,000 to 300,000 ounces per year (275,000 4E ounces per year on average over the nine year steady state period). The capital cost for the mine and concentrator complex were estimated at R3.55 billion or US$443.13 million for peak funding and R4.76 billion or US$595.04 million for life of mine funding. The life of mine capital cost estimate was reduced from that in the July 2008 Feasibility Study by US$89 million as a result of changes in design to use mostly grid power rather than self-generated power and improvements in mine design.

A majority of the $135.6 million net proceeds from the Company’s October 2010 equity financing were used to fund a Phase 1 development and bulk sample program approved by the DMR in March 2011 and budgeted at US$100 million, to sink twin declines into the central part of the Project 1 deposit. Phase 1 funds were also used to commence surface and earth works, including pads, lay down areas, a box cut, decline access and limited level development. Such work included detailed implementation preparations, including working with the key potential contractors and suppliers of water and power.

On January 4, 2013, the Company completed an equity offering for net proceeds of $168.86 million. The Company used proceeds from this offering to complete Phase 1, to initiate Phase 2 and for exploration work on the Waterberg Projects. The Company is currently using the balance of proceeds from this offering to continue Phase 2 work at Project 1, to complete exploration work on the Waterberg Projects and for general working capital requirements.

Platinum Group Metals Ltd.
2013 Annual Information Form

Phase 2 includes a second, southern twin decline access into the ore body as well as milling, concentrating and tailings facilities and extensive underground development. Plant and facility construction and commissioning are estimated to take two years to complete. Full commercial production at steady state is estimated to occur after a two-year ramp-up period subsequent to the commissioning of the plant.

Based on post-2009 UFS work completed by the Company, a revised cost budget estimate for inclusion in a financial model for the proposed lenders under the Original Proposed Loan Facility was completed in April 2012. The Company referred to industry sources and Qualified Persons for updated cost information and also applied experience gained during procurement and construction under the Phase 1 development program. Some aspects of the project were being priced in April 2012 at or below 2009 UFS level, while escalation was seen in other cost areas, such as consumable inputs, labour, construction and capital equipment. The revised peak funding estimate, which was calculated in Rand, was published in April 2012 and included both Phase 1 and Phase 2 in their entirety. The revised estimate was approximately US$506 million (at R8 to the US$) for the construction and commissioning of Project 1, representing an escalation of approximately 14% since the 2009 UFS. Operating costs per tonne were estimated to have escalated approximately 24% since the 2009 UFS. These operating cost escalation estimates are were in keeping with inflation rates and industry experience in South Africa since 2009. The revised estimate of peak funding took into account the net results of cost escalation versus savings through operations, value engineering and favourable metal price movements.

In June 2013 the Company reviewed the effect to Project 1 of longer term metal price assumptions, observed escalation, the US Dollar to Rand exchange rate, the inclusion of executed contract terms and the experienced project delays. As a result, in June, 2013 the Company estimated less than a 10% increase in peak funding for Project 1 from previous cost estimates, in US dollar terms. The Company also noted that weakening metal price assumptions or a stronger Rand each have a negative effect on peak funding estimates for Project 1. Delays in underground development or delays in delivery of ore tonnage to surface stockpiles will also have a negative effect on peak funding requirements. The escalation of costs, metal price volatility, production ramp up timing and Rand volatility are all material risk factors for Project 1. At the time of writing, as a result of the decision of Africa Wide on October 18, 2013 not to fund an approved cash call by Maseve and the consequent delays in finalization of the Project 1 finance package including project lending, a procurement freeze has been implemented on Project 1. This delay in implementing construction contracts combined with potential delays in ramping-up mining ore may result in a decision to further delay the completion of mill construction and the first concentrate sales and the Peak Funding for Project 1 may as a result, increase materially above the June 2013 estimate.

As construction continues at Project 1 in November 2013 the Company continues to see escalation in Rand terms at Project 1 in areas such as labour, diesel fuel, power and certain supplies. These escalations continue to be consistent with those seen in the South African mining industry in general over recent years. Major service contracts and equipment purchase contracts are collectively in keeping with previous cost estimates plus industry escalation. The Company’s original cost estimates were modelled at 8 Rand to the US Dollar. With the Rand currently weakening relative to the US dollar these cost escalations are substantially offset in dollar terms, however, diesel petroleum products are marked to US Dollar prices and a weakening Rand has the effect of raising Rand based fuel costs.

As at November 26, 2013, the Rand has weakened to approximately R10 to the US Dollar versus the 2009 UFS long term assumption of R8 to the US Dollar. This has the effect of reducing the US Dollar denominated peak funding for the project. In addition, as at November 26, 2012, the Merensky basket price per 4E ounce is approximately US$1,191 as compared to the 3 year trailing market price (US$1,185 in September 2009) and the recent market price (US$1,025 in September 2009) cited in the 2009 UFS.

Platinum Group Metals Ltd.
2013 Annual Information Form

Apart from delays and updated financial estimates, the general mine plan for Project 1 is substantially unchanged from the 2009 UFS with a steady state production rate of 275,000 4E platinum, palladium, rhodium and gold derived from decline accessed Merensky and UG-2 ore.

Costing and engineering estimates are ongoing as expected during project implementation. Current general estimates of steady state production rates remain unchanged. The Company concluded in June 2013 that the net effect of the changes in operating costs and capital estimates, when included in a calculation of economic cut-off grade as part of an assessment of mineral reserves and mineral resources for Project 1, results in a non-material (less than 10%) reduction in mineral reserves from the estimates contained in the 2009 UFS.

In general the construction of Project 1, managed by DRA, the EPCM engineer is proceeding on budget and within the overall plan subject to the Company decision to withhold new construction contracts. The escalation in labour costs for operations and the effect of delays to the project ramp up will have an effect of increasing required peak funding. The magnitude of potential ongoing cost increases are difficult to estimate as project implementation continues. Anticipated changes in costs create risks that have not been estimated at feasibility levels as project construction advances. Many escalation risks are mitigated by the fact that the majority of the world’s platinum production comes from South Africa. The Company believes that, as a result of the concentration of world production in South Africa, increased project costs for the South African mining industry as a whole may result in higher prices, effectively passing such costs on to consumers.

At the time of this AIF the company does not have a completed financial model and peak funding estimate that would materially affect reserves or resources. This work is ongoing by the Company and its consultants as part of the planning by the Company and the New Lenders for project financing.

In April 2012, Maseve posted an environmental rehabilitation guarantee of R58.5 million (approximately $7.56 million at the time) as a requirement of Maseve’s mining right application. In October 2012, Maseve entered into an agreement with a third party insurer whereby a bond would be posted to the credit of the DMR against the Company’s R58.5 million environmental guarantee for its Mining Right and the Company’s posted guarantee would be released back to the Company. The process was completed in fiscal 2013 and the posted guarantee has been returned to the Company. As a term of the agreement with the third party insurer, in October 2012, Maseve posted R12 million on deposit with The Standard Bank of South Africa against its environmental guarantee obligation and will make further annual deposits of approximately R12 million per annum until the full amount of the environmental guarantee is returned and the third party arrangement will be wound up or renewed at Maseve’s election. Interest on deposits will accrue to Maseve and Maseve will pay an annual fee of approximately R600,000 to the insurer.

Project 1 Insurance

Working with a third party specialist, the Company has acquired and maintains insurance coverage in South Africa for Project 1.

In September 2011, the Company purchased an owner-controlled “Wrap-Up Liability” insurance policy (the “Wrap-Up Policy”) covering contractors and sub-contractors on the Project 1 work site until completion of the construction of the mine, including shaft complex, ramps, concentrator plant, tailings dam and all associated infrastructure. The term of the Wrap-Up Policy period is from June 23, 2011 to June 23, 2014 and provides coverage for up to R173.1 million (approximately US$25 million) of liability per accident, subject to industry standard terms, conditions and deductibles.

The Company has also purchased a Course of Construction insurance policy on the contract works for Project 1 on phases 1 and 2 to cover property up to the estimated contract value (approximately R2,240,000,000) in the event of loss or damage during all construction phases, once again subject to industry standard terms, conditions and deductibles. The term of the policy is from March 1, 2011 to July 15, 2015.

Platinum Group Metals Ltd.
2013 Annual Information Form

In addition, an all risks policy is in force on an annually renewed basis covering mobile plant and equipment.

The Company also maintains South African special risks insurance.

The estimated cost for approximately three years of coverage for all of the above policies is approximately $1,200,000. Additional insurance will still be required when Phase 2 construction progresses and for mine operation.

During 2011, the Company completed a comprehensive risk assessment for Project 1 with the assistance of an international risk consulting firm.

Project 1 Operations Update

The Company considers safety at the Project 1 platinum mine to be its first priority. Regular training sessions and high standards and vigilance by all participants on site are key components to maintaining a safe work place. A formalized safety training, testing and monitoring regime administered by a third party specialized consulting firm has been underway for Project 1 since commencement of Phase 2 and continues at present.

During the year ended August 31, 2013, the Company incurred $69.5 million in development costs for Project 1 and did not incur any significant costs on Project 3, located adjacent to and to the north of Project 1. In the prior year comparative period, total Project 1 and Project 3 expenditures amounted to $16.4 million. At August 31, 2013, the Company carries total deferred development costs related to Project 1 of $235 million and another $3.2 million related to Project 3. Africa Wide’s non-controlling 26% interest in Maseve as at August 31, 2013 is recorded at $51.4 million.

The Phase 1 development program was budgeted at R856.83 million (approximately US$100 million at the time). Including the effect of both increases and decreases in scope, Phase 1 was completed in March 2013 at a total cost of R777.20 million; however a further amount of R81.3 million related to deferred expenditures for electrical services is still expected to be incurred, bringing the Phase 1 total cost essentially to budget. Phase 1 was completed approximately 12 weeks behind original schedule as set at commencement. Schedule delays occurred as a result of the time taken to obtain permits and suboptimal civil contractor performance early in Phase 1 related to electrical procurement, construction of sumps and high wall steel work installation. These delays caused difficulty in the scheduling of duties and handover between civil and underground contractors. Initial underground mining cycle times and face advance were less than planned as well, a situation which was later rectified. During the period from February to March 2013 advance was halted or delayed for approximately a month due to a Notice under Section 54 of the Mine Health and Safety Act (1996) as described below.

The north decline box cut excavation brings the working area down an access ramp from surface for 128 metres linear and 20 metres vertical to where the north declines enter the underground. From the portal entrance or “collar” the north declines are now approximately 1,374 metres linear (at October 31, 2013) and approximately 215 metres vertical (at October 31, 2013) into the underground. Approximately 1,033 (at October 31, 2013) metres of lateral development, reef drives and ventilation headings have been completed. Multiple cross cuts between declines of 10 metres in length and multiple re-muck bays have also been installed as well as sumps and water management facilities. A ventilation raise bore was commenced in August 2013 and completed in October 2013.

On March 28, 2013 the MR was intercepted in the north declines as had been projected in the mine geological model. An underground drive along the strike of the deposit has now advanced on the MR northward for approximately 146 metres (258 metres at October 31). Raise developments into the mine blocks has commenced and continues. Shallow MR mine blocks are exhibiting rolling features where the critical zone of the Bushveld Igneous Complex is in close proximity to the Transvaal Sediment floor rocks. This condition is a known type of MR referred to as an abutment facies and is common to the shallow portions of the adjacent operating mine. Small scale stock piling of MR material on surface has begun.

Platinum Group Metals Ltd.
2013 Annual Information Form

As development opens areas of MR, an evaluation of the initial mining blocks will be completed by Company geologists and engineers. The north declines are continuing from the shaft bottom infrastructure targeting deeper mine blocks. At several locations near the bottom of the north declines localised rock conditions have required the installation of additional support. Amendments to some mining blocks have resulted from detailed underground development and drilling. No material change to overall mine resources has resulted from underground development or drilling at this time.

Crews working on the north declines regularly achieve rates of face advance at the planned 100 metres per month as described in the 2009 UFS. The rate of underground development in the north and south declines continues to be an important factor with respect to future mine production rates. Delays in underground development, stopping rates and planned tonnages may result in delayed start-up of production and may have a negative impact on peak funding and working capital requirements.

During the year ending August 31, 2012, geo-technical drilling and survey work was completed at the planned site of the twin southern declines. A tender process was completed and the Company awarded a contract for earthworks and civil construction at the south decline site. At October 31, 2013 the south box cut was complete and underground mining had advanced the twin declines for approximately 148 metres. The south decline Phase 2 development is behind the original planned schedule. The development of the south declines has progressed slower than anticipated due to poor ground conditions in the first 50 metres vertical from surface. Work to deal with these conditions included grouting, void filling and the installation of steel sets. The south declines are now advancing into more competent rock. Development rates are improving as vertical depth increases. The South decline remains below its targeted 100 meters development rate at the time of writing and it will need to improve performance in order for mine ramp-up to follow the design rate. An application has been made for Sunday drilling and blasting and although there can be no assurance that the application may be granted it may assist with decline development schedules.

On June 14, 2013 the Company announced that as a result of the slower development rates in the south mine and a one month project delay as a result of Section 54 safety work stoppages, the targeted start date for first concentrate production has been adjusted by six months to mid-2015. The concentrate production date will require further amendment as a result of the currently imposed construction contract freeze and potential delays in the underground development schedule. The ramp-up profile for production from the first production date as planned forward over the following two years is similar to previous projections provided an amended start date is considered. Delays in ramp-up profile will occur if underground development rates fall behind plan, potentially resulting in delayed revenue from concentrate sales, which would negatively impact peak funding requirements.

Since late 2012 the Company and DRA have been working on design work and preparations for the Phase 2 construction of milling, concentrating and tailings facilities. Tenders for the primary mill components, mining development and equipment and other project expenditures have been adjudicated and orders have now been placed resulting in a commitment of R1.167 billion ($120 million at August 31, 2013) over the next two years. The primary run of mine ball mill has been ordered from Outotec RSA (Pty) Ltd. and cleaner flotation cells have been ordered from Metso Mining and Construction (South Africa) Pty Ltd. Phase 2 construction at Project 1 commenced in early January 2013 and earth works and laydown areas for mill and concentrator facilities are now mostly complete. Foundations for major mill and concentrator components are above ground as well. Civil engineering and construction work is well advanced and on schedule. Expected deliveries for all major components remain on schedule. Ancillary servicing for the north decline site, including buildings, piping, cabling, fencing and security, has been completed. The committed order for the mill is subject to a series of payments over time and the estimated break costs of the commitment if the Company delays or amends its business plan is estimated at US$14.1 million.

Social Development and Responsibilities

Feedback from the public consultation processes for the environmental assessment and Social and Labour Plan development have been constructive and positive. The mine capital development plan includes a significant investment in training through the life of mine, allocated to a social and labour plan to ensure maximum value from the project for all stakeholders, including local residents. Based on interaction with the community, the completion of a skill and needs assessment, and our training plans, the project is planning for 2,700 jobs with a target of at least 30% from the local communities. To assist the Company in achieving these goals, the Company has contracted the services of an experienced and professional HR company, RBS. See Recent Developments - Project 1.

Platinum Group Metals Ltd.
2013 Annual Information Form

Additionally, the mine’s financial estimates include an accumulated charge per tonne to create a fund for eventual closure of the mine projected in 2031.

Waterberg Joint Venture Project, South Africa

The Waterberg JV Project is one of a group of exploration projects that came from a regional target initiative by the Company conceived in 2007 and 2008 and executed over the past several years. The project targets a previously unknown extension to the North Limb of the Bushveld Complex in South Africa. The Company selected this target from a list of new ideas provided by a team of South African geoscientists. Detailed geophysical and other work indicated potential for a package of Bushveld Complex rocks under the sedimentary Waterberg formation cover rocks. Previous mineral exploration activities in the area were limited due to the extensive sedimentary cover. Exploration by the Company therefore progressed through preliminary exploration activities to delineate initial drill targets to primarily drilling focused work now that a deposit has been discovered.

Technical information in this AIF regarding the Waterberg JV Project is derived primarily from information contained in the following technical reports:

1.

“Updated Exploration Results and Mineral Resource Estimate for the Waterberg Platinum Project, South Africa” located on the Northern Limb of the Bushveld Complex, with an effective date of November 5, 2012, prepared by Kenneth Lomberg;

2.	“Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa”, with an effective date of February 1, 2013, prepared by Kenneth Lomberg; and

3.

“Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa”, with an effective date of September 2, 2013, prepared by Kenneth Lomberg and Alan Goldschmidt. (the “September 2, 2013 Technical Report”).

(Collectively, the “Waterberg JV Reports”).

The Waterberg JV Reports are subject to certain assumptions, qualifications and procedures described therein. Readers are directed to review the full text of the reports, available for review under the Company’s profile on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov, for additional information.

Property Description and Location

The Waterberg JV Project is comprised of a contiguous granted prospecting licence area of approximately 255km2 located on the North Limb of the Bushveld Complex, approximately 70km north of the town of Mokopane (formerly Potgietersrus). The Waterberg JV Project is owned 37% by the Company, 37% by JOGMEC and 26% by Mnombo. The Waterberg JV Project and the Waterberg Extension Project are managed and explored according to separate technical committees and are currently planned for separate development according to needs, requirements and objectives of the two distinct ownership groups.

Platinum Group Metals Ltd.
2013 Annual Information Form

Location of the Waterberg JV Projects

PTM RSA applied for the original 137km2 prospecting right for the Waterberg JV Project area in 2009 and in September 2009 the DMR granted PTM RSA a prospecting right for the requested area. Later in October 2009, PTM RSA entered an agreement with JOGMEC and Mnombo (the “JOGMEC Agreement”) whereby JOGMEC could earn up to a 37% participating interest in the project for an optional work commitment of US$3.2 million over four years, while at the same time Mnombo could earn a 26% participating interest in exchange for matching JOGMEC’s expenditures on a 26/74 basis (US$1.12 million).

Under the terms of the JOGMEC Agreement any mineral products derived by the joint venture from the property are to be taken by each participant in proportion to its then participating interest in the joint venture. Provided JOGMEC or its nominee holds at least a 30% interest in the joint venture, JOGMEC or its nominee has the exclusive right to direct the marketing of the mineral products of the other participants for a 10-year period from first commercial production on an equivalent to commercially competitive arm’s length basis and has the first right of refusal to purchase at prevailing market prices any mineral products taken by another participant as its share of joint venture output.

On November 7, 2011, the Company entered into an agreement with Mnombo whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo from its shareholders in exchange for cash payments totaling R1.2 million and agreeing to pay for Mnombo’s 26% share of project costs to feasibility (bringing the Company’s share of project costs to 63%). When combined with the Company’s 37% direct interest in the Waterberg JV Project (taking into consideration the JOGMEC earn-in), the 12.974% indirect interest held by the Company through Mnombo brings the Company’s effective interest in the Waterberg JV Project to 49.974% . To the Company’s knowledge, Mnombo remains over 50% held for the benefit of historically disadvantaged persons or historically disadvantaged South Africans (“HDSAs”), as defined respectively by the MPRDA and the Amendment of the Mining Charter and is a qualified BEE corporation under the Broad-Based Black Economic Empowerment Act, 2003 (the “BEE Act”). See “Risk Factors”.

Platinum Group Metals Ltd.
2013 Annual Information Form

In April 2012, JOGMEC completed their US$3.2 million earn in requirement to earn a 37% interest in the Waterberg JV Project. Following JOGMEC’s earn-in the Company funded Mnombo’s 26% share of costs for US$1.12 million and the earn-in phase of the joint venture ended in May, 2012. An approved post earn-in 2012 budget for the joint venture was initially set by the joint venture partners at US$8.37 million. In February 2013 the joint venture partners increased the post earn-in budget to US$13.0 million. A further 2013 budget in the amount of US$7.0 million was later approved. To August 31, 2013 approximately US$18.6 million has been spent on the joint venture. The Company has funded the Company’s and Mnombo’s combined 63% share of this work for a cost of US$11.7 million with the remaining US$6.88 million funded by JOGMEC. At August 31, 2013 an amount of US$0.5 was due and receivable from JOGMEC. The Company has approved its own budget for calendar 2013 to fund its 63% share (including Mnombo’s 26% share) of 2013 work expenditures for the joint venture.

During 2013 the Company was granted prospecting rights on three additional applications totalling 118km2 filed by the Company on behalf of the Waterberg JV Project, bringing the total contiguous area in the Waterberg JV Project to 255km2.

The Company currently owns no surface rights in the area of the Waterberg JV Project.

Permits and Royalties

The Company operates on the properties comprising the Waterberg JV Project by authority of a prospecting rights granted by the DMR. The original prospecting right for the Waterberg JV Project expired on September 1, 2012 and an application, together with the required supporting documentation, for the renewal of the current prospecting right for a further period of three years was filed and duly acknowledged by the Regional Manager, Limpopo Region, DMR. Under the MPRDA a prospecting right in respect of which an application for renewal has been timeously lodged shall, despite its stated expiry date, remain in force until such application has been granted or refused.

All environmental requirements on properties underlying the prospecting rights of the Waterberg JV Project are subject to the terms of a current EMP approved by the DMR prior to commencement of work on the properties. At the Waterberg JV Project, all rehabilitation of borehole sites and access roads required in terms of the approved EMP have been completed or are ongoing. In addition, the required deposits into the approved environmental rehabilitation trust in respect of related potential liabilities are up to date. There are no other known environmental liabilities on the properties. All the necessary permissions and permits in terms of the environmental liabilities have been obtained. There are no known encumbrances of an environmental nature that may restrict the exploration of the properties.

Apart from annual prospecting fees and potentially, mining royalties due to the Government of South Africa, there are no other royalties, payments or back in rights due to any third party with regard to the licences or applications comprising the Waterberg JV Project. See “Risk Factors”.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Waterberg JV Project is located some 70km north of the town of Mokopane (formerly Potgietersrus) in the Seshego and Mokerong Districts, Limpopo Province. Mokopane provides a full spectrum of local and urban infrastructure. The Waterberg JV Project is situated 13.5km from the N11 national road that links Mokopane with the Groblers Bridge border post to Botswana. Access to the area from the national road is by a combination of paved secondary roads and unpaved roads that are generally in a reasonable condition.

The climate is semi-arid with moderate winter temperatures and warm to hot in the summer. The majority of the 350-400mm of average annual rainfall occurs November to March. Climatic conditions have virtually no impact on potential mining operations in the project area. Mining and exploration activities can continue throughout the year. The project area to the west and east is relatively flat but the area in the central part of the project area is more mountainous with some steep near vertical cliffs and an elevation difference of 160 - 200 metres. The lowest point in the prospecting right area is at 880 metres amsl and the highest point at 1365 metres amsl. The drilling has been undertaken on the eastern flat area with an elevation of approximately 1000 metres amsl. The vegetation is typically bushveld vegetation. The Seepabana River cuts across the south-western side of the project area from east to west. The remainder of the area has non-perennial rivers.

Platinum Group Metals Ltd.
2013 Annual Information Form

The Waterberg JV Project is located in an area of sparse population with a few small communities located on or near the project area, although most of the area of the known deposit is largely free from development. The area is farmed by the local people who grow crops on a limited scale and farm cattle. A workforce of skilled and un-skilled personnel for exploration purposes is available in the general vicinity, including larger urban centres at Mokopane and Polokwane. The Company typically brings trained crews and skilled persons from its other South African operations on a rotation basis to provide the majority of labour for the project.

Should a decision to mine on the Waterberg JV Project area ever be taken, the Company would need to secure a suitable location by purchase or long-term lease of surface rights to establish the surface facilities necessary to mine and process, including processing plants and tailings facilities.

The Limpopo Province area is a scarce water resource area and, to date the Company has not selected a preferred method of obtaining water. In South Africa the use of water resources requires a water licence. All mining operations require an integrated water use licence for all new water uses and a detailed study of the water balance in the area must precede an application for a licence. If the Company should take a decision to mine at Waterberg JV Project, it would have to establish sources of water and develop the infrastructure required to transport water to the project area, subject to a water use licence, on an economically viable basis.

Electrical energy, telephone service and other infrastructure components are available in the vicinity of the Waterberg JV Project area and are sufficient for exploration work. Large-scale infrastructure, such as high-voltage electrical lines and large volumes of water, are available for development or access at moderate distances. ESKOM’s new 4.3 gigawatt Medupi power station and a 400/132 kilovolt transmission substation are scheduled to come online by mid-2014, which is expected to strengthen the local power network.

History

Previous mineral exploration activities were limited due to the extensive sand cover and the understanding that the area was underlain by the Waterberg Group. Surface mapping has been undertaken but most of the area surrounding the Waterberg Mountains is covered by Waterberg Group derived quaternary sands and, as such, mapping in these areas has provided no information as the Bushveld is sub outcropped below Waterberg sediments.

In March 2010 (two sampling lines) and later during December 2011 and January 2012 (two additional lines), geochemical soil sampling was undertaken. A total of 601 samples, of which 255 were soil samples, 277 stream sediment samples and 79 rock chip samples, were collected during this process.

Approximately 60 lines of geophysical survey using gravity and magnetics were traversed in March 2010. A second phase of geophysical survey was also conducted on the farm Ketting from August 2011 to September 2011.

Geology and Exploration

In the vicinity of the Waterberg JV Project, the rocks of the Bushveld Complex are overlain by the 120 metre to 620 metre thick Waterberg Group, which is a sedimentary package predominantly made up of sandstones, with some conglomerates present as well. The Waterberg sedimentary package is generally dipping near horizontal to gently northwest but locally dip angles of up to 50º have been noted.

Platinum Group Metals Ltd.
2013 Annual Information Form

Igneous lithologies of the Bushveld Complex that unconformably underlie the Waterberg Group in the project area are the upper zone andthe stratigraphically lower main zone. The main zone hosts the discovered PGE mineralized layers in its cyclic sequences of mafic and felsic rocks. The main zone is 150 metres to 900 metres thick. It is predominantly composed of gabbronorite, norite, pyroxenite, harzburgite, troctolite with occasional anorthositic phases, with more mafic rock material such as harzburgite, and troctolites that partially grade into dunites towards the base of the package.

The base of the Bushveld Complex main zone package is marked by the presence of a transitional zone that constitutes a mixed zone of Bushveld and altered sediments/quartzites before intersecting the Transvaal sequence basement quartzite, metaquartzite and metasediments.

Structurally, the area has abundant intrusives in the form of thick dolerite and granodiorite sills or dykes, predominantly in the Waterberg package. A few thin sills or dykes were intersected within the Bushveld Complex package. Faults have been interpolated from the aerial photographs, geophysics and sectional interpretation. The faults generally trend east-west across the property and some are north-west and south-west trending.

The Bushveld package has a general dip of 28º towards the west as observed from borehole core for the layered units intersected on the Waterberg Extension Project. However, some blocks may be tilted at different angles depending on structural and/or tectonic controls. Generally the easterly up-dip edge of the Bushveld package strikes southwest to northeast the curves to a more northerly strike in the northern half of the property.

Geophysics

PTM contracted FUGRO Airborne Surveys (Pty) Ltd. to conduct airborne FALCON® gravity gradiometry and total field magnetic surveys over the Waterberg JV Project and Waterberg Extension Project. The target for the survey was the interpreted edge sub-cropping of the Bushveld Complex to which the Waterberg sediments form the regional hanging wall. Conducted in April 2013, the survey was flown on 100 and 200 metre line spacing and was comprised of 2306.16 line kilometres of Airborne Gravity Gradiometry (AGG) data and 2469.35 line kilometres of magnetic and radiometric data. The total extent of the survey covered approximately 30 kilometres of interpreted Bushveld Complex edge within the Waterberg JV Project and Waterberg Extension Project. Modeling of the data suggests that there may be a northeast and north trending continuity to the Bushveld Complex rocks on the Waterberg Extension Project which have the potential to host PGM mineralization.

In September 2013, prior to drilling, a total of 9 ground gravity traverses were completed by Geospec Instruments (Pty) Ltd along roads and tracks. The survey lines were designed to traverses across the projected edge of the Bushveld Complex on the Waterberg Extension Project in the same area covered by the airborne survey as ground confirmation of the airborne results. The two surveys were compared and there was acceptable correlation between gravity data sets. In planning the ground survey, one control line over the known Bushveld edge at the point where it projected from the adjacent Waterberg JV Project was completed in order to acquire a signature profile over a known source to compare the remaining regional lines to. The interpretation of the linked ground gravity profiles suggests that there may be a northeast trending continuity to the Bushveld Complex rocks which have the potential to host PGM mineralization.

Drilling

Based on the exploration combined with the target generation, diamond core drilling at the Waterberg JV Project commenced in 2010. Exploration has thus been largely driven by drilling. Target generation for drilling at the Waterberg JV Project by the Company was based primarily on the results of geochemical sampling and geophysical surveys. Two boreholes were initially drilled for a total of 1934.77 metres between July and October 2010. Drilling resumed in 2011 with a third borehole. The intersection of copper, nickel and PGE mineralization in this borehole led to the extension of the drilling campaign such that in late 2012 and into 2013 drilling with up to fifteen diamond drill rigs was undertaken.

Platinum Group Metals Ltd.
2013 Annual Information Form

On the Waterberg JV Project a total of 128,505 metres have been drilled in 111 boreholes each with deflections. The drilling cut-off for the Mineral Resource Estimate was made at the completion of borehole WB-111. A basic 250 metre by 250 metre E-W/N-S grid has been used to place the boreholes where possible. At the date of this AIF there are no boreholes in progress on the Waterberg JV Project.

The results of the drilling and the general geological interpretation are digitally captured in SABLE and a GIS software package named ARCVIEW. The borehole locations, together with the geology and assay results, are plotted on plan. Regularly spaced sections are drawn to assist with correlation and understanding of the geology. This information was useful for interpreting the sequence of the stratigraphy intersected as well as for verifying the borehole information. Suitable drilling has been undertaken with appropriate standards in place to ensure that the data is suitable for use in geological modeling and mineral resource estimation. Appropriate conclusions and follow-up work is being completed.

Mineralization

PGE mineralization zones at the Waterberg JV Project occur within the Main Zone of the Bushveld package and is hosted in two main layers: the ‘T- layer’ and the ‘F – layer’. The T - layer is mainly composed of anorthosite, gabbroic pegmatoid, pyroxenite, troctolite, harzburgite, gabbronorite and norite. The F - layer is hosted in a thick package of troctolite towards the base of the Main Zone and the mineralization in this package is concentrated in pyroxenitic / pegmatoidal pyroxenitic and harzburgitic bands. The mineralization in the Waterberg JV Project area generally comprises sulphide blebs, net-textured to interstitial sulphides and disseminated sulphides within gabbronorite and norite, pyroxenite, harzburgite.

On the Waterberg JV Project 5.4km of strike length of mineralization have been defined trending at approximately North 40º East to the northern property boundary. Beyond that drilling completed to date on the adjacent Waterberg Extension Project has intersected Bushveld Complex with F layer stratigraphy. The strike of the F-Layer follows the defined edge of the Bushveld Complex as the F-Layer stratigraphy is located at the base of the Bushveld. See “Mineral Resource” below.

Within the F-Layer, basement topography is believed to have played a role in the formation of higher grade thicknesses where embayments correlate with thicker accumulations of magmatic sulphides. These areas are known as the “Super F” zones where the sulphide mineralization is over 10 metres thick and within the defined resource area averages 3 to 4 grams per tonne platinum-palladium-gold combined.

To date, drilling on the Waterberg JV Project and the Waterberg Extension Project has identified 23 kilometers of new Bushveld Complex including the 5.4 kilometer extent of the adjacent Waterberg JV Project platinum deposit as defined in the September 2, 2013 technical report referred to above.

Mineral Resource

Based on exploration and drilling results to the end of August 2013, an updated mineral resource of 17.5 million ounce 3E inferred mineral resources for the T- and F-Zones on the property Ketting 368LR and Goedetrouw 366LR within the Waterberg JV Project area was announced by the Company on September 3, 2013. The mineral resource estimate considers 111 boreholes drilled on the project area, with deflections, completed to September 30, 2012. Since that time further limited drilling has taken place on the Waterberg JV Project.

The Updated inferred mineral resource estimate covers the first 4.6km of T-Zone and 5.4km of F-Zone strike length starting from the southern boundary of the property position to the northern boundary. The property boundary with the adjacent Waterberg Extension Project to the north is the limiting factor for the resource estimate along strike. The F mineralized zones have now been intercepted in drilling across the property boundary on to the adjacent Waterberg Extension Project.

Platinum Group Metals Ltd.
2013 Annual Information Form

The inferred mineral resource estimate includes both “T” and “F” mineralized zones. The T Zone are correlated in terms of geochemical markers and lithology and have a characteristic metal split of approximately 48% palladium, 29% platinum and 23% gold. The “F” Zone is considered as stratigraphic unit with mineralization occurring as zones within. Generally there are two sub-zones of mineralization which are approximately 5.25 metre thick on average with .greater than 10 meter thick “Super F zones. The F-Zone mineralization has an approximate metal split of 65% palladium, 30% platinum and 5% gold.

The T-Zones have been intercepted from 141 metres below surface to 1,375 metres deep. For the updated inferred mineral resource estimate, the T and the F Zones have been modeled to 1,000 metres below surface depth. The T-Zone appear to truncate up-dip at 140 metres deep as they meet the overlying Waterberg sediments, while the F-Zone truncate at the shallowest at 207 metres below the Waterberg sediment cover rock.

The main mineralized zones for which an inferred mineral resource estimate is declared are presented in the table below (as at September 2, 2013):

Cautionary Note to U.S. Investors with respect to the information in the following tables and discussion: In the following tables, the Company presents “inferred resources,” which are recognized and required by Canadian regulations but not recognized by the SEC. “Resources” are not “reserves” and so do not have demonstrated economic viability. Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Furthermore, under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists or is economically or legally minable. In addition, while disclosure of contained ounces in a resource is permitted disclosure under Canadian securities laws, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without references to unit measurements. Accordingly, the disclosure below may differ materially from the disclosure that would be provided by a U.S. public company.

Inferred Mineral Resource Estimate for the Waterberg JV Project – September 2, 2013
Layer	Thickness	Tonnage	Pt	Pd	Au	2PGE+Au	Pt:Pd:Au	2PGE+Au	Cu	Ni
	(m)	(Mt)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(Koz)	(%)	(%)
T1	2.30	8.5	1.04	1.55	0.47	3.06	34:51:15	842	0.17	0.10
T2	3.77	39.2	1.16	2.04	0.84	4.04	29:51:21	5,107	0.18	0.10
Total T Layer (Cut-off=2g/t)	3.38	47.7	1.14	1.95	0.77	3.86	30:51:20	5,948	0.18	0.10
Total F-Layer (Cut-off=2g/t)		119.0	0.91	1.98	0.13	3.02	30:65:4	11,575	0.07	0.17
Total Project		166.7	0.98	1.97	0.32	3.26	30:60:10	17,523	0.10	0.15
Content (koz)			5,252	10,558	1,715			17,523

Platinum Group Metals Ltd.
2013 Annual Information Form

Notes:

The Qualified Person for the information in the table above, derived from the September 2, 2013 Technical Report, is Kenneth Lomberg, who was independent of the Company as of the date of the September 2, 2013 Technical Report.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected be environmental, permitting, legal marketing or other relevant issues. The quantity and grade of reported inferred mineral resources in this estimate are conceptual in nature. There is no guarantee that all or any part of the mineral resource will be converted to a mineral reserve.

Aggregating the T and F zones, the deposit outlined and declared so far on the Waterberg JV Project is estimated to contain the following inferred mineral resources: 10.56 million ounces of palladium; 5.25 million ounces of platinum; and 1.72 million ounces of gold.

In order to be considered as a mineral resource estimate, it is necessary to consider “the reasonable prospects for economic extraction” of the mineral resource under consideration. For the Waterberg JV Project, a high level economic analysis was conducted which confirmed that the estimated mineral resource met this requirement.

The T1, T2 and F zones average three to greater than 10 metres in thickness, as compared to the classic MR and UG2 Chromitite Layer which are traditionally mined with average thicknesses of approximately 1 to 1.4 metres each.

Sampling and Analysis

The sampling methodology accords with PTM RSA protocol based on industry best practice. The undertaking and quality control of the sampling is monitored by a qualified geologist under the supervision of the project geologist. The sampling is done in a manner that includes the entire potentially economic unit as well un-mineralized samples before and after. Sampling over-selection and sampling bias is minimized by aligning the core so that the stratification is vertical, inserting a cutline down the centre of the core and sampling form the same cut half consistently. The sample intervals are typically 25-50cm in length within zones of mineral potential and do not exceed 1m even in un-mineralized intervals.

All drill core is marked at 1m intervals with distance below the collar. The rock lithology is logged and initial stratigraphy is interpreted at which point the potential mineralized layers are marked with a line and intervals for sampling. Sample intervals are marked on the core with a line and depth interval as well as the cutline mark. Each sample interval is allocated a unique sampling number, which corresponds to a duplicate sample tag that is placed in the box at that interval. The sample number is later written on the core for reference. All sample intervals are cut in half with a diamond core saw and the boxes are returned to the sampling area. One half-core is then removed and placed into high-quality plastic bags together with a sampling tag containing the sampling number. The duplicate tag stays as a permanent record in the sample booklet, which is secured on site. The responsible project geologist then seals the sampling bag. The sampling information is recorded on sample sheets which are then digitally captured into the SABLE system (commercially available logging software).

Core samples taken to date have been analyzed by two different laboratories: the primary laboratory is currently Set Point laboratories (South Africa), and Genalysis (Australia) is used for round robin test work to confirm the accuracy of the primary laboratory.

Samples are received, sorted, verified and checked for moisture and dried if necessary. Each sample is weighed and the results are recorded. Rocks, rock chips or lumps are crushed using a jaw crusher to less than 10mm. The samples are then pulverized to achieve 90% less than 106μm pulp.

Samples are analyzed for Pt (ppb), Pd (ppb) Rh (ppb) and Au (ppb) by standard 25g lead fire-assay using a silver collector. After pre-concentration by fire assay the resulting solutions are analyzed using ICP-OES.

Platinum Group Metals Ltd.
2013 Annual Information Form

The base metals (copper, nickel, cobalt and other base metals) are analyzed using ICP-OES after a four acid digest. This technique results in “near” total digestion.

The drilling, sampling and analytical aspects of the project are considered to have been undertaken to industry standards. The author of the Waterberg Report and Waterberg Extension Report (as defined below) considered the data to be reliable and suitable for mineral resource estimation and reporting purposes.

QA/QC and Sample Security

The Quality Assurance and Quality Control procedures pertaining to the Waterberg JV Project drill core sampling meets accepted industry best practices. The Company employs the use of standard reference material and blanks into the sample stream at regular intervals to monitor the quality of the laboratory results. In addition, the independent laboratories used for analysis employ their own internal quality control procedures that are reported to the Company. Standards and Blanks are inserted in sample sequence prior to shipping at an interval of every 10 samples. Analytical results of the quality control samples are monitored by the project geologist and any batches that contain failed sample results are rerun. In addition, 5% of the samples are re-analysed at a third party independent laboratory as a quality assurance measure. These results are also monitored by the project geologist.

Sample security protocol includes the following steps: (a) samples are sequenced within the secure storage area and the sample sequences examined to determine if any samples are out of order or missing; (b) the sample sequences and numbers shipped are recorded both on the chain-of-custody form and on the analytical request form; (c) the samples are placed according to sequence into large plastic bags (the numbers of the samples are enclosed on the outside of the bag with the shipment, waybill or order number and the number of bags included in the shipment); (d) the chain-of-custody form and analytical request sheet are completed, signed and dated by the project geologist before the samples are removed from secured storage and the project geologist keeps copies of the analytical request form and the chain-of-custody form on site; and (e) once the above is completed and the sample shipping bags are sealed, the samples may be removed from the secured area.

The method by which the sample shipment bags have been secured must be recorded on the chain-of-custody document so that the recipient can inspect for tampering of the shipment. The project geologist is responsible for timely delivery of the samples to the relevant laboratory.

Planned Exploration and Development Programs

Mechanized mining methods, milling and infrastructure requirements for the Waterberg JV Project platinum deposit are all being studied as part of a Preliminary Economic Assessment (“PEA”) being conducted by South African engineering firm WorleyParsons TWP. As announced in May 2013, estimated recoveries for platinum, palladium and gold (2PGE+Au) in scoping flotation tests completed at SGS Labs in South Africa averaged 88% for the T2-Zone and 83% for the F-Zone. The resource update announced September 3, 2013 and the baseline metallurgical work will form the basis of the PEA due to be completed at the end of 2013.

Results of the above 2013 work program are expected to be finalised and studied by the Waterberg JV Project partners by early calendar 2014, following which a final budget for 2014 will be developed and approved.

The Company has been advised by JOGMEC that a formal auction process has begun for the sale of JOGMEC’s 37% interest in the Waterberg JV Project to a successful bidder from a group of qualified Japanese trading firms. This is in keeping with JOGMEC’s mandate as determined by the Japanese Ministry of Economy, Trade and Industry. Subsequent to the discovery on the Waterberg JV Project a qualified Japanese firm nominated JOGMEC’s interest in the Waterberg JV Project for sale. JOGMEC has no choice but to comply and follow a formal auction and sale process. As a result the Company anticipates it will have a new Japanese firm as a 37% joint venture partner in early 2014. The Company expects this new partner will participate in the Waterberg JV Project technical committee and will participate in the formulation of the 2014 work program for the Waterberg JV Project.

Platinum Group Metals Ltd.
2013 Annual Information Form

In the “Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa”, with an effective date of February 1, 2013, prepared by Kenneth Lomberg, a forward budget in the amount of $10 million was recommended for calendar 2013, of which the Company would be responsible for a combined 63% share. This recommended budget was derived through consultation between the Company’s technical staff and the independent Qualified Person, after which the independent Qualified Person formally recommended the forward budget. As of the time of writing this AIF the planned 2013 work is nearing completion.

The September 2, 2013 Technical Report concludes that the scale of the initial inferred mineral resource at the Waterberg JV Project and the fact that the mineralization is open to the north and east onto the Waterberg Extension Project supports the view that a further drill program is warranted, and recommends infill drilling on the Waterberg JV Project.

Waterberg Extension Project, South Africa

The Waterberg Extension Project is one of a group of exploration projects that came from a regional target initiative by the Company conceived in 2007 and 2008 and executed over the past several years. The project targets a previously unknown extension to the North Limb of the Bushveld Complex in South Africa. The Company selected this target from a list of new ideas provided by a team of South African geoscientists. The detailed geophysical and other work indicated potential for a package of Bushveld Complex rocks under the sedimentary Waterberg Group formation cover rocks. Previous mineral exploration activities in the area were limited due to the extensive sedimentary cover. Exploration by the Company therefore progressed through preliminary exploration activities to drill testing of initial drill targets along the interpreted strike of the Bushveld Edge.

Technical information in this AIF regarding the Waterberg Extension Project is derived primarily from information contained in the following technical report:

“Technical Report on the Exploration of the Waterberg Extension Project, South Africa” with an effective date of November 12, 2013, prepared by Kenneth Lomberg (the “Waterberg Extension Report”).

The Waterberg Extension Report is subject to certain assumptions, qualifications and procedures described therein. Readers are directed to review the full text of the report, available for review under the Company’s profile on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov, for additional information.

Platinum Group Metals Ltd.
2013 Annual Information Form

Property Description and Location

The Waterberg Extension Project is comprised of three contiguous granted prospecting licences with a combined area of approximately 489km2 . The Project is located on the North Limb of the Bushveld Complex, approximately 85km north of the town of Mokopane (formerly Potgietersrus), Limpopo Province. The Waterberg Extension Project is owned 74% by the Company and 26% by Mnombo. The Waterberg Extension Project is adjacent and to the north of the Waterberg JV Project. There are prospecting right applications covering a further 471km2 in process with the DMR for addition to the Waterberg Extension Project, none of which are directly on the trend of the primary exploration target. The Waterberg JV Project and the Waterberg Extension Project are managed and explored according to separate technical committees and are currently planned for separate development according to needs, requirements and objectives of the two distinct ownership groups.

Location of the Waterberg Extension Project

During early 2012 the Company and Mnombo made the original prospecting permit applications for the Waterberg Extension Project to the DMR. The prospecting rights that make up the Waterberg Extension Project are adjacent to the north and east of the prospecting rights of the Waterberg JV Project. The Company holds a direct 74% interest and Mnombo holds a 26% interest in the Waterberg Extension Project, leaving the Company with an 86.974% effective interest by way of its 49.9% shareholding in Mnombo. Mnombo is responsible for 26% of ongoing costs on the Waterberg Extension Project, however the Company is currently carrying all costs with a receivable from Mnombo being recorded to the benefit of the Company. To the Company’s knowledge, Mnombo remains over 50% held for the benefit of HDSAs, as defined respectively by the MPRDA and the BEE Act. See “Risk Factors”.

Platinum Group Metals Ltd.
2013 Annual Information Form

During February and March of 2013 the Company received letters from the DMR advising the Company that the prospecting right applications comprising the Waterberg Extension Project had been accepted. During October of 2013 prospecting permits covering an area of 489km2 directly over the trend of the exploration target were granted. Prospecting license applications to be added to the Waterberg Extension Project covering a further 471km2 remain in process by the DMR at the time of writing this AIF. The prospecting licenses under application cover areas that are not on the direct trend of the projected exploration target. At the time of writing six drill rigs are now active on the Waterberg Extension Project.

The Company has funded the Company’s and Mnombo’s combined 100% share of work on the Waterberg Extension Project for a cost of 0.347 million at August 31, 2013. At August 31, 2013 an amount of nil was due and receivable from Mnombo. Exploration work on the Waterberg Extension Project did not begin in a material way until subsequent to August 31, 2013. The Company has approved a budget for calendar 2013 to fund work on the Waterberg Extension Project including Mnombo’s 26% share. Given the results to date the Company expects to exceed the budgeted amount.

The Company currently owns no surface rights in the area of the Waterberg Extension Project.

Permits and Royalties

The Company operates on the properties comprising the Waterberg Extension Project by authority of prospecting rights granted by the DMR. Additional rights on adjacent properties are currently under application.

All environmental requirements on properties underlying the prospecting rights that make up the Waterberg Extension Project are subject to the terms of a current EMP approved by the DMR prior to commencement of work on the properties. At the Waterberg Extension Project, all rehabilitation of borehole sites and access roads required in terms of the approved EMP has been completed or are ongoing. In addition, the required deposits into the approved environmental rehabilitation trust in respect of related potential liabilities are up to date. There are no other known environmental liabilities on the properties. All the necessary permissions and permits in terms of the environmental liabilities have been obtained. There are no known encumbrances of an environmental nature that may restrict the exploration of the properties.

Apart from annual prospecting fees and potentially, mining royalties due to the Government of South Africa, there are no other royalties, payments or back in rights due to any third party with regard to the licences or applications comprising the Waterberg Extension Project. See “Risk Factors”.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Waterberg Extension Project is located 85km north of the town of Mokopane (formerly Potgietersrus) in the Bochum and Seshego Districts, Limpopo Province. Mokopane provides a full spectrum of local and urban infrastructure. The current drilling areas on the Waterberg Extension Project is 38 and 45km from the N11 National Road that links Mokopane with the Groblers Bridge border post to Botswana. Access to the area from the national road is by a combination of paved secondary roads and unpaved roads that are generally in a reasonable condition.

The climate is semi-arid with moderate winter temperatures and warm to hot in the summer. The majority of the 350-400mm of average annual rainfall occurs November to March. Climatic conditions have virtually no impact on potential mining operations in the project area. Mining and exploration activities can continue throughout the year. The project area to the west and east is relatively flat but the area in the central part of the project area is more mountainous with some steep near vertical cliffs and an elevation difference of 160 - 200 metres. The lowest point in the prospecting right area is at 880 metres amsl and the highest point at 1,365 metres amsl. The drilling has been undertaken on the eastern flat area with an elevation of approximately 1000 metres amsl. The vegetation is typically bushveld vegetation. The Seepabana River cuts across the south-western side of the project area from east to west. The remainder of the area has non-perennial rivers.

Platinum Group Metals Ltd.
2013 Annual Information Form

The Waterberg Extension Project is located in an area of sparse population with a few small communities located on or near the project area, although most of the area of the known deposit is largely free from development. The area is farmed by the local people who grow crops on a limited scale and farm cattle. A workforce of skilled and un-skilled personnel for exploration purposes is available in the general vicinity, including larger urban centres at Mokopane and Polokwane. The Company typically brings trained crews and skilled persons from its other South African operations on a rotation basis to provide the majority of labour for the project.

Should a decision to mine on the project area ever be taken, the Company would need to secure a suitable location by purchase or long-term lease of surface rights to establish the surface facilities necessary to mine and process, including processing plants and tailings facilities.

The Limpopo Province area is a scarce water resource area and, to date the Company has not selected a preferred method of obtaining water. In South Africa the use of water resources requires a water licence. All mining operations require an integrated water use licence for all new water uses and a detailed study of the water balance in the area must precede an application for a licence. If the Company should make a decision to mine at the Waterberg Extension Project, it would have to establish sources of water and develop the infrastructure required to transport water to the project area, subject to a water use licence, on an economically viable basis.

Electrical energy, telephone service and other infrastructure components are available in the vicinity of the Waterberg Extension Project area and are sufficient for exploration work. Large-scale infrastructure, such as high-voltage electrical lines and large volumes of water, are available for development or access at moderate distances. ESKOM’s new 4.3 gigawatt Medupi power station and a 400/132 kilovolt transmission substation are scheduled to come online by mid-2014, which is expected to strengthen the local power network.

History

Previous mineral exploration activities were limited due to the extensive quaternary sand cover and the understanding that the area was underlain by the Waterberg Group sedimentary rocks. Surface mapping has been undertaken but most of the area surrounding the Waterberg Mountains is covered by Waterberg Group derived quaternary sands and, as such, mapping in these areas has provided no information that the Bushveld is sub-outcropped below the Waterberg sedimentary rock.

Based on the discovery at the adjacent Waterberg JV Project in November 2011 and subsequent compilation work, the Company undertook reconnaissance and non-invasive research of the Waterberg Extension Project area beginning in 2012. In mid-2013 the Company conducted non-invasive airborne geophysical studies over the Waterberg Extension Project area, followed up by ground based geophysical traverse lines in late 2013 post grant of the prospecting rights. See “Geophysics” below.

Based upon the interpretation of the above noted work the Company began drilling on the Waterberg Extension Project in mid-October, 2013.

Geology and Exploration

In the vicinity of the Waterberg Extension Project, the rocks of the Bushveld Complex are overlain by the 120 metre to 620 metre thick Waterberg Group, which is a sedimentary package predominantly made up of sandstones, with some conglomerates present as well. The Waterberg sedimentary package is generally dipping near horizontal to gently northwest but locally dip angles of up to 50º have been noted. Igneous lithologies of the Bushveld Complex that unconformably underlie the Waterberg Group in the project area are the upper zone andthe stratigraphically lower main zone. The main zone hosts the discovered PGE mineralized layers in its cyclic sequences of mafic and felsic rocks. The main zone is 150 metres to 900 metres thick. It is predominantly composed of gabbronorite, norite, pyroxenite, harzburgite, troctolite with occasional anorthositic phases, with more mafic rock material such as harzburgite, and troctolites that partially grade into dunites towards the base of the package.

Platinum Group Metals Ltd.
2013 Annual Information Form

The base of the Bushveld Complex main zone package is marked by the presence of a transitional zone that constitutes a mixed zone of Bushveld and altered sediments/quartzites before intersecting the Transvaal sequence basement quartzite, metaquartzite and metasediments.

Structurally, the area has abundant intrusives in the form of thick dolerite and granodiorite sills or dykes, predominantly in the Waterberg package. A few thin sills or dykes were intersected within the Bushveld Complex package. Faults have been interpolated from the aerial photographs, geophysics and sectional interpretation. The faults generally trend east-west across the property and some are north-west and south-west trending.

The Bushveld package has a general dip of 28º towards the west as observed from borehole core for the layered units intersected on the Waterberg Extension Project. However, some blocks may be tilted at different angles depending on structural and/or tectonic controls. Generally the easterly up-dip edge of the Bushveld package strikes southwest to northeast the curves to a more northerly strike in the northern half of the property.

Geophysics

PTM contracted FUGRO Airborne Surveys (Pty) Ltd. to conduct airborne FALCON® gravity gradiometry and total field magnetic surveys. The target for the survey was the interpreted edge sub-cropping of the Bushveld Complex to which the Waterberg sediments form the regional hanging wall. Conducted in April 2013, the survey was flown on 100 and 200 metre line spacing and was comprised of 2306.16 line kilometres of Airborne Gravity Gradiometry (AGG) data and 2469.35 line kilometres of magnetic and radiometric data. The total extent of the survey covered approximately 30 kilometres of interpreted Bushveld Complex edge within the Waterberg JV Project and the Waterberg Extension Project. Modeling of the data suggests that there may be a northeast and north trending continuity to the Bushveld Complex rocks on the Waterberg Extension Project which have the potential to host PGM mineralization.

In September 2013, prior to drilling, a total of 9 ground gravity traverses were completed by Geospec Instruments (Pty) Ltd along roads and tracks. The survey lines were designed to traverses across the projected edge of the Bushveld Complex on the Waterberg Extension Project in the same area covered by the airborne survey as ground confirmation of the airborne results. The two surveys were compared and there was acceptable correlation between gravity data sets. In planning the ground survey, one control line over the known Bushveld edge at the point where it projected from the adjacent Waterberg JV Project was completed in order to acquire a signature profile over a known source to compare the remaining regional lines to. The interpretation of the linked ground gravity profiles suggests that there may be a northeast trending continuity to the Bushveld Complex rocks which have the potential to host PGM mineralization.

Drilling

Based on interpretations of early exploration work on the Waterberg Extension Project combined with the results of diamond drilling at the adjacent Waterberg JV Project, target generation for the Waterberg Extension Project was undertaken in mid-2013. Targets were generated using interpretations of airborne and ground geophysical surveys, known geology from drilling on the Waterberg JV Project and geological mapping on the Waterberg Extension Project. Diamond core drilling on the Waterberg Extension Project commenced in mid-October, 2013. Exploration is now largely driven by drilling.

To the date of this AIF 13 boreholes are complete or underway and six drill rigs are active on the Waterberg Extension Project. Approximately 7,366 metres have been drilled. The initial program involves a series of step out holes along the projected north to northwesterly strike extension arc of the interpreted edge of the Bushveld Complex. Holes are being targeted at various step out distances from 700 metres in length to as much as 5.0 kilometres.

Platinum Group Metals Ltd.
2013 Annual Information Form

To date, drilling on the Waterberg JV Project and the Waterberg Extension Project has identified 23 kilometers of new Bushveld Complex including the 5.4 kilometer extent of the Waterberg JV Project platinum deposit as defined in the September 2, 2013 technical report referred to above. At present step out holes are in progress for approximately a further 7 kilometres northwesterly from the last drilled position of the Bushveld Complex.

The results of the drilling and the general geological interpretation are digitally captured in SABLE and a GIS software package named ARCVIEW. The borehole locations, together with the geology and assay results, are plotted on plan. Regularly spaced sections are drawn to assist with correlation and understanding of the geology. This information was useful for interpreting the sequence of the stratigraphy intersected as well as for verifying the borehole information. Suitable drilling has been undertaken with appropriate standards in place to ensure that the data is suitable for use in geological modeling and mineral resource estimation. Appropriate conclusions and follow-up work is being completed.

Mineralization

PGE mineralization at Waterberg Extension Project is interpreted to be within the Main Zone of the Bushveld package and is believed to hosted in two main layers: the ‘T- layer’ and the ‘F – layer’. The T - layer is mainly composed of anorthosite, gabbroic pegmatoid, pyroxenite, troctolite, harzburgite, gabbronorite and norite. The F - layer is hosted in a thick package of troctolite towards the base of the Main Zone and the mineralization in this package is concentrated in pyroxenitic / pegmatoidal pyroxenitic and harzburgitic bands. The mineralization in the Waterberg Extension Project area generally comprises sulphide blebs, net-textured to interstitial sulphides and disseminated sulphides within gabbronorite and norite, pyroxenite, harzburgite.

On the adjacent Waterberg JV Project 5.4km of strike length of mineralization have been defined trending at approximately North 40º East to the northern property boundary. Beyond that drilling completed to date on the Waterberg Extension Project has intersected the strike continuation of the Bushveld Complex with F layer stratigraphy. The F Layer stratigraphy is parallel the defined eastern edge of the Bushveld Complex as the F-Layer is located at the base of the Bushveld.

Within the F Layer, basement topography is believed to have played a role in the formation of higher grade thicknesses where embayments correlate with thicker accumulations of magmatic sulphides. These areas are known as the “Super F” zones where the sulphide mineralization is over 10 metres thick and within the defined resource area averages 3 to 4 grams per tonne platinum-palladium-gold combined.

Drilling that commenced in October 2013 on the Waterberg Extension Permits has added 4.7 kilometers of confirmed F Layer with sulphide mineralization to the north of the adjacent Waterberg JV Project platinum deposit area. Results for boreholes WE-001 and WE-002, located 700 metres and 1,400 metres north of the adjacent Waterberg JV Project platinum deposit respectively, have been received and published as of the date of this AIF. The stratigraphic position and assay results of the sulphide mineralized zones intercepted in drilling confirm that they are F-Zone. Hole WE-001 intersected 10.5 meters grading 3.03 grams per tonne of platinum, palladium and gold, including 6.76 meters of 3.74 g/t 3E. Hole WE-002 intersected 15.63 meters grading 3.16 grams per tonne 3E, including 7.17 meters grading 4.52 grams per tonne 3E. Drilling continues and assays are in progress for another 8 boreholes at the date of this AIF.

Mineral Resource

There are no estimated resources declared on the Waterberg Extension Project at this time.

Sampling and Analysis

The sampling methodology accords with PTM RSA protocol based on industry best practice. The undertaking and quality control of the sampling is monitored by a qualified geologist under the supervision of the project geologist. The sampling is done in a manner that includes the entire potentially economic unit as well un-mineralized samples before and after. Sampling over-selection and sampling bias is minimized by aligning the core so that the stratification is vertical, inserting a cutline down the centre of the core and sampling form the same cut half consistently. The sample intervals are typically 25-50cm in length within zones of mineral potential and do not exceed 1m even in un-mineralized intervals.

Platinum Group Metals Ltd.
2013 Annual Information Form

All drill core is marked at 1m intervals with distance below the collar. The rock lithology is logged and initial stratigraphy is interpreted at which point the potential mineralized layers are marked with a line and intervals for sampling. Sample intervals are marked on the core with a line and depth interval as well as the cutline mark. Each sample interval is allocated a unique sampling number, which corresponds to a duplicate sample tag that is placed in the box at that interval. The sample number is later written on the core for reference. All sample intervals are cut in half with a diamond core saw and the boxes are returned to the sampling area. One half-core is then removed and placed into high-quality plastic bags together with a sampling tag containing the sampling number. The duplicate tag stays as a permanent record in the sample booklet, which is secured on site. The responsible project geologist then seals the sampling bag. The sampling information is recorded on sample sheets which are then digitally captured into the SABLE system (commercially available logging software).

Core samples taken to date have been analyzed by two different laboratories: the primary laboratory is currently Set Point laboratories (South Africa), and Genalysis (Australia) is used for round robin test work to confirm the accuracy of the primary laboratory.

Samples are received, sorted, verified and checked for moisture and dried if necessary. Each sample is weighed and the results are recorded. Rocks, rock chips or lumps are crushed using a jaw crusher to less than 10mm. The samples are then pulverized to achieve 90% less than 106μm pulp.

Samples are analyzed for Pt (ppb), Pd (ppb) Rh (ppb) and Au (ppb) by standard 25g lead fire-assay using a silver collector. After pre-concentration by fire assay the resulting solutions are analyzed using ICP-OES.

The base metals (copper, nickel, cobalt and other base metals) are analyzed using ICP-OES after a four acid digest. This technique results in “near” total digestion.

The drilling, sampling and analytical aspects of the project are considered to have been undertaken to industry standards. The author of the Waterberg Report and Waterberg Extension Report considered the data to be reliable and suitable for mineral resource estimation and reporting purposes.

QA/QC and Sample Security

The Quality Assurance and Quality Control procedures pertaining to the Waterberg Extension Project drill core sampling meets accepted industry best practices. The Company employs the use of standard reference material and blanks into the sample stream at regular intervals to monitor the quality of the laboratory results. In addition, the independent laboratories used for analysis employ their own internal quality control procedures that are reported to the Company. Standards and Blanks are inserted in sample sequence prior to shipping at an interval of every 10 samples. Analytical results of the quality control samples are monitored by the project geologist and any batches that contain failed sample results are re-run. In addition, 5% of the samples are re-analysed at a third party independent laboratory as a quality assurance measure. These results are also monitored by the project geologist.

Sample security protocol includes the following steps: (a) samples are sequenced within the secure storage area and the sample sequences examined to determine if any samples are out of order or missing; (b) the sample sequences and numbers shipped are recorded both on the chain-of-custody form and on the analytical request form; (c) the samples are placed according to sequence into large plastic bags (the numbers of the samples are enclosed on the outside of the bag with the shipment, waybill or order number and the number of bags included in the shipment); (d) the chain-of-custody form and analytical request sheet are completed, signed and dated by the project geologist before the samples are removed from secured storage and the project geologist keeps copies of the analytical request form and the chain-of-custody form on site; and (e) once the above is completed and the sample shipping bags are sealed, the samples may be removed from the secured area.

Platinum Group Metals Ltd.
2013 Annual Information Form

The method by which the sample shipment bags have been secured must be recorded on the chain-of-custody document so that the recipient can inspect for tampering of the shipment. The project geologist is responsible for timely delivery of the samples to the relevant laboratory.

Planned Exploration and Development Programs

Based on the fact that recent drilling on the Waterberg Extension Project has confirmed the continuation of mineralization within the Waterberg Extension Project and on the conclusions found in the Waterberg JV Reports, the Waterberg Extension Report supports the view that a drill program is warranted, and recommends extensive further drilling on the Waterberg Extension Project.

This recommended budget shown in the table below was derived through consultation between the Company’s technical staff and the independent Qualified Person, after which the independent Qualified Person formally recommended the forward budget. As of the time of writing this AIF the planned 2013 work is nearing completion.

Recommended Forward Exploration Budget as per the Waterberg Extension Report – November 2013
Description	Cost Estimate in Rand	Cost Estimate in Canadian dollars at R10 to the $1.00
Exploration drilling along 25 km strike of interpreted Bushveld Complex (40,000m)	R62M	$6.2 million
Infill drilling to improve the understanding of the geology and potentially support an initial mineral resource estimation (80,000m)	R124M	$12.4 million
Initial Resource Estimate	R1M	$0.1 million
Metallurgical studies	R3M	$0.3 million
Contingency, Escalation	R10M	$1.0 million
Total	R200M	$20 million

Non-Material Mineral Property Interests

Other non-material mineral property interests of the Company include the War Springs and Tweespalk projects located in South Africa, the Sable Joint Venture, also located in South Africa, and the Company’s various mineral property interests in Ontario, Canada, the Northwest Territories, Canada and Newfoundland and Labrador, Canada. These non-material property interests are not, individually or collectively, material to the Company and are described more fully in the Company’s Financial Statements and Management Discussion and Analysis for the year ended August 31, 2013, copies of which may be obtained online at www.sedar.com.

Platinum Group Metals Ltd.
2013 Annual Information Form

SOUTH AFRICAN REGULATORY FRAMEWORK

The Company is subject to South African government regulations that affect all aspects of the Company’s operations. Accordingly, the sections below set out the primary laws and regulatory concepts to which the Company is subject.

Black Economic Empowerment in the South African Mining Industry

The transition from an apartheid regime to a democratic regime brought with it a commitment by the South African state, as enshrined in the South African Constitution (the “Constitution”), to take legislative and other measures to redress the results of past racial discrimination against black South Africans, or as the Mining Charter defines them, “HDSAs”. The MPRDA uses the term historically disadvantaged person with reference to HDSAs. Under the MPRDA, the concept includes any association, the majority of whose members are HDSAs as well as juristic persons if HDSAs own and control the majority of the shares and control the majority of the shareholders’ votes. An amendment bill ("Amendment Bill") to the MPRDA is being considered by the Parliamentary Portfolio Committee on Mineral Resources ("Portfolio Committee") which proposes, amongst other things, to amend the term HDSA to refer to South African citizens, a category of persons or a community, disadvantaged by unfair discrimination before the Constitution came into operation which should be representative of the demographics of the country.

This concept and process is known in South Africa as broad-based black economic empowerment or BEE. The mining industry was one of many industries identified by the South African government as requiring reform to bring about equitable benefit from South Africa’s mineral industry to all South Africans and to promote local and rural development and social upliftment of communities affected by mining.

The regulatory regime governing the South African mining industry has therefore fundamentally changed over the past decade. Legislation governing mining and BEE includes, among other laws, the MPRDA, Codes of Good Practice for the Minerals Industry (the “Codes”) and the Housing and Living Conditions Standards for the Minerals Industry, 2009 (the “Standards”) pursuant to the MPRDA, the Mining Charter, the Mining Charter Scorecard and the Mining Titles Registration Act No. 16 of 1967 (as amended). There are currently discussions regarding the Broad Based Black Economic Empowerment Amendment Bill, which may override the Mining Charter and become the primary legislation governing all BEE related matters, as it provides that if there is any conflict between the bill and any other law in force immediately prior to the date of commencement of the bill once enacted, the provisions of the bill will prevail if the conflict specifically relates to a matter dealt with in the bill. This bill has been approved by parliament and is currently awaiting assent by the President, but the DMR has yet to state its position in respect thereof. In addition, none of the Mining Charter, the Mining Charter Scorecard, the 2004 Mining Charter (as defined below) or the Codes are drafted as legislative documents. They are instruments of policy and as such are frequently ambiguous, loosely worded and difficult to interpret with precision.

The MPRDA seeks to facilitate participation by HDSAs in mining ventures. Complying with the HDSA regime is a prerequisite for being granted and maintaining prospecting and mining rights. Every application for a mining right under the MPRDA must demonstrate that the granting of such right will:

•

substantially and meaningfully expand opportunities for HDSAs, including women, to enter the mineral and petroleum industry in order to benefit from the exploitation of the nation’s mineral and petroleum resources; and

•	promote employment and advance the social and economic welfare of all South Africans.

The Mining Charter

The original mining charter was developed to give substance and guidance to the empowerment provisions under the MPRDA and came into effect on August 13, 2004 (“2004 Mining Charter”). The 2004 Mining Charter set out a number of targets which were to be achieved by mining companies by 2009 and 2014. Amongst other targets, mining companies had to achieve a 15% HDSA ownership by 2009 and a 26% HDSA ownership by 2014. Ownership relates to ownership of mining assets, whether through the holding of equity, partnership, joint venture or direct holding. On July 14, 2004, the (then) Department of Minerals and Energy released a clarification document (“Clarification Document”) to provide policy guidance on the interpretation and implementation of the MPRDA and the 2004 Mining Charter. This document was intended to clarify the BEE requirements for unused mining or prospecting licences and pending prospecting right applications. However, the Clarification Document concluded by stating that all other applications for rights not mentioned in the Clarification Document and in the custodianship of the state will be subject to a minimum of 26% BEE participation. Consequently, and as a matter of policy, the DMR required and continues to require a minimum 26% HDSA ownership for the grant of all new mining right applications.

Platinum Group Metals Ltd.
2013 Annual Information Form

Notwithstanding the uncertainties in BEE legislation applicable to mining companies with regard to the measurement of HDSA ownership, it is accepted practice (as confirmed in section 2.1.2 of the Codes) that the so-called flow-through and modified flow-through principles are applicable to the calculation of indirectly held HDSA interests (i.e. where there is partial HDSA ownership in a corporate structure above the level of the company holding the prospecting or mining right). In terms of the flow-through principle, the level of indirect ownership, proportionally reduced to reflect partial HDSA shareholding in intermediate companies, would be calculated to determine the proportional indirect HDSA shareholding in the company holding the right. Under the modified flow-through principle, a company with more than 50% HDSA ownership (defined as a HDSA Company in the 2004 Mining Charter) may, at any one level in a corporate structure, attribute 100% HDSA ownership to that company for the purposes of applying the flow-through principle.

On September 13, 2010, the current Mining Charter came into effect setting targets (some of which remain the same as those in the 2004 Mining Charter) to be achieved by mining companies by December 31, 2014, which targets include:

•

Ownership: this entails 26% meaningful economic participation by HDSAs and 26% full shareholder rights for HDSAs. The Mining Charter refers to BEE entities as opposed to HDSA companies but retains the 26% ownership target.

•	Housing and living conditions: occupancy rate of employee accommodations of one person per room and all conversion of employee hostels must be fully achieved.

•	Procurement and enterprise development:

•	a minimum procurement of 40% of capital goods, 70% of services and 50% of consumer goods from BEE entities; and
•	ensure that multinational suppliers of capital goods contribute at least 0.5% of their annual income generated from local mining companies towards a fund for the purposes of socio- economic development of local communities.

•	Employment equity: 40% HDSA participation at Board level, at executive committee level, in middle management, in junior management and 40% HDSA participation within core skills.

•	Human resource development: 5% human resource development expenditure focused on HDSAs as a percentage of total annual payroll.

•	Mine community development: implementation of approved community projects

•	Sustainable development and growth:

•	implementation of approved EMP measured annually against the approved plans;
•	implementation of action plans on health and safety measured annually against the approved plans; and

Platinum Group Metals Ltd.
2013 Annual Information Form

•	utilization of South African based research facilities for the analysis of all South African sourced mineral samples.

•

Beneficiation: contribute a percentage of additional production volume towards local beneficiation of mineral commodities in accordance with the beneficiation strategy introduced pursuant to the terms of section 26 of the MPRDA. No such strategy has yet been finalized.

•	Reporting: submission of annual reports to the DMR in respect of compliance with the Mining Charter.

The Amendment Bill seeks to amend the MPRDA by amending the definition of the MPRDA to include the Mining Charter, the Codes and the Standards. The effect of this amendment, if approved by the Portfolio Committee and the South African Parliament, will be to give the Minister of Mineral Resources ("Minister") the authority to suspend or cancel prospecting or mining rights in the event that the holder is in breach of the Mining Charter, the Codes or the Standards.

New Order Mining and Prospecting Rights Under the MPRDA

All of the Company’s prospecting and mining rights are so-called new order rights (i.e. rights granted under the MPRDA) as opposed to old order rights, being rights granted under pre-MPRDA legislation. Under the MPRDA, mining companies operating in South Africa were required to apply for conversion of old order rights into new order prospecting and mining rights issued by the South African state in terms of the MPRDA. New order rights in respect of mining are granted for a maximum period of 30 years, with renewals of up to 30 years at a time. Prospecting rights are valid for a period of five years, with one renewal of up to three years. Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions. The holder of a prospecting right granted under the MPRDA has the exclusive right to apply for and, subject to compliance with the requirements of the MPRDA, to be granted, a mining right in respect of the prospecting area in question.

The new order rights are transferable only with the approval of the Minister and are subject to various terms and conditions, including commencement of operations within specified periods, maintenance of continuing and active operations and compliance with work programs, social and labour plans, EMPs and empowerment requirements.

New order rights can be suspended or cancelled by the Minister if a holder has breached its obligations under the terms of the rights and has failed to remedy such breach after written notice of the breach from the Minister and after being given an opportunity to respond. In addition, mining rights could potentially be cancelled for non-compliance with the Mining Charter.

Resource Nationalism

The concept of resource nationalism encompasses a range of measures, such as expropriation or taxation, whereby governments increase their economic interest in natural resources, with or without compensation. The current South African government has publically stated that it does not intend to nationalise the mining industry. Similarly, in the “State Intervention in the Minerals Sector” report (“SIMS Report”) issued by the ruling party (i.e. the African National Congress (the “ANC”)) in February 2012, the ANC details the limitations and negative consequences which would flow from South Africa implementing a nationalisation policy in both the instance where the South African state compensates or does not compensate the owners of mining companies. The SIMS Report does, however, discuss in detail various alternatives to nationalisation, which the government may pursue in meeting its BEE developmental objectives.

The SIMS Report was debated by the ANC at its 53rd national conference in December 2012 and it was confirmed that wholesale nationalisation was rejected. It was resolved that state intervention in the economy would focus on beneficiation. Strategic minerals, which include platinum group metals, coal, shale and natural gasses and iron ore, will be identified and special public policy measures may be put in place. The state interventions include "state ownership" through the state mining company, and mineral resource rents through the imposition of new taxes.

Platinum Group Metals Ltd.
2013 Annual Information Form

Environment

South Africa has a comprehensive and constantly evolving environmental regulatory framework. The Constitution entrenches the right to an environment that is not harmful to human health or well-being and imposes a duty to protect that environment for the benefit of present and future generations through reasonable legislative and other measures. The Constitution and NEMA, as well as various other related laws, grant legal standing to a wide range of people and interest groups to bring legal proceedings to enforce their environmental rights, such that claims can be made against private and public entities as well as the South African government.

Environmental impacts of mineral resource operations (including prospecting and mining of mineral resources and exploration and production of petroleum) are regulated primarily by three pieces of legislation, the MPRDA, NEMA and the National Water Act No. 36 of 1998 (“NWA”).

South African environmental law is largely permit-based and requires businesses whose operations may have an impact on the environment to obtain licenses and authorizations from various governmental authorities for those operations. These typically contain conditions that may be reviewed periodically to make the environmental standards which the holder is required to meet more stringent. Environmental legislation also stipulates general compliance requirements and incorporates a “polluter pays” principle by imposing a duty on specified parties to take reasonable measures to assess and address pollution, even that which was authorized by law. A failure to take such measures may result in governmental authorities taking measures against, and recovering costs from, a wider range of parties than the one on whom the duty primarily rests. This latter group includes a successor in title to a person who caused the pollution. This aspect of the law is retrospective in its application.

NEMA provides for the appointment of “Environmental Management Inspectors” with wide-ranging powers that can undertake both announced and unannounced inspections and investigations. These have occurred at some of South Africa’s major industrial facilities. Criminal prosecutions have been initiated and enforcement notices issued following a number of these inspections. A focus of the inspections to date has been on those industries that impact heavily on air quality, including the platinum sector.

Under NEMA, it is a criminal offence for any person unlawfully and intentionally or negligently to commit any act or omission which causes or is likely to cause significant pollution or degradation of the environment or unlawfully and intentionally or negligently commit any act or omission which detrimentally affects or is likely to affect the environment in a significant manner. A fine of up to R1 million and/or a prison term of up to one year is applicable can be imposed for such an offence.

Under the NWA, water cannot be owned, but is held in trust for the people of South Africa under the State’s custodianship. An authorisation is required to undertake certain water uses specified in the NWA. This includes storage of water; abstraction of water, disposal of waste water into the environment, dewatering a mine; and impacting on watercourse. Generally, large scale water users, such as mines, are required to apply for water use licenses and may in certain cases need to register water uses. In certain instances an entity may continue with a water use that was conducted lawfully under the predecessor to the NWA, the Water Act 1956, without the requirement for a water use licence. Regulations published under the NWA regulate water use in relation to mining activities, providing for limitations on the location of mining infrastructure and requirements for separation of dirty and clean water systems. Use without authorisation may be considered unlawful. If deemed unlawful, the Department of Water Affairs may issue administrative directives to enforce the provisions of the NWA and criminal proceedings can also be instituted. Penalties for offences are on first conviction, a fine and/or imprisonment for up to five years, and for second and subsequent convictions, a fine and/or imprisonment for up to ten years. Significant progress has been made by the Department of Water Affairs in processing pending water use licenses, however, a backlog, which includes the Project 1 water use licence application, remains.

Platinum Group Metals Ltd.
2013 Annual Information Form

The National Environmental Management Air Quality Act No. 39 of 2004 (“AQA”) regulates air pollution in South Africa and prohibits the undertaking of activities listed under AQA, including certain mining related and processing activities, without an Atmospheric Emission Licence. Minimum emission standards have been set for each listed activity

The Waste Act regulates the storage, treatment and disposal of waste, among other things, including waste generated by the mining sector, although residue deposits and residue stockpiles that are regulated under the MPRDA are excluded from its ambit. The provisions of the Waste Act are also relevant generally to the Company’s operations.

The 2010 Environmental Impact Assessment ("EIA") Regulations promulgated under NEMA commenced on August 2, 2010, replacing EIA Regulations published in 2006. These regulate activities that are incidental to mining, such as the clearing of vegetation and the building of roads of specified dimensions and storage of dangerous goods over a certain capacity. They also provide for the regulation of mining and prospecting activities generally once the transition of environmental regulation of mining activities from the MPRDA to NEMA (described below) is completed. NEMA listed activities require environmental authorization before being undertaken and no person may commence such an activity unless the competent authority has granted an environmental authorization. Generally, it is a criminal offence to commence such an activity without environmental authorization. A person who has commenced such an activity without environmental authorization may apply for rectification of this state of affairs. On a plain reading of the wording of the rectification provisions, it appears that the applicant for such rectification is entitled to continue with the unlawful activity until such time as the Minister of Environmental Affairs or Member of the Executive Council directs otherwise.

On a strict interpretation of these amendments, approval of EMPs does not appear to be required during the First Transitional Period. The DMR does not however hold the same view and it is recommended that mining operations obtain these approvals. Upon the commencement of the Additional 18-Month Transitional Period on December 7, 2014, applicants for rights under the MPRDA will no longer have to submit EMPs to the DMR. Instead environmental authorisations will be required for prospecting and mining activities, in accordance with NEMA's provisions, with the Minister of Mineral Resources being the competent authority to issue the authorisations. From December 7, 2014 environmental authorisations will need to be obtained for mining and prospecting activities from the Minister of Mineral Affairs.

Prior to the MPRDA Amendment Act commencing, the MPRDA required a Right Holder to make financial provision for rehabilitation of environmental impacts caused by its mineral activities before their EMP was approved. The MPRDA Amendment Act has deleted the provisions requiring financial provision under the MPRDA, which has the effect that under the First 18-Month Transitional Period financial provision for rehabilitation liability for mineral activities is currently not required. It is however likely that the DMR will still in practice require financial provision. From December 7, 2014, financial provision will have to be made to the DMR, in accordance with NEMA, upon application for an environmental authorisation for prospecting or mining activities. Eighteen months later, financial provision will need to be made to the South African Department of Environmental Affairs (“DEA”), similarly upon application for an environmental authorisation for the mineral activities.

Under the MPRDA a Rights Holder remains liable for the environmental impacts caused by its mineral activities until the DMR issues a closure certificate. From 7 December 2014 these will still need to be obtained from the DMR but under the provisions of NEMA. After 7 June 2016, the DEA will be the competent authority to issue these certificates.

A mining or prospecting right can be cancelled under the MPRDA if there is non-compliance with environmental legislation. On criminal conviction for non-compliance with the environmental provisions of the MPRDA a fine of up to R100 000 can be imposed and/ or imprisonment for up to two years. The DMR is also entitled to issue a directive for the temporary or permanent shut down of a mining operation.

Platinum Group Metals Ltd.
2013 Annual Information Form

Directors and certain employees can also be held criminally liable in their personal capacity under NEMA for actionable environmental degradation. When the provisions of NEMA become applicable from December 7, 2014 much larger criminal sanctions may be imposed – such as a fine of up to R5 million and/ or imprisonment for a period not exceeding ten years if there is non-compliance with an environmental authorisation.

Mine Safety

Mine safety in South Africa is governed by the Mine Health and Safety Act No. 29 of 1996 (“MHSA”), which is enforced by the Inspectorate of Mine Health and Safety, a part of the DMR. The reporting provisions of the MHSA are aligned with the International Labour Organization’s Code of Practice on Recording and Notification of Occupational Accidents and Diseases. Under the MHSA, the Company is obligated, among other things, to ensure, as far as reasonably practicable, that the Company’s mines are designed, constructed and equipped to provide conditions for safe operation and a healthy working environment and the mines are commissioned, operated, maintained and decommissioned in such a way that employees can perform their work without endangering their health and safety or that of any other person. The Company is also obliged to ensure, as far as reasonably practicable, that persons who are not employees, but who may be directly affected by the Company’s mining activities are not exposed to any hazards relating to their health and safety. The MHSA also permits mine inspectors to issue safety compliance notices to mines under section 55 of the MHSA and, should the inspectors feel that the action is warranted, to temporarily close part or all of the operations under powers conferred by section 54 of the MHSA.

The removal of a section 54 notice can be a protracted process and the usual remedy available to a mine owner either involving making representations to the relevant regional Principal Inspector of Mines or appealing to the South African courts for injunctive relief.

The Mine Health and Safety Amendment Act, which came into effect on May 30, 2009, criminalizes violations of the MHSA, increases the maximum fines to R1 million per occurrence and creates the possibility that mining licenses could be revoked for continued safety violations.

Royalty Payments

The Mineral and Petroleum Resources Royalty Act, 2008 (“Royalty Act”) imposes a royalty on the first transfer of refined or unrefined minerals, payable to the state, calculated on the actual or deemed gross sales amount at the statutorily determined saleable condition (i.e. whether the mineral is in a refined or unrefined condition as determined in accordance with Schedule 1 and 2, respectively, of the Royalty Act).

The royalty rate in respect of refined minerals is calculated by dividing earnings before interest and taxes, or EBIT (as defined for purposes of the Royalty Act), by the product of 12.5 times gross revenue, calculated as a percentage, plus an additional 0.5% . EBIT refers to the taxable mining income of the holder of the right (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. There is also an arm’s length adjustment, where applicable. A maximum royalty rate of 5% of revenue applies to refined minerals.

The royalty rate in respect of unrefined minerals is calculated by dividing EBIT by the product of nine times gross revenue, calculated as a percentage, plus an additional 0.5% . A maximum royalty rate of 7% applies to unrefined minerals.

Mining Taxation Review

In the 2013 Budget Speech, the Minister of Finance announced that the mineral and petroleum royalty regime has broadened the South African tax base and allowed for increased revenue during periods of high commodity prices, while providing relief to marginal mines when commodity prices and profitability are low. The broader review of the South African tax system will consider whether this approach is sufficiently robust and assess what the most appropriate mining tax regime is to ensure that South Africa remains a competitive investment destination.

Platinum Group Metals Ltd.
2013 Annual Information Form

Exchange Control

South African law provides for Exchange Control which, among other things, regulates the flow of capital from the Common Monetary Area of South Africa, Lesotho and Swaziland (“CMA”). The Currency and Exchanges Act No. 9 of 1933 (“CE Act”) empowers the President of South Africa to make regulations in regard to any matter directly or indirectly relating to currency, banking or exchanges. The Minister of Finance is responsible for all matters regarding exchange control policy, and certain of these powers and functions have been delegated to the SARB, more specifically the Financial Surveillance Department.

The Exchange Control Regulations, which are administered by the Financial Surveillance Department are applied throughout the CMA and regulate transactions involving South African exchange control residents, including companies. The basic purpose of the Exchange Control Regulations is to mitigate the negative effects caused by a decline of foreign capital reserves in South Africa, which may result in the devaluation of the Rand against other currencies. It is the stated objective of the authorities to achieve equality of treatment between residents and non-residents for exchange control purposes as it relates to inflows and outflows of capital. While the South African government has relaxed Exchange Controls in recent years, the Company expects current exchange controls to remain in place for the foreseeable future.

The Company is subject to various forms of such controls. The Company is generally not permitted to export capital from South Africa, hold foreign currency, incur indebtedness denominated in foreign currencies or acquire an interest in a foreign venture without the approval of the relevant South African exchange control authorities.

However, there are no exchange control restrictions between the members of the CMA as they form a single exchange control territory. Lesotho, Namibia and Swaziland have their own exchange control authorities as well as their own acts or regulations and rulings but in terms of the Common Monetary Area Agreement, their application must be at least as strict as that of South Africa. Accordingly the Company will not require the approval of the Financial Surveillance Department for investments and transfers of funds from South Africa to other CMA countries.

Carbon Tax/Climate Change Policies

In May 2013, the South African Government released the Carbon Tax Policy Paper which serves as an update to the Carbon Tax Discussion Paper on the introduction of a carbon-pricing mechanism in South Africa with the aim of reducing the emission of greenhouse gases. Currently, the Carbon Tax Policy Paper proposes that the carbon tax be implemented in accordance with a phased approach. The first phase will be for five years, effective from 1 January 2015 to 31 December 2019. During the first phase, it is proposed that carbon tax be introduced at R120 per ton of carbon dioxide equivalent, increasing at 10% per annum. Further, 60% of emissions would initially be tax exempt. When the tax free thresholds are taken into account, the effective tax rate will range between R12 and R48 per ton of carbon dioxide equivalent.

The second phase to for the implementation of the carbon tax will be for another 5 years from 2020 to 2025.

To date, the South African Government has not issued any further updates on the status of the Carbon Tax Policy Paper.

Platinum Group Metals Ltd.
2013 Annual Information Form

South African Companies Act

The Company’s South African subsidiaries are subject to the South African Companies Act (the “Companies Act”) which came into force on May 1, 2011. The aim of the Companies Act is to modernize company law in South Africa so that it is comparable with leading jurisdictions around the world.

The Companies Act has introduced numerous new legal concepts into South African company law, and there are therefore some areas of uncertainty in the application and implementation of the Companies Act in these early stages of its existence. Various compliance obligations have been brought about for companies and their boards, including a requirement to ensure that a company’s constitutional documents are aligned with the Companies Act, and that any shareholders’ agreements that are in place are aligned with the company’s memorandum of incorporation and the Companies Act. There was essentially a two-year “grace period” for such alignment process to take place, in that, subject to certain exceptions, for two years after the commencement date of the Companies Act (May 1, 2011), a pre-existing company’s shareholders’ agreement and/or constitutional documents would have prevailed in the case of any inconsistency with the Companies Act. The position currently, after the lapse of the grace period, is that a company's memorandum of incorporation prevails over the shareholders agreement and the Companies Act in turn prevails over both. Although not peremptory, the Company’s process to register new memoranda of incorporation for the Company’s South African subsidiaries is well advanced.

The Companies Act also requires that certain categories of companies have in place certain committees, namely audit committees (for all public and state owned companies) and social and ethics committees (for all listed public companies and state owned companies as well as other companies that reach a certain “public interest score” in terms of the Companies Regulations, 2011). The “public interest score” takes into account the number of shareholders and employees of the company, as well as the amount of the company’s debt and annual turnover.

Failure to comply with the Companies Act can lead to compliance notices being issued by the Companies and Intellectual Property Commission ("CIPC"), administrative fines and civil liability for damages caused by non-compliance. The Company’s South African subsidiaries may also be liable under the Companies Act to “any” other person for any loss or damage suffered by that person as a result of the Company’s subsidiary’s non-compliance with the Companies Act.

The Companies Act extends shareholders’ rights and recourse against companies and directors. Also, directors, prescribed officers and committee members will now face more extensive and stricter grounds for personal liability for their actions in carrying out their functions within the company than was the case under the previous regime. The Companies Act introduces class action suits against companies, directors and company officers by persons whose rights are affected by the company. Companies will thus face a greater risk of litigation and the costs thereof. Minority shareholders’ rights in the context of mergers and other fundamental transactions have also been increased substantially, such as the introduction of appraisal rights and the ability to set aside and review special resolutions approving such transactions. This could result in the hindrance of such transactions.

The Companies Act has also introduced fairly extensive regulation of financial assistance given amongst related and inter related companies, in that there must be shareholder approval, compliance with solvency and liquidity, and fairness and reasonableness in relation to such financial assistance. This for instance affects intra group loan and security arrangements, as well transactions with third parties where guarantees or other security within a group of companies is given. This affects financial assistance given by South African companies, and would accordingly affect financial assistance given by South African companies to non-South African related entities.

The Companies Act prohibits companies from creating any further par value shares. If a company wishes to increase its share capital, it will have to convert all of its pre-existing par value shares into shares of no par value. The revenue authorities have issued a ruling with respect to the tax treatment of such conversions to the effect that such conversions shall not be viewed as “disposals”. This may become relevant in respect of the Company’s South African subsidiaries should their share capital be required to be increased at any stage for whatever reason.

Platinum Group Metals Ltd.
2013 Annual Information Form

An important innovation of the Companies Act is that of business rescue, which is modelled to some extent on the United States “Chapter 11” bankruptcy procedures. Business rescue is a largely non-judicial, commercial process that aims to rescue a financially distressed company and maximize the likelihood of the company’s continued existence on a solvent basis.

Companies in South Africa can be deregistered if they fail to timeously lodge their annual returns. This means that the company ceases to exist as a separate juristic person, and that all of its rights and assets devolve to the state by operation of law. A company's registration can be reinstated by application either to the CIPC or the high court. Currently, under the Companies Act there is uncertainty in the case-law around the exact legal consequences of such reinstatement and whether the rights and assets automatically re-vest, with retrospective effect, in the company. The Company ensures that at all times the requisite filings and returns of its South African subsidiaries with CIPC are up-to-date and thereby ensures that such subsidiaries are not deregistered.

Land Use

While national and provincial laws and policies exist and may be developed for land use planning (including the Spatial Planning and Land Use Management Act, 2013 which has been assented to but is not yet in force), municipalities are constitutionally empowered to regulate the effective administration of land use planning within their respective jurisdictions. Land use regulation is primarily implemented through zoning schemes which determine and administer land use rights and the restrictions on such rights. The zoning schemes reflect all permissible land use rights on properties within the municipality’s area of jurisdiction. Deviations from the zoning scheme are only permissible upon application for the necessary departure, land use consent or re-zoning application as regulated by the applicable scheme.

While previously it was in dispute whether municipal planning had the power to regulate mining activities, recent (April 2012) constitutional court judgments in the cases of Maccsand (Proprietary) Limited v City of Cape Town and Others and Minister for Mineral Resources v Swartland Municipality and others, confirmed that town planning approvals and consents are required for mining activities. Recently, a High Court decision has indicated that such consents will likewise be required for prospecting activities. The effect of these judgments is that all mining and prospecting operations need to be conducted on land which is appropriately zoned for mining or prospecting. Mining companies run the risk of being interdicted from continuing with their operations pending a re-zoning if the land on which they are operating is not appropriately zoned. The practical implications of complying with these judgments are numerous. These include that there may be different land uses on one property, particularly where only prospecting is taking place. These implications will need to be considered further by the Company’s operations. This is further complicated by the fact that there are several provincial land use planning laws for different provinces. Another aspect which requires consideration is who should apply for such re-zoning. Although land owners would typically be the applicant, the Company’s operations are not always conducted on land which the Company owns. Accordingly, the Company has been required to request amendments to zoning schemes in municipalities in which the Company intends to prospect or mine and has obtained rezoning permission in regard to Project 1.

Beneficiation

The beneficiation of mineral resources in South Africa is regulated by three main pieces of legislation, namely the MPRDA, through section 26 thereof, the Precious Metals Act no. 37 of 2005 and the Diamonds Act no. 58 of 1986 (as amended).

In addition to the legislative framework aimed at promoting local beneficiation of minerals, the South African Department of Mineral Resources has developed and adopted a beneficiation strategy which identifies value chains for the purpose of beneficiation of certain minerals in South Africa (which is also in line with the developmental goals set-out in the National Development Plan adopted by the South African government). The Mining Charter (as discussed above) also includes an incentive for mining companies to offset the value of the level of beneficiation achieved by the company against a portion of its HDSA ownership requirement, not exceeding 11%, in an effort to promote local beneficiation.

Platinum Group Metals Ltd.
2013 Annual Information Form

The legislation at the centre of the initiation or promotion of beneficiation of mineral resources is the MPRDA. Section 26 of the MPRDA does not impose any obligation on the Minister to initiate or promote beneficiation of mineral resources in South Africa. The Minister may prescribe levels of beneficiation of a particular mineral should she establish, on advice from the Minerals and Mining board and consulting with the Minister of Trade and Industry, that a particular mineral can be beneficiated economically in South Africa. Further, a person who intends to beneficiate any minerals mined in South Africa, outside of the country may only do so with the written consent of and in consultation with the Minister.

The Amendment Bill recently proposed amendments to section 26 of the MPRDA, which if proclaimed into law in their currently proposed format, will enable the Minister to initiate the local beneficiation of both mineral and petroleum resources in South Africa, including the designation of particular minerals or forms of petroleum for local beneficiation. The concerns with the proposed amendments are principally that it would appear that the Minister is not obliged to consider the economic viability of local beneficiation when prescribing the percentage of a designated raw mineral required for local beneficiation and that a person may not export a mineral which the Minister has declared as a designated mineral without her written consent and on the conditions prescribed by regulation. These proposals are still being considered by the Portfolio Committee.

Labour Relations Act

Employee and industrial relations at an individual and collective level are governed by the Labour Relations Act No. 66 of 1995, as amended (the “LRA”).

The LRA does not provide for a statutory duty to bargain collectively or otherwise, which is a purely voluntary decision. The LRA endorses a co-operative approach whereby two or more trade unions can aggregate their membership for the purposes of achieving majority status in a collective bargaining unit or forum.

The LRA provides that every employee has the right to freedom of association and, in particular, to form and join a trade union and to participate in a trade union and its lawful activities. The LRA affords employees protection against discrimination or victimisation for exercising these rights and provides procedures which must be followed with regard to dismissals, retrenchments and down-scaling of a workforce.

RISK FACTORS

The Company’s securities should be considered a highly speculative investment due to the nature of the Company’s business and present stage of exploration and development of its mineral properties. Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity or quality to return a profit from production. Investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company. Without limiting the foregoing, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations.

Platinum Group Metals Ltd.
2013 Annual Information Form

Risks Relating to our Company

The inability of the Company to find a suitable joint venture partner for Project 1 and Project 3 may have a material adverse effect on the Company’s business and results of operations.

Under the terms of the Maseve Shareholders Agreement, the board of directors of Maseve may make cash calls on PTM RSA and Africa Wide to meet project expenditures, which are determined annually and adjusted each quarter based on a review of Maseve’s financial performance and progress. Such cash calls are to be made in proportion to the joint venture partners’ shareholdings in Maseve. In October 2013, Africa Wide declined to fund its share of a cash call by the board of directors of Maseve. As a result, and determined in accordance with the dilution provisions of the Maseve Shareholders Agreement, the Company estimates that Africa Wide will dilute from 26% to approximately a 21.02% interest in Maseve and therefore Project 1 and Project 3. In order to maintain the Mining Right in good standing, Maseve must have 26% BEE ownership by December 31, 2014, and the Company must therefore find a bona fide BEE company to acquire Africa Wide’s diluted points of interest in Maseve. There is no guarantee that the Company will be able find such a partner on commercially reasonable terms, if at all, or that such partner would be acceptable to the New Lenders of the New Project Loan Facility. The Company is considering selling the diluted percentage interest points in Maseve to Mnombo. Should that occur, the Company would be responsible for approximately 49.9% of cash calls due to Maseve owing to the Company’s stake in Mnombo. If the Company is unsuccessful in finding a suitable partner and reaching an agreement on the terms of the new partner’s investment in Maseve, the Mining Right could be suspended or cancelled by the DMR. Under the terms of the Maseve Shareholders Agreement, if Maseve is instructed by the DMR to increase its BEE ownership, any agreed costs or dilution of interests shall be borne equally by the Company and Africa Wide, notwithstanding that Africa Wide holds only 22.45% of the equity in Maseve, subject to the shareholder and board-approved issuance of shares in Maseve to the Company to account for the dilution of Africa Wide and to the upcoming arbitration.

The failure of the Company or its joint venture partners to fund their respective pro-rata share of funds under the respective joint ventures may have a material adverse effect on the Company’s business and results of operations

The Company, through its subsidiaries, participates in joint ventures with various partners. In particular, PTM RSA is a party to the Maseve Shareholders Agreement related to the exploration and development of Project 1 and Project 3. On October 18, 2013, Africa Wide, the Company’s 26% BEE partner in Maseve, advised the Company that it would not be funding its approximately US$21.8 million share of a six month budget and cash call unanimously approved by the board of directors of Maseve. As a result of this decision, it has been necessary to renegotiate and restructure the Original Proposed Loan Facility for Project 1 and delay certain expenditures on Project 1. The Company will also be required to find a new BEE partner to ensure that the ownership of Maseve complies with the BEE requirements of South African law. Africa Wide’s decision may result in significant adverse effects on the Company and Maseve, including delays in the development and financing plan, increases in expenses, less advantageous financing terms and, potentially, the failure of planned financing and the halting of development on Project 1. Any failure by PTM RSA, Africa Wide or a future joint venture partner under the Maseve Shareholders Agreement to contribute its pro-rata share of a cash call, would result in dilution of that partner’s interest in proportion to the shortfall, and could have a material adverse effect on the Company as discussed above.

PTM RSA, the Company (as guarantor of PTM RSA), Mnombo and JOGMEC are parties to the JOGMEC Agreement, which governs the joint venture in respect of the Waterberg JV Project. Under the JOGMEC Agreement, PTM RSA, Mnombo and JOGMEC may elect to fund programs that have been approved by a management committee composed of a representative of each of the three joint venture partners, provided that voting power for each representative is proportional to the respective joint venture partner’s interest. In the event that PTM RSA, Mnombo or JOGMEC fails to contribute its respective pro- rata share of program costs after electing to fund a program, or twice elects not to fund a program, then its respective participating interest in the joint venture will be diluted in proportion to the shortfall. If the interest of one or more of the partners is reduced to less than 10%, or if one or more of the partners elects not to fund a program to achieve commercial production, then the diluted partner’s or partners’ interest will be deemed transferred to the remaining partner(s) and such diluted partner(s) will be entitled to a 1.0% NSR royalty in the aggregate. Thus, if only one partner is diluted below 10%, it will receive the entire 1.0% NSR royalty, but if two or more partners are each diluted below 10%, then they will share the 1.0% NSR royalty.

Platinum Group Metals Ltd.
2013 Annual Information Form

In addition, because the development of the Company’s joint venture projects depends on the ability to finance further operations, any inability of the Company or one or more of its joint venture partners to fund its respective pro-rata cash calls in the future could require the other partners, including the Company, to increase their funding of the project, which they may be unwilling or unable to do, on a timely and commercially reasonable basis, or at all. The occurrence of the foregoing, the failure of any partner, including the Company, to increase their funding as required to cover any shortfall, as well as any dilution of the Company’s interests in its joint venture(s) as a result of its own failure to satisfy a cash call, may have a material adverse effect on the Company’s business and results of operations.

The Company’s current cash will not be sufficient to fund its business as currently planned for the next 12 months, and the Company therefore requires additional financing, which may not be available on acceptable terms, if at all.

The Company currently does not have adequate funds to satisfy all of its planned financial requirements for the next 12 months relating to the exploration, development and operation of its projects. The Company therefore requires additional financing from external sources, such as debt financing, equity financing or joint ventures, in order to meet such requirements and carry out the future development of its projects and external growth opportunities. The success and the pricing of any such capital raising and/or debt financing will be dependent upon the prevailing market conditions at that time. The Company will be required to obtain approval from the New Lenders before making a public offer of its shares. There can be no assurance that such financing will be available to the Company or, if it is available, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, this may have a depressive effect on the price of the Common Shares and the interests of shareholders in the net assets of the Company may be diluted.

The Company is seeking to secure the New Project Loan Facility for Maseve. At the present time, no binding commitments have been signed by the New Lenders with respect to the New Project Loan Facility. The New Lenders are under no obligation to provide the New Project Loan Facility on the terms described in this AIF, or at all. The completion of the New Project Loan Facility on the terms described in this AIF is subject to a number of risks, including, without limitation, risks relating to the ability of the Company to find a suitable BEE partner, regulatory requirements, litigation, changes in general market conditions, the condition of the Company or its properties, and economic, social or political conditions in South Africa. No assurances can be given that such facility will be consummated on the timeline or on the terms described herein, or at all. In addition, funding under the New Project Loan Facility, if consummated, is expected to be subject to certain conditions, including, without limitation, that the Company restructure certain of its holdings, secure additional equity funding, acquire and maintain all requisite permits and licenses and establish an agreed metals hedging program. The Company may be unable to satisfy such conditions on favourable terms, or at all. In particular, if the New Project Loan Facility is consummated, any inability of the Company, Africa Wide or any joint venture partner to fund its required equity contributions thereunder will prevent funding and utilization of such facility and may result in a default thereunder, or in the case of Africa Wide being unable to fund, the Company may be required to fund the shortfall to avoid a default under such facility.

The completion and utilization of the New Project Loan Facility, combined with the Company’s cash on hand, will not fully fund the Company’s business plan, including the construction of Project 1. The Company will be required to source additional financing by way of private or public offerings of equity, debt or sale of project or property interests in order to complete the construction of Project 1 and have sufficient working capital for continued exploration on the Waterberg Projects, as well as for general working capital purposes.

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2013 Annual Information Form

Any failure by the Company to obtain required financing on acceptable terms could cause the Company to delay development of its material projects or could result in the Company being forced to sell some of its assets on an untimely or unfavourable basis. Any such delay or sale could have a material adverse effect on the Company’s financial condition, results of operations and liquidity.

The Company has a history of losses, and it anticipates continuing to incur losses for the foreseeable future.

Apart from income for the year ended August 31, 2010 of $26.66 million, the Company has a history of losses. None of the Company’s properties are currently in production, and there is no certainty that the Company will succeed in placing any of its properties into production in the near future, if at all.

The Company anticipates continued losses for the foreseeable future until it can successfully place one or more of its properties into commercial production on a profitable basis. It could be years before the Company receives any revenues from any production of metals, if ever. If the Company is unable to generate significant revenues with respect to its properties, the Company will not be able to earn profits or continue operations.

The Company may not be able to continue as a going concern.

The Company has limited financial resources and no operating revenues. The Company’s ability to continue as a going concern is dependent upon, among other things, the Company establishing commercial quantities of mineral reserves on its properties and obtaining the necessary financing to develop and profitably produce such minerals or, alternatively, disposing of its interests on a profitable basis. Any unexpected costs, problems or delays could severely impact the Company’s ability to continue exploration and development activities. Should the Company be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company’s estimates. The amounts attributed to the Company’s exploration properties in its financial statements represent acquisition and exploration costs and should not be taken to represent realizable value.

Most of the Company’s properties contain no known mineral reserves.

Other than with respect to the Project 1 platinum mine, all of the Company’s properties are in the exploration stage, meaning that the Company has not determined whether such properties contain mineral reserves that are economically recoverable. The Company may never discover metals in commercially exploitable quantities at these properties. Failure to discover economically recoverable reserves on a mineral property will require the Company to write-off the costs capitalized for that property in its financial statements.

Substantial additional work will be required in order to determine if any economic deposits exist on the Company’s properties outside of the Project 1 platinum mine. Substantial expenditures are required to establish mineral reserves through drilling and metallurgical and other testing techniques. No assurance can be given that any level of recovery of any mineral reserves will be realized or that any identified mineral deposit will ever qualify as a commercial mineable ore body that can be legally and economically exploited.

The Company’s properties, including the Project 1 platinum mine, may not be brought into a state of commercial production.

Development of mineral properties involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The commercial viability of a mineral deposit is dependent upon a number of factors which are beyond the Company’s control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection. Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. The development of the Company’s properties, including the Project 1 platinum mine, will require obtaining land use consents, permits and the construction and operation of mines, processing plants and related infrastructure. As a result, the Company is subject to all of the risks associated with establishing new mining operations, including:

Platinum Group Metals Ltd.
2013 Annual Information Form

  the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure;

  the availability and cost of skilled labour and mining equipment;

  the availability and cost of appropriate smelting and/or refining arrangements;

  the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits;

  the availability of funds to finance construction and development activities;

  potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and

  potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies and foreign exchange rates.

The costs, timing and complexities of mine construction and development are increased by the remote location of the Company’s mining properties (other than Project 1 and Project 3 which are not remotely located and has both power and water supply lines crossing the property), with additional challenges related thereto, including water and power supply and other support infrastructure. For example, water resources are scarce at the Company’s Waterberg Projects. If the Company should decide to mine at the Waterberg Projects, it will have to establish sources of water and develop the infrastructure required to transport water to the project area. Similarly, the Company will need to secure a suitable location by purchase or long-term lease of surface or access rights at the Waterberg Projects to establish the surface rights necessary to mine and process.

It is common in new mining operations to experience unexpected costs, problems and delays during development, construction and mine ramp-up. Accordingly, there are no assurances that the Company’s properties, including the Project 1 platinum mine, will be brought into a state of commercial production.

Estimates of mineral reserves and mineral resources are based on interpretation and assumptions and are inherently imprecise.

The mineral resource and mineral reserve estimates contained in this AIF have been determined and valued based on assumed future prices, cut-off grades and operating costs. However, until mineral deposits are actually mined and processed, mineral reserves and mineral resources must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Estimates can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. Extended declines in market prices for platinum, palladium, rhodium and gold may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Amendments to the mine plans and production profiles may be required as the amount of resources changes or upon receipt of further information during the implementation phase of the project. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition. The effect of any reductions in estimates at the Project 1 platinum mine may be exacerbated given the relatively small size of the deposit and short mine life of the project.

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2013 Annual Information Form

Actual capital costs, operating costs, production and economic returns may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

The capital costs to take the Company’s projects into production may be significantly higher than anticipated. None of the Company’s mineral properties has an operating history upon which the Company can base estimates of future operating costs. Decisions about the development of the Company’s mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:

  anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

  anticipated recovery rates of metals from the ore;

  cash operating costs of comparable facilities and equipment; and

  anticipated climatic conditions.

Capital costs, operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for the Company, may differ significantly from those anticipated by the Company’s current studies and estimates, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. For example, operating costs per tonne at the Project 1 platinum mine are estimated to have increased by approximately 24% since the 2009 UFS, principally as a result of increased prices for labour, power and consumables, such as drill steel, roof bolts, explosives and fuel. In addition, construction costs at the Project 1 platinum mine are estimated to have increased by approximately 14% since the 2009 UFS, primarily as a result of increased labour, construction and capital equipment costs. As a result of higher capital and operating costs, production and economic returns may differ significant from those the Company has anticipated.

The Company is subject to the risk of fluctuations in the relative values of the Canadian Dollar as compared to the South African Rand and the United States Dollar.

The Company may be adversely affected by foreign currency fluctuations. The Company is primarily funded through equity investments into the Company denominated in Canadian Dollars. In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in South African Rand. The Company also has assets, cash and certain liabilities denominated in South African Rand. Several of the Company’s options to acquire properties or surface rights in South Africa may result in payments by the Company denominated in South African Rand or in U.S. Dollars. Exploration, development and administrative costs to be funded by the Company in South Africa will also be denominated in South African Rand. Fluctuations in the exchange rates between the Canadian Dollar and the South African Rand or U.S. Dollar may have a material adverse effect on the Company’s financial results. During the year ended August 31, 2013, the Company recorded a foreign currency translation adjustment of approximately $28.2 million as a loss in other comprehensive income, which was primarily the result of translating the Company’s Rand denominated assets and liabilities in South Africa, at weaker exchange rates to the Rand from Canadian Dollars at fiscal year-end on August 31, 2013.

In addition, South Africa has in the past experienced double digit rates of inflation. If South Africa experiences substantial inflation in the future, the Company’s costs in South African Rand terms will increase significantly, subject to movements in applicable exchange rates. Inflationary pressures may also curtail the Company’s ability to access global financial markets in the longer-term and its ability to fund planned capital expenditures, and could materially adversely affect the Company’s business, financial condition and results of operations. The South African government’s response to inflation or other significant macro-economic pressures may include the introduction of policies or other measures that could increase the Company’s costs, reduce operating margins and materially adversely affect its business, financial condition and results of operations.

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2013 Annual Information Form

Metal prices are subject to change, and a substantial or extended decline in such prices could materially and adversely affect the value of the Company’s mineral properties and potential future results of operations and cash flows.

Metal prices have historically been subject to significant price fluctuations. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including:

  domestic and international economic and political trends;

  expectations of inflation;

  currency exchange fluctuations;

  interest rates;

  global or regional consumption patterns;

  speculative activities; and

  increases or decreases in production due to improved mining and production methods.

Significant or continued reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the amount of the Company’s mineral reserves, the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and develop projects and, if the Company’s projects enter the production phase, the amount of the Company’s revenues or profit or loss.

Judgments based upon the civil liability provisions of the United States federal securities laws may be difficult to enforce.

The ability of investors to enforce judgments of United States courts based upon the civil liability provisions of the United States federal securities laws against the Company, its directors and officers, and the experts named herein may be limited due to the fact that the Company is incorporated outside of the United States, a majority of such directors, officers, and experts reside outside of the United States and their assets may be located outside the United States. There is uncertainty as to whether foreign courts would: (a) enforce judgments of United States courts obtained against the Company, its directors and officers or the experts named herein predicated upon the civil liability provisions of the United States federal securities laws; or (b) entertain original actions brought in Canadian courts against the Company or such persons predicated upon the federal securities laws of the United States, as such laws may conflict with Canadian laws.

The Company will be required to provide a guarantee under the New Project Loan Facility, if consummated and secured.

The Company is currently negotiating and seeking to secure the New Project Loan Facility on behalf of Maseve. The Company expects that such facility, if consummated and if secured, will obligate the Company to provide a guarantee of the obligations of Maseve thereunder and indirectly pledge its interest in the capital of Maseve and its interests in the Waterberg Projects. Maseve holds the Mining Right to the Project 1 platinum mine. It is expected that the terms of the New Project Loan Facility agreements, if consummated and if secured, will have various covenants, including financial tests that must be satisfied during the term of the New Project Loan Facility. There can be no assurance that such tests will be satisfied. Any default under the New Project Loan Facility, including any covenants thereunder, could result in the loss of the Company’s entire interest in Maseve and the Project 1 platinum mine and its interests in the Waterberg Projects.

Platinum Group Metals Ltd.
2013 Annual Information Form

There may be a delay in the start-up of the Project 1 platinum mine, which could result in a default under the New Project Loan Facility, if consummated and secured.

The anticipated timelines for the completion of Phase 2 of the development of the Project 1 platinum mine and the commencement and ramp-up of production may prove to be inaccurate. Timelines are based on management’s current expectations and may be affected by a number of factors, including consultants’ analyses and recommendations, the rate at which expenditures are incurred, delays in construction schedules, further postponement of electrical distribution infrastructure by ESKOM, availability of major equipment and personnel and the Company’s ability to obtain requisite funding, permits and licenses and the Company’s ability to execute necessary agreements, some of which factors are beyond the Company’s control, and which could cause management’s timelines not to be realized. It is common for mining projects to experience unexpected costs, problems and delays. The targeted start date for first concentrate production at Project 1 has been postponed by approximately six months to mid-2015 and any further delay in the start-up of the Project 1 platinum mine could have a material adverse effect on the Company’s financial condition and prospects. A delay may also result in a default under the New Project Loan Facility, if consummated and secured, which may accelerate amounts due thereunder and permit the Lenders to realize on any applicable security thereunder. This could result in a complete loss of the Company’s investment in Maseve and the Waterberg Projects. There is no assurance that insurance for any delay in start-up at the Project 1 platinum mine will be available to the Company on economic terms or in such amounts as would be adequate to cover all losses.

If the Company is unable to retain key members of management, the Company’s business might be harmed.

The Company’s development to date has depended, and in the future will continue to depend, on the efforts of its senior management including: R. Michael Jones, President and Chief Executive Officer and a director of the Company; Frank R. Hallam, Chief Financial Officer and Corporate Secretary and a director of the Company; and Peter Busse, Chief Operating Officer of the Company. The Company currently does not, and does not intend to, have key person insurance for these individuals. Departures by members of senior management could have a negative impact on the Company’s business, as the Company may not be able to find suitable personnel to replace departing management on a timely basis or at all. The loss of any member of the senior management team could impair the Company’s ability to execute its business plan and could therefore have a material adverse effect on the Company’s business, results of operations and financial condition.

If the Company is unable to procure the services of skilled and experienced personnel, the Company’s business might be harmed.

There is currently a shortage of skilled and experienced personnel in the mining industry in South Africa. The competition for skilled and experienced employees is exacerbated by the fact that mining companies operating in South Africa are legally obliged to recruit and retain historically disadvantaged South Africans and women with the relevant skills and experience at levels that meet the transformation objectives set out in the MPRDA and the Mining Charter. Skilled and experienced personnel are especially important at the Project 1 platinum mine since the deposit does not lend itself to mechanized methods. If the Company is unable to attract and retain sufficiently trained, skilled or experienced personnel, its business may suffer and it may experience significantly higher staff or contractor costs, which could have a material adverse effect on its business, results of operations and financial condition.

Conflicts of interest may arise among the Company’s officers and directors as a result of their involvement with other mineral resource companies.

Certain of the Company’s officers and directors are, and others may become, associated with other natural resource companies that acquire interests in mineral properties. R. Michael Jones, President and Chief Executive Officer and a director of the Company, is also the President and Chief Executive Officer and a director of WKM, a public company with mineral exploration properties in Ontario and Nevada, and a director of NE, a public company with oil properties in Alberta, Kentucky and Wyoming. Frank Hallam, Chief Financial Officer and Corporate Secretary and a director of the Company, is also a director, Chief Financial Officer and Corporate Secretary of WKM and a director of MAG Silver Corp. (“MAG Silver”), a public company with mineral exploration properties in Mexico, Lake Shore Gold Corp., a public company with producing and exploration properties in Ontario, and NE. Eric Carlson, a director of the Company, is also a director of MAG Silver and NE. Barry Smee, a director of the Company, is also a director of Almaden Minerals Ltd., a company with projects in Mexico, the United States and Canada.

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2013 Annual Information Form

Such associations may give rise to conflicts of interest from time to time. As a result of these potential conflicts of interests, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company’s financial position. The Company’s directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a subject involving a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.

Any disputes or disagreements with the Company’s joint venture partners could materially and adversely affect the Company’s business.

The Company participates in joint ventures and may enter into other similar arrangements in the future. PTM RSA is a party to the Maseve Shareholders Agreement related to the exploration and development of Project 1 and Project 3. Although the Company’s level of control over Maseve will increase as a result of the increase of its percentage interest above 75%, the Company will not control all matters relating to Maseve’s business. The Company is entering into arbitration proceedings against Africa Wide to determine the extent of Africa Wide's dilution of shareholding in Maseve following its failure to meet the October 18, 2013 cash call described above. Further, the Company anticipates being required to sell certain of its interests in Maseve to a HDSA company, which will reduce the Company’s level of control. In addition, PTM RSA is also a party to a letter agreement with JOGMEC and Mnombo related to the exploration and development of the Waterberg JV Project property, whereby the interests of the Company, JOGMEC and Mnombo are 37%, 37% and 26%, respectively. JOGMEC has advised the Company that it intends to transfer its interest in the Waterberg JV Project pursuant to an auction process. PTM RSA is also a 49.9% shareholder of Mnombo and the relationship among the shareholders of Mnombo is governed by a formal shareholders’ agreement. Any change in the identity, management or strategic direction of one or more of the Company’s joint venture partners, including any disagreement among the Mnombo shareholders, could materially adversely affect the Company’s business and results of operations. Additionally, if a dispute arises between the Company and a joint venture partner or the other Mnombo shareholders that cannot be resolved amicably, the Company may be unable to move its projects forward and may be involved in lengthy and costly proceedings to resolve the dispute, which could materially and adversely affect the Company’s business and results of operations.

There may be adverse Canadian tax consequences for a foreign controlled Canadian company that acquires Common Shares of the Company

Certain adverse tax considerations may be applicable to a shareholder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident corporation for the purposes of the proposed “foreign affiliate dumping” rules in the Income Tax Act (Canada). Such shareholders should consult their tax advisors with respect to the consequences of acquiring Common Shares.

The Company is likely a “passive foreign investment company”, which may have adverse U.S. federal income tax consequences for U.S. shareholders.

U.S. investors in the Common Shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended August 31, 2013, and based on current business plans and financial expectations, the Company expects that it will be a PFIC for the current tax year and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the Common Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their Common Shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. Each U.S. shareholder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Platinum Group Metals Ltd.
2013 Annual Information Form

Risks Related to the Mining Industry

Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business.

Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, explosions, inclement weather, cave-ins, flooding and mechanical equipment failure are inherent risks in the Company’s mining operations. These and other hazards may cause injuries or death to employees, contractors or other persons at the Company’s mineral properties, severe damage to and destruction of the Company’s property, plant and equipment and mineral properties, and contamination of, or damage to, the environment, and may result in the suspension of the Company’s exploration and development activities and any future production activities. Safety measures implemented by the Company may not be successful in preventing or mitigating future accidents and the Company may not be able to obtain insurance to cover these risk at economically feasible premiums or at all. Insurance against certain environmental risks is not generally available to the Company or to other companies within the mining industry.

In addition, from time to time the Company may be subject to governmental investigations and claims and litigation filed on behalf of persons who are harmed while at its properties or otherwise in connection with the Company’s operations. To the extent that the Company is subject to personal injury or other claims or lawsuits in the future, it may not be possible to predict the ultimate outcome of these claims and lawsuits due to the nature of personal injury litigation. Similarly, if the Company is subject to governmental investigations or proceedings, the Company may incur significant penalties and fines, and enforcement actions against it could result in the closing of certain of the Company’s mining operations. During the period from February to March 2013 advance was halted or delayed for approximately a month due to a Notice under Section 54 of the Mine Health and Safety Act (1996). If claims and lawsuits or governmental investigations or proceedings are finally resolved against the Company, the Company’s financial performance, financial position and results of operations could be materially adversely affected. See “Project 1 – Safety” above.

The Company’s prospecting and mining rights are subject to title risks.

The Company’s prospecting and mining rights may be subject to prior unregistered agreements, transfers, claims and title may be affected by undetected defects. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties. This could result in the Company not being compensated for its prior expenditures relating to the property. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. These or other defects could adversely affect the Company’s title to its properties or delay or increase the cost of the development of such prospecting rights.

Platinum Group Metals Ltd.
2013 Annual Information Form

The Company is subject to significant governmental regulation.

The Company’s operations and exploration and development activities in South Africa and Canada are subject to extensive federal, state, provincial, territorial and local laws and regulation governing various matters, including:

  environmental protection;

  management and use of toxic substances and explosives;

  management of tailings and other waste generated by the Company’s operations;

  management of natural resources;

  exploration, development of mines, production and post-closure reclamation;

  exports and, in South Africa, potential local beneficiation quotas;

  price controls;

  taxation;

  regulations concerning business dealings with local communities;

  labour standards, BEE and occupational health and safety, including mine safety; and

  historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties.

The Company may face equipment shortages, access restrictions and lack of infrastructure.

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration, development or extraction activities. Certain equipment may not be immediately available, or may require long lead time orders. A delay in obtaining necessary equipment for mineral exploration, including drill rigs, could have a material adverse effect on the Company’s operations and financial results.

Mining, processing, development and exploration activities also depend, to one degree or another, on the availability of adequate infrastructure. Reliable roads, bridges, power sources, fuel and water supply and the availability of skilled labour and other infrastructure are important determinants that affect capital and operating costs. At each of the Company’s projects, additional infrastructure will be required prior to commencement of mining. At Project 1, the Company’s most advanced project, the Company is in the process of securing additional infrastructure, including additional power and water; however, such efforts are subject to a number of risks, including risks related to inflation, cost overruns and delays, political opposition, and reliance upon third parties, many of which factors are outside the Company’s control. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the Company’s projects.

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2013 Annual Information Form

Exploration of mineral properties is less intrusive, and generally requires fewer surface and access rights, than properties developed for mining. The Company believes that it has the necessary surface access rights to develop Project 1; however, the Company has not secured any surface rights at the Waterberg Projects other than those access rights legislated by the MPRDA. If a decision is made to develop the Waterberg Projects, or other projects in which the Company has yet to secure adequate surface rights, the Company will need to secure such rights. No assurances can be provided that the Company will be able to secure required surface rights on favourable terms, or at all. Any failure by the Company to secure surface rights could prevent or delay development of the Company’s projects.

The Company’s operations are subject to environmental laws and regulations that may increase the Company’s costs of doing business and restrict its operations.

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes to environmental legislation in Canada or South Africa will not adversely affect the Company’s operations. Environmental hazards may exist on the Company’s properties which are unknown at present and which have been caused by previous or existing owners or operators. Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, the Company’s operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment. Such laws are continually changing and, in general, are becoming more restrictive.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or a reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

The Company has not made any material expenditure for environmental compliance to date. However, environmental hazards may exist on the Company’s properties that are unknown at the present time, and that may have been caused by previous owners or operators or that may have occurred naturally. These hazards may give rise to significant financial obligations in the future and such obligations could have a material adverse effect on the Company’s financial performance.

The mineral exploration industry is extremely competitive.

The resource industry is intensely competitive in all of its phases. Much of the Company’s competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company’s competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company’s ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company’s business, financial condition or results of operations.

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2013 Annual Information Form

The Company requires various permits in order to conduct its current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company.

The Company’s current and anticipated future operations, including further exploration, development activities and commencement of production on the Company’s properties, require permits from various South African and Canadian national, provincial, territorial and local governmental authorities. The Mining Right for Project 1 platinum mine issued by the DMR is subject to environmental authorizations, water use licenses, land use consents and compliance with applicable legislation on an ongoing basis. The Waterberg Projects prospecting rights issued by the DMR are subject to environmental authorizations, land use consents and compliance with applicable legislation on an ongoing basis. The Company cannot be certain that all permits that it now or in the future may require for its operations will be obtainable on reasonable terms or at all. Delays or a failure to obtain such licenses and permits, or a failure to comply with the terms of any such licenses and permits that the Company has obtained, could have a material adverse impact on the Company.

In addition, the duration and success of efforts to obtain and renew permits are contingent upon many variables not within the Company’s control. Shortage of qualified and experienced personnel in the various levels of government could result in delays or inefficiencies. Backlog within the permitting agencies could also affect the permitting timeline of the Company’s various projects. Other factors that could affect the permitting timeline include the number of other large-scale projects currently in a more advanced stage of development, which could slow down the review process, and significant public response regarding a specific project. As well, it can be difficult to assess what specific permitting requirements will ultimately apply to all of the Company’s projects.

Risks of Doing Business in South Africa

Labour disruptions and increased labour costs could have an adverse effect on the Company’s results of operations and financial condition.

Although the Company’s employees are not unionized at this time, contractors operating on the Project 1 mine site in South Africa have employees that are unionized. As a result, trade unions could have a significant impact on the Company’s labour relations, as well as on social and political reforms. There is a risk that strikes or other types of conflict with unions or employees may occur at any of the Company’s operations, particularly where the labour force is unionized. Labour disruptions may be used to advocate labour, political or social goals in the future. For example, labour disruptions may occur in sympathy with strikes or labour unrest in other sectors of the economy. In South Africa, it has become established practice to negotiate wages and conditions of employment with the unions every two years through the Chamber of Mines of South Africa. South African employment law sets out minimum terms and conditions of employment for employees, which form the benchmark for all employment contracts. Disruptions in the Company’s business due to strikes or further developments in South African labour laws may increase the Company’s costs or alter its relationship with its employees and trade unions, which may have an adverse effect on the Company’s financial condition and operations. South Africa has recently experienced widespread illegal strikes and violence.

Platinum Group Metals Ltd.
2013 Annual Information Form

South African foreign exchange controls may limit repatriation of profits

South Africa’s exchange control regulations restrict the export of capital from South Africa. Although the Company is not itself subject to South African exchange control regulations, these regulations do restrict the ability of the Company’s South African subsidiaries to raise and deploy capital outside the country, to borrow money in currencies other than the South African Rand and to hold foreign currency. Exchange control regulations could make it difficult for the Company’s South African subsidiaries to: (a) export capital from South Africa; (b) hold foreign currency or incur indebtedness denominated in foreign currencies without approval of the relevant South African exchange control authorities; (c) acquire an interest in a foreign venture without approval of the relevant South African exchange control authorities and compliance with certain investment criteria; and (d) repatriate to South Africa profits of foreign operations. While the South African government has relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the foreseeable future. There can be no assurance that restrictions on repatriation of earnings from the South Africa will not be imposed on the Company in the future.

Socio-economic instability in South Africa or regionally, including the risk of resource nationalism, may have an adverse effect on the Company’s operations and profits.

The Company has ownership interests in significant projects in South Africa. As a result, it is subject to political and economic risks relating to South Africa, which could affect an investment in the Company. South Africa was transformed into a democracy in 1994. The government policies aimed at redressing the disadvantages suffered by the majority of citizens under previous governments may impact the Company’s South African business. In addition to political issues, South Africa faces many challenges in overcoming substantial differences in levels of economic development among its people. Large parts of the South African population do not have access to adequate education, health care, housing and other services, including water and electricity.

This issue was particularly poignant in late 2012 when wild-cat strikes and violence occurred near the Project 1 platinum mine and generally at other platinum mines. Although the Company has not had issues at this time at its sites, there can be no assurance that wild-cat strikes and violence will not occur at the Company’s properties in the future. Wild-cat strikes and violence at the Project 1 platinum mine may have a material negative impact on the project and its start-up mine operations. The Company faces a number of risks from deliberate, malicious or criminal acts, including theft, fraud, bribery and corruption.

The Company is also subject to the risk of resource nationalism, which encompasses a range of measures, such as expropriation or taxation, whereby governments increase their economic interest in natural resources, with or without compensation. The value of the natural mineral endowment of South Africa has become one of the major debating points in deciding how best to advance the empowerment of its historically disadvantaged individuals, groups and communities, and policies relating to resource nationalism are being debated in South Africa. The African National Congress (“ANC”) held a policy conference in June 2012 at which the “State Intervention in the Minerals Sector” report (“SIMS Report”), commissioned by the ANC, was debated. A further conference was held in December 2012 to choose a candidate to lead the party into the general elections in 2014 and to give further policy guidelines. Although wholesale nationalization was rejected, the resolution on nationalization calls for state intervention in the economy, including “state ownership”. This policy is evidenced in the amendments proposed to the MPRDA by the Mineral and Petroleum Resources Development Amendment Bill, 2013 ("Amendment Bill") which envisages a 20% free carried interest in favour of the State in future petroleum projects. At the time of this writing, the Amendment Bill is still being considered by the Parliamentary Portfolio Committee on Mineral Resources.

The Company cannot predict the future political, social and economic direction of South Africa or the manner in which government will attempt to address the country’s inequalities. Actions taken by the South African government, or by its people without the sanction of law, could have a material adverse effect on the Company’s business. Furthermore, there has been regional, political and economic instability in countries north of South Africa, which may affect South Africa. Such factors may have a negative impact on the Company’s ability to own, operate and manage its South African mining projects.

Platinum Group Metals Ltd.
2013 Annual Information Form

The Company’s land in South Africa could be subject to land restitution claims which could impose significant costs and burdens.

The Company’s privately held land could be subject to land restitution claims under the South African Restitution of Land Rights Act 1994 (the “Land Claims Act”). Under the Land Claims Act, any person who was dispossessed of rights in land in South Africa as a result of past racially discriminatory laws or practices without payment of just and equitable compensation is granted certain remedies, including the restoration of the land against payment to the owner of compensation by the state. Under the Land Claims Act, persons entitled to institute a land claim were required to lodge their claims by December 31, 1998. The Company has not been notified of any land claims to date, but any claims of which it is notified in the future could have a material adverse effect on its right to the properties to which the claims relate and, as a result, on the Company’s business, operating results and financial condition.

The South African Restitution of Land Rights Amendment Act 2004 (the “Amendment Act”) became law on February 4, 2004. Under the Land Claims Act, the South African Minister for Agriculture and Land Affairs (the “Land Minister”), may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties. The Amendment Act, however, entitles the Land Minister to acquire ownership of land by way of expropriation either for claimants who do not qualify for restitution, or, in respect of land as to which no claim has been lodged but the acquisition of which is directly related to or affected by a claim, the acquisition of which would promote restitution to those entitled or would encourage alternative relief to those not entitled. Expropriation would be subject to provisions of legislation and the South African Constitution (the “Constitution”) which provides, in general, for just and equitable compensation. There is, however, no guarantee that any of the Company’s privately held land rights could not become subject to acquisition by the state without the Company’s agreement, or that the Company would be adequately compensated for the loss of its land rights, which could have a negative impact on the Company’s South African projects and therefore an adverse effect on its business and financial condition.

Any adverse decision in respect of the Company’s mineral rights and projects in South Africa under the MPRDA could materially affect the Company’s projects in South Africa.

With the enactment of the MPRDA, the South African state became the sole regulator of all prospecting and mining operations in South Africa. All prospecting and mining licenses and claims granted in terms of any prior legislation became known as the “old order rights”. All prospecting and mining rights granted in terms of the MPRDA are “new order rights”. The treatment of new applications and pending applications is uncertain and any adverse decision by the relevant regulatory authorities under the MPRDA may adversely affect title to the Company’s mineral rights in South Africa, which could stop, materially delay or restrict the Company from proceeding with its exploration and development activities or any future mining operations.

A wide range of factors and principles must be taken into account by the South African Minister of Mineral Resources when considering applications for new order rights. These factors include the applicant’s access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operations, the environmental impact of the operation and, in the case of prospecting rights, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions regarding the empowerment of HDSAs in the mining industry. All of the Company’s old order prospecting rights in respect of Project 1 and Project 3 were first converted into new order prospecting rights and subsequently, in April 2012, were superseded by the Mining Right. All of the Company’s current prospecting rights are new order rights.

The assessment of some of the provisions of the MPRDA or the Mining Charter may be subjective and is dependent upon the views of the DMR as to whether the Company is in compliance. Maseve’s social and labour plan, for instance, contains both quantitative and qualitative goals, targets and commitments relating to the Company’s obligations to its employees and community residents, the achievement of some of which are not exclusively within the Company’s control.

Platinum Group Metals Ltd.
2013 Annual Information Form

The South African Minister of Mineral Resources has the discretion to cancel or suspend mining rights under section 47(1) of the MPRDA as a consequence of the Company’s non-compliance with the MPRDA, the Mining Charter, the terms of its Mining Right and prospecting rights or if mining is not progressing optimally. The section 47 process involves multiple, successive stages which include granting the Company a reasonable opportunity to show why its rights should not be cancelled or suspended. In terms of the provisions of section 6(2)(e)(iii) of the Promotion of Administrative Justice Act No. 3 of 2000 (“PAJA”) read with section 6 of the MPRDA, the Minister can direct the Company to take remedial measures. If such remedial measures are not taken, the Minister must again give the Company a reasonable opportunity to make representations as to why such remedial measures were not taken by it. The Minister must then properly consider the Company’s further representations (which considerations must also comply with PAJA) and only then is the Minister entitled to cancel or suspend a mining right. Any such cancellation or suspension will be subject to judicial review if it is not in compliance with the MPRDA or PAJA, or it is not lawful, reasonable and procedurally fair under section 33(1) of the Constitution.

Failure to meet its obligations in relation to its Mining Right or prospecting rights or the Mining Charter could lead to the suspension or cancellation of such rights and the suspension of the Company’s other rights, which would have a material adverse effect on the Company’s business, financial condition and results of operations.

The failure to maintain or increase equity participation by historically disadvantaged South Africans (“HDSAs”) in the Company’s prospecting and mining operations could adversely affect the Company’s ability to maintain its prospecting and mining rights.

The Company is subject to a number of South African statutes aimed at promoting the accelerated integration of HDSAs, including the MPRDA, the BEE Act and the Mining Charter. To ensure that socio economic strategies are implemented, the MPRDA provides for the Codes of Good Practice for the Minerals Industry (the “Codes”) which specify empowerment targets consistent with the objectives of the Mining Charter. The Mining Charter Scorecard requires the mining industry’s commitment of applicants in respect of ownership, management, employment equity, human resource development, procurement and beneficiation. For ownership by BEE groups in mining enterprises, the Mining Charter Scorecard sets a 26% target by December 31, 2014. The Company has historically partnered with BEE groups or companies that were HDSA controlled at the time on all of its material projects in South Africa at a level of 26% at an operating or project level.

The South African government awards procurement contracts, quotas, licenses, permits and prospecting and mining rights based on numerous factors, including the degree of HDSA ownership. The MPRDA and Mining Charter contain provisions relating to the economic empowerment of HDSAs. One of the requirements which must be met before the DMR will issue a prospecting right or mining right is that an applicant must facilitate equity participation by HDSAs in the prospecting and mining operations which result from the granting of the relevant rights. As a matter of stated policy, the DMR requires a minimum of 26% HDSA ownership for the grant of applications for mining rights. The Mining Charter requires a minimum of 26% HDSA ownership by December 31, 2014.

The Company has sought to satisfy the foregoing requirements by partnering, at the operating company level, with companies demonstrating 26% HDSA ownership. The Company has partnered with Africa Wide with respect to Maseve, which owns the Mining Right to Projects 1 and 3, and has partnered with Mnombo with respect to the Waterberg Projects and for the prospecting rights and applications over the Waterberg Extension Project. Until the recent dilution of Africa Wide’s interest in Maseve, the Company’s BEE partners held a 26% interest in the respective operating company or project. The Company believes that Africa Wide was majority owned by HDSA individuals in 2002, when it first partnered with the Company. However, the Company’s contractual arrangements with Africa Wide do not currently require Africa Wide to maintain any minimum level of HDSA ownership or to certify the level of such ownership to the Company. In 2007, Wesizwe (which was then majority owned by HDSA individuals) acquired 100% of the shares of Africa Wide. On an application of the flow-through principles, Africa Wide remained an HDSA company. Under the terms of the Consolidation Transaction, the Company transferred its 18.5% interest in Project 2 to Wesizwe, therefore providing attributable units of production and further enhancing the ownership of mining assets by HDSA companies. Under the same transaction, Anglo acquired a then-approximately 26.9% interest in Wesizwe. In 2011, Jinchuan Group Limited of China and China Africa Development Fund, with the approval of the DMR and notwithstanding that the transaction resulted in Wesizwe not being majority owned by HDSAs, acquired a then-approximately 45% interest in Wesizwe. Although Anglo’s interest is held for preferential disposition to a qualified BEE purchaser, HDSA individuals do not currently own a majority of the Wesizwe equity. In April 2012, Maseve was granted a Mining Right over Projects 1 and 3 by the DMR and the grant of the Mining Right by the DMR, by stated policy, is an acknowledgement of Maseve's BEE compliance status as being acceptable to the DMR. There can be no assurance when, or if, the transfer of Anglo’s interest in Wesizwe to a qualified BEE purchaser will occur. Also there can be no assurance that the HDSA ownership may not be re-assessed or that the criteria for HDSA ownership may not be interpreted differently in the future. If only the direct shareholdings of Africa Wide and its parent are considered, and other factors which were considered by the DMR at the time of grant, are set aside, Maseve, solely on flow through principles was below the 26% HDSA ownership level prior to its dilution in October 2013.

Platinum Group Metals Ltd.
2013 Annual Information Form

The Company is satisfied that Mnombo is majority owned by HDSA individuals. The contractual arrangements between Mnombo, the Company and the HDSA shareholders require the HDSA shareholders to maintain a minimum level of HSDA ownership in Mnombo of more than 50%. However, if at any time Mnombo becomes a company that is not majority owned by HDSA individuals, the ownership structure of the Waterberg JV Project and the prospecting rights and applications over the Waterberg Extension Project may be deemed not to satisfy HDSA requirements.

Subject to conditions contained in the Company’s prospecting and mining rights, the Company may be required to obtain approval from the DMR prior to undergoing any change in its empowerment status under the Mining Charter. In addition, if the Company or its BEE partners are found to be in non-compliance with the requirements of the Mining Charter and other BEE regulations, including failure to retain the requisite level of HDSA ownership, the Company may face possible suspension or cancellation of its mining rights under section 47 of the MPRDA. See “Risk Factors – Any adverse decision in respect of the Company’s mineral rights and projects in South Africa under the MPRDA could materially affect the Company’s projects in South Africa”.

In addition, there have been a number of proposals made at governmental level in South Africa regarding amendments and clarifications to the methodology for determining HDSA ownership and control of mining businesses, including the Amendment Bill which create greater uncertainty in measuring the Company’s progress towards, and compliance with, its commitments under the Mining Charter and other BEE regulations. If implemented, any of these proposals could result in, among other things, stricter criteria for qualification as an HDSA investor.

If the Company is required to increase the percentage of HDSA ownership in any of its operating companies or projects, the Company’s interests may be diluted. In addition, it is possible that any such transactions or plans, or the investment by a new BEE partner in Maseve to maintain a 26% interest by bona fide BEE companies may need to be executed at a discount to the proper economic value of the Company’s operating assets or it may also prove necessary for the Company to provide vendor financing or other support in respect of some or all of the consideration, which may be on non-commercial terms. Under the terms of the Maseve Shareholders Agreement, if Maseve is instructed by the DMR to increase its HDSA ownership, any agreed costs or dilution of interests shall be borne equally by the Company and Africa Wide, notwithstanding that Africa Wide will hold and subject to the upcoming arbitration, only 22.45% of the equity.

Currently, the South African Department of Trade and Industry is responsible for leading government action on the implementation of BEE initiatives under the auspices of the BEE Act and the Broad Based Black Economic Empowerment Codes of Good Practice (“Codes of Good Practice”), while certain industries have their own transformation charters administered by the relevant government department (in this case, the DMR). The Broad-based Black Economic Empowerment Bill (“BEE Bill”) proposes changes to the BEE Act which, if implemented, would provide a standard framework for the measurement of BEE compliance across all sectors of the economy. There is a risk that all of the industry specific transformation charters, including the Mining Charter under which the Company has agreed targets with the DMR and against which the Company currently measures its compliance through the Mining Charter Scorecard, may be superseded, in which case the Company would be required to comply with the criteria set forth under the BEE Act and any new or revised Codes of Good Practice. The BEE Bill has passed through the parliamentary process and is awaiting signing into law. However, the impacts of the BEE Bill are uncertain and the Company cannot predict the scope or timing of such amendments or modifications to the BEE Act, Codes of Good Practice or the Mining Charter, and the impact that these amendments or modifications may have on its business.

Platinum Group Metals Ltd.
2013 Annual Information Form

If the Company is unable to achieve or maintain its empowered status under the Mining Charter or comply with any other BEE regulations or policies, it may not be able to maintain its existing prospecting and mining rights and/or acquire any new rights and therefore would be obliged to suspend or dispose of some or all of its operations in South Africa, which would likely have a material adverse effect on the Company’s business, financial condition and results of operations.

Changes in South African State royalties where many of the Company’s mineral reserves are located could have an adverse effect on the Company’s results of operations and its financial condition.

The Mineral and Petroleum Resources Royalty Act, 2008 (“Royalty Act”) effectively came into operation on May 1, 2009. The Royalty Act establishes a variable royalty rate regime, in which the prevailing royalty rate for the year of assessment is assessed against the gross sales of the extractor during the year. The royalty rate is calculated based on the profitability of the mine (earnings before interest and taxes) and varies depending on whether the mineral is transferred in refined or unrefined form. The minimum royalty rate is 0.5% and the maximum royalty rate for mineral resources transferred in unrefined form is 7% of gross sales. For mineral resources transferred in refined form the maximum royalty rate is 5% of gross sales. The royalty will be a tax deductible expense. The royalty becomes payable when the mineral resource is “transferred”, which refers to the disposal of a mineral resource, the export of a mineral resource, or the consumption, theft, destruction or loss of a mineral resource. The Royalty Act allows the holder of a mining right to enter into an agreement with the tax authorities to fix the percentage royalty that will be payable in respect of all mining operations carried out in respect of that resource for as long as the extractor holds the right. The holder of a mining right may withdraw from such agreement at any time.

The feasibility studies covering the Company’s South African projects made certain assumptions related to the expected royalty rates under the Royalty Act. If and when the Company begins earning revenue from its South African mining projects, and if the royalties under the Royalty Act differ from those assumed in the feasibility studies, this new royalty could have a material and adverse impact on the economic viability of the Company’s projects in South Africa, as well as on the Company’s prospects, financial condition and results of operations.

Characteristics of and changes in the tax systems in South Africa could materially adversely affect the Company’s business, financial condition and results of operations.

The Company's subsidiaries pay different types of governmental taxes in South Africa, including corporation tax, payroll taxes, VAT, state royalties, community royalties, various forms of duties, dividend withholding tax and interest withholding tax. The tax regime in South Africa is subject to change.

In February 2012, the South African government announced a new carbon tax of R120 per tonne of carbon dioxide emissions above certain thresholds, which may be implemented in 2014 and rise by 10% each year until 2020.

Platinum Group Metals Ltd.
2013 Annual Information Form

The ruling party, the ANC, held a policy conference in June 2012 at which the SIMS Report commissioned by the ANC was debated. The SIMS Report includes a proposal for a super tax of 50% of all profits above a 15% return on investment, which would apply in respect of all metals and minerals. If a super profits tax is implemented, the Company may realize lower after-tax profits and cash flows from its current mining operations and may decide not to pursue certain new projects, as such a tax could render these opportunities uneconomic.

It is also possible that the Company could become subject to taxation in South Africa that is not currently anticipated, which could have a material adverse effect on its business, financial condition and results of operations.

Risks Relating to the Company’s Common Shares

The Company has never paid dividends and does not expect to do so in the foreseeable future.

The Company has not paid any dividends since incorporation and it has no plans to pay dividends in the foreseeable future. The Company’s directors will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time. All of the Common Shares are entitled to an equal share of any dividends declared and paid.

The Company’s Common Share price has been volatile in recent years

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development-stage mining companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Common Shares on the Toronto Stock Exchange fluctuated from a high of $1.51 to a low of $0.75 and on the NYSE MKT LLC (“NYSE MKT”) from a high of US$1.52 to a low of US$0.77 during the twelve month period ending August 31, 2013. There can be no assurance that continual fluctuations in price will not occur.

The factors influencing such volatility include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in precious metal prices or other mineral prices, currency exchange fluctuations and the Company’s financial condition or results of operations as reflected in its earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of the Common Shares include the following:

  the extent of analyst coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company’s securities;

  lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of securities of the Company;

  the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and

  a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Platinum Group Metals Ltd.
2013 Annual Information Form

The Company’s growth, future profitability and ability to obtain financing may be impacted by global financial conditions.

Global financial conditions continue to be characterized by extreme volatility. Following the credit crisis that began in 2008, global markets continue to be adversely impacted by the European debt crisis and high fuel and energy costs. Many industries, including the mining industry, are impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to future economic shocks, as government authorities may have limited resources to respond to future crises. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and profitability. Future economic shocks may be precipitated by a number of causes, including the ongoing European debt crisis, a continued rise in the price of oil and other commodities, the volatility of metal prices, geopolitical instability, terrorism, the devaluation and volatility of global stock markets and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. In such an event, the Company’s operations and financial condition could be adversely impacted.

Future sales or issuances of equity securities could decrease the value of the Common Shares, dilute investors’ voting power and reduce the Company’s earnings per share.

The Company may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities) and may issue additional equity securities to finance operations, exploration, development, acquisitions or other projects. The Company cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to security holders. Exercises of presently outstanding share options may also result in dilution to security holders.

The board of directors of the Company has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, shareholders. Based on the need for additional capital to fund expected expenditures and growth, it is likely that the Company will issue additional securities to provide such capital. Such additional issuances may involve the issuance of a significant number of Common Shares at prices less than the current market price for the Common Shares.

Sales of substantial amounts of the Company’s securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Company’s securities and dilute investors’ earnings per share. A decline in the market prices of Company’s securities could impair the Company’s ability to raise additional capital through the sale of securities should the Company desire to do so.

DIVIDENDS

As of the date of this AIF, the Company has not declared nor paid dividends on its Common Shares. The Company has no present intention of paying dividends on its Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business.

In 2012, the Government of South Africa replaced the longstanding secondary tax on corporations with a dividend tax levied on shareholders. Before the new dividend tax became law, secondary tax on corporations had been levied at a rate of 10% on all dividends declared by companies resident in South Africa. Under an existing tax treaty between Canada and South Africa, the effective rate under the new dividend tax in South Africa on dividends paid from Maseve and PTM RSA to the Company will be 5% of dividends. Dividend taxes are to be withheld by corporations in South Africa on behalf of shareholders and remitted to the South African Revenue Service.

Platinum Group Metals Ltd.
2013 Annual Information Form

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized share structure consists of an unlimited number of Common Shares without par value, of which 402,759,542 Common Shares were issued and outstanding as at November 26, 2013. All of the issued Common Shares are fully paid. The Company does not own any of its Common Shares.

Shareholders are entitled to one vote for each Common Share on all matters to be voted on by the shareholders. Each Common Share is equal to every other Common Share and all Common Shares participate equally on liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the Company’s assets among the shareholders for the purpose of winding-up its affairs after it has paid out its liabilities. Shareholders are entitled to receive pro-rata such dividends as may be declared by the board of directors out of funds legally available therefore and to receive pro-rata the remaining property of the Company upon dissolution. No Common Shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights, and no provisions for redemption, purchase or cancellation, surrender, sinking fund or purchase fund. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia.)

On July 10, 2012, the Company announced that its board of directors had approved the adoption of a shareholder rights plan dated July 9, 2012 (the “Shareholder Rights Plan”) subject to shareholder approval, which was received at the Company’s annual general meeting held on January 8, 2013. The Shareholder Rights Plan is now effective and will remain in place. The Company’s management considers its current market valuation to be in contrast to the advancement of the Company and its business. As a result, the board of directors undertook a review to consider the need for a shareholder rights plan. The Shareholder Rights Plan is not intended to prevent or discourage a fair bid for the Company. The purpose of the Shareholder Rights Plan is to provide shareholders and the Company’s board of directors with adequate time to consider and evaluate any unsolicited bid made for the Company, to provide the board of directors with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid, to encourage the fair treatment of shareholders in connection with any take-over bid for the Company and to ensure that any proposed transaction is in the best interests of the Company's shareholders.

The rights issued under the Shareholder Rights Plan will become exercisable only if a person, together with its affiliates, associates and joint actors, acquires or announces its intention to acquire beneficial ownership of shares which when aggregated with its current holdings, total 20% or more of the Company’s outstanding Common Shares (determined in the manner set out in the Shareholder Rights Plan), other than by a Permitted Bid or Shareholder Endorsed Insider Bid (in each case as described in the Shareholder Rights Plan). Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for 60 days. A Shareholder Endorsed Insider Bid is a take-over bid made by a bidder who together with its affiliates or associates and joint actors has beneficial ownership of 10% or more of the voting securities of the Company, by way of take-over bid circular to all shareholders, and in respect of which, among other things, more than 50% of the common shares held by shareholders have been tendered to the take-over bid at the time of first take-up under the take-over bid and the date of such first take-up occurs not later than the 120th calendar day following the date on which the take-over bid is commenced. A Shareholder Endorsed Insider Bid is not required to be open for a minimum period of time beyond the 35 days required under applicable securities law.

In the event that a take-over bid does not meet the Permitted Bid or Shareholder Endorsed Insider Bid requirements of the Shareholder Rights Plan, the rights will entitle shareholders, other than any shareholder or shareholders making the take-over bid, to purchase additional common shares of the Company at a substantial discount to the market price of the common shares at that time.

A copy of the Shareholder Rights Plan was provided to the Toronto Stock Exchange (the “TSX”) and the TSX accepted the notice for filing. The Company is not aware of any specific take-over bid for the Company that has been made or is contemplated.

Platinum Group Metals Ltd.
2013 Annual Information Form

Market for Securities

Trading Price and Volume

The Company’s Common Shares are listed on the TSX under the symbol “PTM” and on the NYSE MKT (formerly the NYSE Amex) under the symbol “PLG”.

The following tables provide information as to the high and low trading prices of the Common Shares during the 12 months of the most recently completed financial year as well as the volume of Common Shares traded for each month:

Toronto Stock Exchange – PTM

Month	High	Low	Volume
September, 2012	1.30	0.76	6,005,924
October, 2012	1.13	0.95	3,546,030
November, 2012	1.05	0.86	12,575,223
December, 2012	0.98	0.75	3,447,796
January, 2013	1.21	0.79	10,497,685
February, 2013	1.51	1.13	20,172,722
March, 2013	1.51	1.37	8,206,581
April, 2013	1.48	1.11	5,730,636
May, 2013	1.25	0.94	4,218,838
June, 2013	1.12	0.87	3,570,400
July, 2013	1.11	0.90	2,872,442
August, 2013	1.33	1.01	2,975,392

NYSE MKT – PLG

Month	High (US$)	Low (US$)	Volume
September, 2012	1.35	0.77	835,157
October, 2012	1.16	0.95	288,159
November, 2012	1.07	0.89	284,599
December, 2012	0.99	0.80	348,448
January, 2013	1.22	0.80	1,078,416
February, 2013	1.52	1.13	2,063,800
March, 2013	1.49	1.36	935,881
April, 2013	1.47	1.08	1,477,382
May, 2013	1.25	0.93	918,845
June, 2013	1.11	0.83	711,846
July, 2013	1.08	0.83	389,804
August, 2013	1.26	0.96	370,289

Prior Sales

During the 12 months preceding the date of this AIF, the Company has issued the following securities convertible into Common Shares at the following prices:

Date of Issuance	Number of Options Issued(1)	Prices
March 18, 2013	35,000	$1.40
May 30, 2013	100,000	$1.05
TOTAL	135,000

Note:

(1)	Each option is exercisable for one Common Share.

Platinum Group Metals Ltd.
2013 Annual Information Form

ESCROWED SECURITIES

There are no securities of the Company held in escrow.

DIRECTORS AND EXECUTIVE OFFICERS

Name & Position(5)	Principal Occupation or Employment	Director since
R. MICHAEL JONES(4) President, CEO and Director British Columbia, Canada	Professional Geological Engineer President and Chief Executive Officer of the Company and a predecessor company from 2000 to present.	February 18, 2002
FRANK R. HALLAM(4) CFO, Corporate Secretary and Director British Columbia, Canada	Chartered Accountant Chief Financial Officer of the Company and the founder of a predecessor company from 1983 to present.	February 18, 2002
BARRY SMEE(1)(2)(3) Director British Columbia, Canada	Geologist and Geochemist President of Smee & Associates, a private consulting, geological and geochemistry company, since 1990.	February 18, 2002
IAIN McLEAN(1)(2)(3) Chairman Director and Corp. Consultant to the Company. British Columbia, Canada	General Management Consultant
	Former CEO of Municipal Software Corporation of Canada, a software development company based in Victoria BC. Former Vice President and General Manager of Total Care Technologies, a division of Ad Opt Technologies Inc, a medical software development company.	February 18, 2002
ERIC CARLSON(1)(2) Director British Columbia, Canada	Chartered Accountant
	President and Chief Executive Officer of Anthem Properties Corp., an investment group specializing in the acquisition and management of residential and office properties in Canada and the United States, since July 1994.	February 18, 2002
TIMOTHY M. MARLOW(3)(4) Director British Columbia, Canada	Chartered Engineer President of Philippine Gold Consulting LLC and Marlow & Associates providing management and technical consulting expertise to the Mining Industry	June 15, 2011
DIANA WALTERS Director Boston, MA, USA	President of Liberty Metals and Mining Holdings, LLC	July 16, 2013
PETER BUSSE COO British Columbia, Canada	Professional Mining Engineer
	Chief Operating Officer of the Company since October 2007. Former GM Procon Group, a contract mining development company, 2006 to 2007. Former Mine Manager, Placer Dome, Campbell Mine, 2002 to 2006.	N/A
Notes:
(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Governance and Nominating Committee
(4)	Member of the Disclosure Committee
(5)

Kresimir (Kris) Begic, Vice President, Corporate Development of the Company, is not an executive officer of the Company as that term is defined under “National Instrument 51-102 Continuous Disclosure Obligations.

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2013 Annual Information Form

As of November 26, 2013, directors and executive officers of the Company own or control approximately 5,015,450 Common Shares representing approximately 1.2% of the Company’s issued and outstanding Common Shares.

The term of office for each director of the Company expires at the annual general meeting of shareholders where they can be nominated for re-election.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company (or any of their personal holding companies):

(a)	is, or during the ten years preceding the date of this AIF has been, a director, chief executive officer or chief financial officer of any company, including the Company, that:

	(i)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial order; or

(ii)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

is, or during the ten years preceding the date of this AIF has been, a director or executive officer, of any company, including the Company, that while the director or executive officer was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(c)

has, within the ten years preceding the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

For the purposes hereof, “order” means:

(a)	a cease trade order;

(b)	an order similar to a cease trade order; or

(c)	an order that denied the relevant company access to any exemption under securities legislation,

that was in effect for a period of more than 30 consecutive days.

No director or executive officer of the Company (or any of their personal holding companies) has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body which would likely be considered important to a reasonable investor in making an investment decision.

Platinum Group Metals Ltd.
2013 Annual Information Form

Conflicts of Interest

Certain of the Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. Such companies may, from time to time, compete with the Company for business opportunities. In addition, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the laws of British Columbia shall govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. The Company leases office space from a company with a director in common, and provides administrative services to several companies with directors or management in common. The directors and officers of the Company are not aware of any conflicts of interests involving the Company’s mineral properties.

Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all of its directors, officers and employees, including the Chief Executive Officer and Chief Financial Officer. The Code includes provisions covering conflicts of interest, ethical conduct, compliance with applicable government laws, rules and regulations, disclosure in reports and documents filed with, or submitted to, the SEC, reporting of violations of the Code and accountability for adherence to the Code. A copy of the Code is posted on the Company’s website, at www.platinumgroupmetals.net.

AUDIT COMMITTEE

Pursuant to National Instrument 52 110 – Audit Committees (“NI 52-110”), companies that are required to file an AIF are required to provide certain disclosure with respect to their audit committee. The Company’s audit committee (“Audit Committee”) is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors.

Audit Committee Charter

The text of the Audit Committee Charter attached hereto as Schedule “A”.

Audit Committee Composition and Background

The Audit Committee is comprised of Eric Carlson (Chairman), Iain McLean and Barry Smee. All three members of the Audit Committee are independent and financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

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2013 Annual Information Form

In addition to each member’s general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee are set forth below:

Eric H. Carlson, B.Comm, Chartered Accountant - Mr. Carlson has over 20 years of real estate investment, development and management experience and he has been the President of Anthem Properties Corp. since July 1994. Anthem is an investment group that specializes in the acquisition and management of Class B retail, multi-family residential and office properties in high growth markets in Canada and the USA.

Iain D. C. McLean, B.Sc.Eng (ARSM), M.B.A., MIMM. C. Eng. - Experience as a senior executive in several public companies managing operations, listings, capital raising, etc. Also has experience in underground mining operations in the UK and South Africa.

Dr. Barry W. Smee, Ph.D., P.Geo - Professional Geologist/Geochemist with 36 years in mineral exploration as a quality control and laboratory audit expert.

The board of directors has determined that each of Mr. McLean and Mr. Carlson is an audit committee financial expert within the meaning of the regulations promulgated by the SEC and is independent within the meaning of the NYSE-MKT LLC Company Guide. Mr. McLean has an M.B.A. from Harvard Business School and a B.Sc (Eng.) in Mining from the Imperial College of Science and Technology (London, England). In addition to his education, Mr. McLean has gained relevant experience acting as the Chief Operating Officer of several private technology companies since 1995 and as the Vice President of Operations at Ballard Power Systems from 1993 to 1995. Mr. Carlson is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of British Columbia.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any of the exemptions set out in Sections 2.4, 3.2, 3.4 or 3.5 of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110. No non-audit services were approved pursuant to a de minimus exemption to the pre-approval requirement.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors.

Pre-Approval Policies and Procedures

The Company’s Audit Committee is authorized to review the performance of the Company’s independent auditors and pre-approves all audit and non-audit services to be provided to the Company by its independent auditor. Prior to granting any pre-approval, the Audit Committee must be satisfied that the performance of the services in question is not prohibited by applicable securities laws and will not compromise the independence of the independent auditor. All non-audit services performed by the Company’s auditor for the fiscal year ended August 31, 2013 and August 31, 2012 have been pre-approved by the Audit Committee.

Independent Auditor’s Fees

The aggregate fees billed by the Company’s current independent auditor, PricewaterhouseCoopers LLP, during the fiscal years ended August 31, 2013 and 2012 are set forth below:

Platinum Group Metals Ltd.
2013 Annual Information Form

	Year ended August 31, 2013	Year ended August 31, 2012
Audit Fees	$352,046	$322,370
Audit-Related Fees(1)	$67,725	$40,000
Tax Fees(2)	$6,300	$39,860
All Other Fees(3)	$30,773	$4,424
Total	$456,844	$406,654

Notes:
(1)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, which are not included under the heading “Audit Fees”.

(2)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning, and restructuring advice.
(3)

The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”. These fees related to agreed review procedures on the transfer of certain South African properties transactions.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no pending or material proceedings to which the Company is or is likely to be a party or of which any of our properties is or is likely to be the subject.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or will materially affect the Company.

TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar is:

Computershare Investor Services Inc.
3rd floor – 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

MATERIAL CONTRACTS

Other than the Maseve Shareholders Agreement, there are no contracts other than contracts entered into in the ordinary course of business of the Company (See “Mineral Property Interests”), that are material to the Company and that were entered into within the most recently completed financial year of the Company or before the most recently completed financial year of the Company and which are still in effect.

NAMES AND INTERESTS OF EXPERTS

The following persons, firms and companies are named as having prepared or certified a report, valuation, statement or opinion described in or included in a filing, or referred to in a filing, made under NI 51-102 by the Company during, or relating to the Company’s most recently completed financial year.

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2013 Annual Information Form

Name	Description
Charles Muller Minxcon (Pty) Ltd.	Authored the Project 1 Report and the Project 3 Report, co-authored the 2009 UFS; each of which is referred to herein.
Gordon Cunningham Timothy Spindler Turnberry Projects (Pty) Ltd.	Co-authored the 2009 UFS; referred to herein.
Byron Stewart Wardrop Engineering	Co-authored the 2009 UFS; referred to herein.
Kenneth Lomberg Coffey Mining (SA) Pty Ltd

Authored the Waterberg JV Reports and the Waterberg Extension Report and co- authored the September 2, 2013 Technical Report; each of which is referred to herein. The independent Qualified Person for the disclosure in the material change reports of the Company dated September 5, 2012, September 17, 2012, October 10, 2012, November 5, 2012, December 3, 2012, January 22, 2013, March 18, 2013, April 23, 2013, June 10, 2013 and July 25, 2013.

Allan Goldschmidt Coffey Mining (SA) Pty Ltd	Co-authored the September 2, 2013 Technical Report; referred to herein.
R. Michael Jones Platinum Group Metals Ltd.

The President and Chief Executive Officer of the Company. The non-independent Qualified Person for the disclosure in the material change reports of the Company dated September 5, 2012, September 17, 2012, October 10, 2012, November 5, 2012, January 22, 2013, March 18, 2013, April 23, 2013, June 10, 2013 and July 25, 2013 and certain disclosure contained herein.

None of the aforementioned firms or persons (with the exception of R. Michael Jones) held any securities or property of the Company or any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such reports nor did they receive any direct or indirect interest in any securities or other property of the Company or any associate or affiliate of the Company in connection with the preparation of the reports (other than compensation in cash for their services).

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

In addition, PricewaterhouseCoopers LLP are the external auditor of the Company who have issued an independent auditors’ report dated November 26, 2013 in respect of the Company’s consolidated statements of financial position of the Company as at August 31, 2013 and August 31, 2012 and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years ended August 31, 2013 and August 31, 2012. PricewaterhouseCoopers LLP has advised that they are independent of the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the rules of the US Securities and Exchange Commission.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Additional information, including details as to directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular for its most recent annual meeting of shareholders.

Additional financial information is provided in the Company’s 2013 Annual Report containing the Management’s Discussion and Analysis and the Consolidated Financial Statements for the year ended August 31, 2013.

Platinum Group Metals Ltd.
2013 Annual Information Form

Copies of the above may be obtained, on the Company’s website www.platinumgroupmetals.net; on the SEDAR website at www.sedar.com; on the SEC’s EDGAR website at www.sec.gov; or by calling the Company’s investor relations personnel at 604-899-5450.

Platinum Group Metals Ltd.
2013 Annual Information Form

Schedule “A”

PLATINUM GROUP METALS LTD.
(the “Corporation”)

AUDIT COMMITTEE CHARTER

1.           General

The Board of Directors of the Corporation (the “Board”) has established an Audit Committee (the “Committee”) to assist the Board in fulfilling its oversight responsibilities. The Committee will review and oversee the financial reporting and accounting process of the Corporation, the system of internal control and management of financial risks, the external audit process, and the Corporation’s process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as the Corporation’s business, operations and risks.

The Corporation’s independent auditor is ultimately accountable to the Board and to the Committee. The Board and Committee, as representatives of the Corporation’s shareholders, have the ultimate authority and responsibility to evaluate the independent auditor, to nominate annually the independent auditor to be proposed for shareholder approval, to determine appropriate compensation for the independent auditor, and where appropriate, to replace the outside auditor. In the course of fulfilling its specific responsibilities hereunder, the Committee must maintain free and open communication between the Corporation’s independent auditors, Board and Corporation management. The responsibilities of a member of the Committee are in addition to such member’s duties as a member of the Board.

2.           Members

The Board will in each year appoint a minimum of three (3) directors as members of the Committee. All members of the Committee shall be non-management directors and shall be independent within the meaning of all applicable U.S. and Canadian securities laws and the rules of the Toronto Stock Exchange and the NYSE MKT LLC (collectively, the “Applicable Regulations”), unless otherwise exempt under the Applicable Regulations.

None of the members of the Committee may have participated in the preparation of the financial statements of the Corporation or any current subsidiary of the Corporation at any time during the past three years.

All members of the Committee shall be able to read and understand fundamental financial statements and must be able to read and understand fundamental financial standards and satisfy all applicable financial literacy requirements of the Applicable Regulations. Additionally, at least one member of the Committee shall: (a) be financially sophisticated, in that he or she shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, which may include being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities; and (b) be an “audit committee financial expert” within the meaning of U.S. federal securities laws.

Platinum Group Metals Ltd.
2013 Annual Information Form

3.           Duties

The Committee will have the following duties:

•	Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

•	Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

•	Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

•

Review any legal matters which could significantly impact the financial statements as reported on by the Corporation’s counsel and engage outside independent counsel and other advisors whenever as deemed necessary by the Committee to carry out its duties.

•

Review the Corporation’s annual and quarterly financial statements, including Management’s Discussion and Analysis with respect thereto, and all annual and interim earnings press releases, prior to public dissemination, including any certification, report, opinion or review rendered by the external auditors and determine whether they are complete and consistent with the information known to Committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.

•	Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof.

•	Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

•	Review audit issues related to the Corporation’s material associated and affiliated companies that may have a significant impact on the Corporation’s equity investment.

•	Meet with management and the external auditors to review the annual financial statements and the results of the audit.

•	Evaluate the fairness of the interim financial statements and related disclosures including the associated Management’s Discussion and Analysis, and obtain explanations from management on whether:

•	actual financial results for the interim period varied significantly from budgeted or projected results;

•	generally accepted accounting principles have been consistently applied;

•	there are any actual or proposed changes in accounting or financial reporting practices; or

•	there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure.

•	Review the external auditors’ proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

Platinum Group Metals Ltd.
2013 Annual Information Form

•

Recommend to the Board an external auditor to be nominated for appointment by the Corporation’s shareholders. Subject to the appointment of the Corporation’s external auditor by the Corporation’s shareholders, the Committee will be directly responsible for the appointment, compensation, retention and oversight of the work of external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting. The Corporation’s external auditor shall report directly to the Committee.

•	Review with the Corporation’s management, on a regular basis, the performance of the external auditors, the terms of the external auditor’s engagement, accountability and experience.

•	Pre-approve all non-audit services and tax services to be provided to the Corporation or its subsidiary entities by the external auditor, or other registered accounting firm.

•

Consider at least annually the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services obtained by the Corporation, including:

•

insuring receipt from the independent auditor of a formal written statement delineating all relationships between the independent auditor and the Company, consistent with the Independence Standards Board Standard No. 1 and related Canadian regulatory body standards;

•	considering and discussing with the independent auditor any relationships or services, including non-audit services, that may impact the objectivity and independence of the independent auditor; and

•	as necessary, taking, or recommending that the Board take, appropriate action to oversee the independence of the independent auditor.

•

Ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure contained in the Corporation’s financial statements, Management’s Discussion and Analysis and annual and interim earnings press releases; and must periodically assess the adequacy of those procedures.

•	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

•	Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

•	Establish a procedure for:

•	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

•	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters.

Platinum Group Metals Ltd.
2013 Annual Information Form

•	Meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately in the absence of management.

•	Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

•	Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

•	Review and oversee all related party transactions within the meaning of the Applicable Regulations.

•	Perform other functions as requested by the Board.

•	If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist, and set the compensation to be paid to such special counsel or other experts.

•	Review and re-assess annually the adequacy of this Charter and recommend updates to this charter; receive approval of changes from the Board.

•	With regard to the Corporation’s internal control procedures, the Committee is responsible to:

•

review the appropriateness and effectiveness of the Corporation’s policies and business practices which impact on the financial integrity of the Corporation, including those related to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management; and

•

review compliance under the Corporation’s business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate; and

•	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

•	periodically review the Corporation’s financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

4.           Chair

The Committee will in each year appoint the Chair of the Committee from among the members of the Committee. In the Chair’s absence, or if the position is vacant, the Committee may select another member as Chair. The Chair will not have a casting vote.

5.           Meetings

The Committee will meet at least once every calendar quarter. Special meetings shall be convened as required. Notices calling meetings shall be sent to all members of the Committee, all Board members and the external auditor. The external auditor of the Corporation must be given reasonable notice of, and has the right to appear before and to be heard at, each meeting of the Committee. At the request of the external auditor, the Committee must convene a meeting of the Committee to consider any matter that the external auditor believes should be brought to the attention of the Board or shareholders of the Corporation.

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2013 Annual Information Form

The Committee may invite such other persons (e.g. without limitation, the President or Chief Financial Officer) to its meetings, as it deems appropriate.

6.           Quorum

A majority of members of the Committee, present in person, by teleconferencing, or by videoconferencing, or by any combination of the foregoing, will constitute a quorum.

7.           Removal and Vacancy

A member may resign from the Committee, and may also be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to be a director of the Corporation. The Board will fill vacancies in the Committee by appointment from among the directors in accordance with Section 2 of this Charter. Subject to quorum requirements, if a vacancy exists on the Committee, the remaining members will exercise all of the Committee’s powers.

8.           Authority

The Committee may:

•	engage independent counsel and other advisors as it determines necessary to carry out its duties.

•	set and pay the compensation for any advisors employed by the Committee; and

•	communicate directly with the internal and external auditors.

The Committee may also, within the scope of its responsibilities, seek any information it requires from any employee and from external parties, to obtain outside legal or professional advice, and to ensure the attendance of Corporation officers at meetings as appropriate.

9.           Secretary and Minutes

The Chair of the Committee will appoint a member of the Committee or other person to act as Secretary of the Committee for purposes of a meeting of the Committee. The minutes of the Committee meetings shall be in writing and duly entered into the books of the Corporation, and will be circulated to all members of the Board.

10.         Funding

The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of (a) compensation to any registered public accounting firm engaged for the purposes of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation; (b) compensation to any advisers employed by the Committee; and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carry out its duties.

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2013 Annual Information Form

Schedule “B”
List of Abbreviations and Glossary of Mining Terms

The following is a list of abbreviations and a glossary of certain mining terms used in this AIF:

“3E” refers to platinum, palladium and gold, collectively.

“4E” refers platinum, palladium, rhodium and gold, collectively.

“amsl” refers to above mean sea level.

“anomalous” refers to a sample or location that either (i) the concentration of an element(s) or (ii) geophysical measurement is significantly different from the average background values in the area.

“anomaly” refers to the geographical area corresponding to anomalous geochemical or geophysical values.

“anorthosite” is an intrusive igneous rock characterized by a predominance of plagioclase feldspar (90–100%), and a minimal mafic component (0–10%). Pyroxene, ilmenite, magnetite, and olivine are the mafic minerals most commonly present.

“anticlines” is a ridge or ridge-shaped fold of stratified rock in which the strata slope downward from the crest.

“apatite” is a widely occurring pale green to purple mineral, consisting of calcium phosphate with some fluorine, chlorine, and other elements.

“assay” is an analysis to determine the quantity of one or more elemental components.

“Au” refers to gold.

“basket price per 4E ounce” refers to the aggregate value for one combined ounce of platinum, palladium, rhodium and gold, based on the prill split, or ratio of representative metals, for each of the four elements contained in the combined 4E ounce, valued at a stated price per ounce for those same elements.

“blebs” is a small particle.

“chromitite” is an igneous cumulate rock composed mostly of the mineral chromite. It is found in layered intrusions.

“cm” refers to centimetres.

“Cu” refers to copper.

“cupellation” is a refining process for nonoxidizing metals, such as silver and gold, in which a metallic mixture is oxidized at high temperatures and base metals are separated by absorption into the walls of a cupel.

“deposit” is a mineralized body, which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves, until final legal, technical, and economic factors have been resolved.

“diamond drill” is a type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of the long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock that is covered in long cylindrical sections, an inch or more in diameter.

Platinum Group Metals Ltd.
2013 Annual Information Form

“dolerite” is a dark basic intrusive igneous rock consisting of plagioclase feldspar and a pyroxene.

“dunite” is a green to brownish coarse-grained igneous rock consisting largely of olivine.

“early-stage exploration property” refers to a property that has been subjected to a limited amount of physical testing and systematic exploration work with no known extensive zone of mineralization.

“exploration stage” refers to the stage where a company is engaged in the search for minerals deposits (reserves), which are not in either the development or production stage.

“fault” is a fracture in a rock across which there has been displacement.

“felsic”, “felsites” and “feldspathic” refers to an igneous rock that contains a group of light-colored silicate minerals, including feldspar, feldspathoid, quartz, and muscovite.

“fracture” is a break in a rock, usually along flat surfaces.

“gabbro” is an intrusive rock comprised of a mixture of mafic minerals and feldspars.

“grade” is the concentration of an ore metal in a rock sample, given either as weight percent for base metals (i.e., Cu, Zn, Pb) or in grams per tonne (g/t) or ounces per short ton (oz/t) for precious or platinum group metals.

“granodiorite” is a coarse-grained, plutonic rock containing quartz and plagioclase, between granite and diorite in composition.

“g/t” refers to grams per tonne.

“ha” refers to hectares.

“harzburgite” is a variety of peridotite consisting mostly of the two minerals, olivine and low-calcium (Ca) pyroxene (enstatite). It commonly contains a few percent chromium-rich spinel as an accessory mineral.

“ICP” refers to inductively coupled plasma, a laboratory technique used for the quantitative analysis of samples (soil, rock, etc.) taken during field exploration programs.

“indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“intrusive” is a rock mass formed below earth’s surface from molten magma, which was intruded into a pre-existing rock mass and cooled to solid.

“isopach” is a line on a map or diagram connecting points beneath which a particular stratum or group of strata has the same thickness.

“km” refers to kilometres.

Platinum Group Metals Ltd.
2013 Annual Information Form

“kriging” is the numerical modeling by applying statistics to resource calculations (or other earth sciences problems). The method recognizes that samples are not independent and that spatial continuity between samples exists.

“m” refers to metres.

“ML/day” refers to megalitre/day.

“mafic” is a rock type consisting of predominantly iron and magnesium silicate minerals with little quartz or feldspar minerals.

“magmatic” means pertaining to magma, a naturally occurring silicate melt, which may contain suspended silicate crystals, dissolved gases, or both; magmatic processes are at work under the earth’s crust.

“measured mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“metasediments” is a sediment or sedimentary rock which shows evidence of metamorphism.

“mineralization” refers to minerals of value occurring in rocks.

“mineral reserve” is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when material is mined.

“mineral resource” is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

“MR” refers to Merensky Reef.

“MVA” refers to megavolt ampere.

“NI 43-101” refers to National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators which sets out Canadian securities reporting guidelines for mining companies.

“Ni” is an abbreviation for nickel.

“noritic” is a coarse-grained igneous rock, very similar to gabbro but containing orthopyroxene instead of clinopyroxene.

“olivine” is a mineral silicate of iron and magnesium, principally (Mg, Fe) 2SiO4, found in igneous and metamorphic rocks and used as a structural material in refractories and in cements.

“orthopyroxenite” is a member of the pyroxene group of minerals having an orthorhombic crystal structure, such as enstatite and hypersthenes.

Platinum Group Metals Ltd.
2013 Annual Information Form

“ounce” or “oz” refers to a troy ounce having a weight of 31.103 grams.

“outcrop” refers to an exposure of rock at the earth’s surface.

“overburden” is any material covering or obscuring rocks from view.

“pegmatoid” is an igneous rock that has the coarse-grained texture of a pegmatite but that lacks graphic intergrowths or typically granitic composition.

“Pd” refers to palladium.

“PGM” refers to platinum group metals, i.e. platinum, palladium, rhodium and gold.

“PGE” refers to mineralization containing platinum group elements, i.e. platinum, palladium, rhodium and gold.

“plagioclase” is a form of feldspar consisting of aluminosilicates of sodium and/or calcium, common in igneous rocks and typically white.

“ppb” refers to parts per billion.

“probable mineral reserve” is the economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“proven mineral reserve” is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified

“Pt” refers to platinum.

“pyroxenite” refers to a relatively uncommon dark-coloured rock consisting chiefly of pyroxene; pyroxene is a type of rock containing sodium, calcium, magnesium, iron, titanium and aluminum combined with oxygen.

“quartz” is a common rock-forming mineral (SiO2).

“quartzite” or “metaquartzite” is an extremely compact, hard, granular rock consisting essentially of quartz. It often occurs as silicified sandstone, as in sarsen stones.

“Rh” refers to rhodium, a platinum metal. Rhodium shares some of the notable properties of platinum, including its resistance to corrosion, its hardness and ductility. Wherever there is platinum in the earth, there is rhodium as well. In fact, most rhodium is extracted from a sludge that remains after platinum is removed from the ore. A high percentage of rhodium is also found in certain nickel deposits in Canada.

“stope” is an underground excavation from which ore has been extracted.

“tailings” is the material that remains after all metals considered economic have been removed from ore during milling.

“tonne” refers to a metric tonne having a weight of 1,000 kilograms or 2,205 pounds.

“troctolite” is a gabbro made up mainly of olivine and calcic plagioclase, often having a spotted appearance likened to a trout’s back.

“UG2” refers to Upper Group 2 Chromitite Layer or Reef.

Platinum Group Metals Ltd.
2013 Annual Information Form

“ultramafic” refers to types of rock containing relatively high proportions of the heavier elements such as magnesium, iron, calcium and sodium; these rocks are usually dark in colour and have relatively high specific gravities.

“xenolith” is a rock fragment which becomes enveloped in a larger rock during the latter’s development and hardening.